Exhibit 99.1
March 28, 2008

ANNUAL INFORMATION FORM

For the year ended
December 31, 2007

IAMGOLD CORPORATION

Table of Contents

ITEM I	NAME AND INCORPORATION	11

ITEM II	GENERAL DEVELOPMENT OF THE BUSINESS	13

1.	Three-Year History	13
2.	Significant Acquisitions	15
3.	Trends	15
4.	Risk Factors	15
4.1	Financial Risks	15
4.2	Operational Risks	18

ITEM III	DESCRIPTION OF THE BUSINESS	23

1.	Mining Activities: Canada	23
1.1	Doyon Division – Doyon and Mouska Gold Mines	23
1.2	Sleeping Giant Gold Mine	28
2.	Mining Activities – International	31
2.1	Africa: Botswana - Mupane Gold Mine	31
2.2	Africa: Ghana - Tarkwa Gold Mine	36
2.3	Africa: Ghana - Damang Gold Mine	42
2.4	Africa: Republic of Mali - Sadiola Gold Mine	48
2.5	Africa: Republic of Mali - Yatela Gold Mine	54
2.6	Africa: Tanzania - Buckreef Project	59
2.7	South America: Suriname - Rosebel Gold Mine	63
2.8	South America: French Guiana - Camp Caiman Project	68
2.9	South America: Ecuador - Quimsacocha Project	73
2.10	South America: Peru – La Arena Project	77
3.	Non-Gold	79
3.1	Ferroniobium Production - Niobec Mine	79
3.2	Diamond Royalty – Diavik Project	82
4.	Exploration	83
4.1	General	84
4.2	Capitalized Exploration and Development Projects	83
4.3	Greenfields Exploration and Development Expensed	84
4.4	Outlook	86
5.	Mineral Reserves and Resources	87
6.	Other Aspects of the Business	92
6.1	Marketing of Production	92
6.2	Government Regulation	94
6.3	Environment	95
6.4	Community Relations	95
6.5	Taxes	96
6.6	Mining Development and Construction	96
6.7	Intellectual Property	96
6.8	Competition	96
6.9	Sale of Production	97
6.10	Employee Relations	98
7.	Dividends	98
8.	Litigation	98

ITEM IV	DESCRIPTION OF CAPITAL STRUCTURE	99

ITEM V	MARKET FOR SECURITIES	99

ITEM VI	DIRECTORS AND OFFICERS	100

1.	Directors	100
2.	Executive Officers	102
3.	Shareholdings of Directors and Officers	103
4.	Corporate Cease Trade Orders or Bankruptcies	103

ITEM VII	AUDIT COMMITTEE	104

1.	Composition and Relevant Education and Experience of Members	104
2.	Mandate of the Audit Committee	106
3.	Policies and Procedures for the Engagement of Audit and Non-Audit Services	107
4.	External Auditor Service Fees	107

ITEM VIII	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	108

ITEM IX	TRANSFER AGENT AND REGISTRAR	108

ITEM X	MATERIAL CONTRACTS	108

ITEM XI	INTERESTS OF EXPERTS	108

1.	Names of Experts	108
2.	Interests of Experts	109

ITEM XII	ADDITIONAL INFORMATION	109

SCHEDULE A – Audit Committee Charter

Table of Contents

List of Maps and Tables
IAMGOLD’s Corporate Structure	12
MINERAL RESERVES AND RESOURCES	79

Explanatory
Notes:

1.	All dollar amounts presented in this Annual Information Form are expressed in US dollars, unless otherwise indicated.

2.	Production results are in metric units, unless otherwise indicated.

3.
IAMGOLD Corporation carries on business in Canada. The subsidiaries of IAMGOLD Corporation carry on business in Canada and elsewhere. In this Annual Information Form, the words “Company” and “IAMGOLD” are used interchangeably and in each case refer, as the context may require, to all or any of IAMGOLD Corporation and its subsidiaries.

4.	Unless otherwise specified, reference herein to the 2007 Annual Report are references to IAMGOLD’s Annual Report for the year ended December 31, 2007. All such references are incorporated herein.

5.
The information in this Annual Information Form is complemented by the Company’s Audited Consolidated Annual Financial Statements for the year ended December 31, 2007 and the management’s discussion and analysis thereon.

6.
The 2007 Annual Report, the Company’s Annual Financial Statements for the year ended December 31, 2007 and the management’s discussion and analysis thereon, are available on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com.

Cautionary Note to US Investors

The United States Securities and Exchange Commission (the “SEC”) allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. The Company uses certain terms in this document, such as “mineral resources”, that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC. US investors are urged to consider closely the disclosure on the technical under the heading “Technical Information” in the Glossary below.

Special Note Regarding Forward-Looking Statements

This Annual Information Form contains or incorporates by reference certain information that may constitute “forward-looking statements”. All statements other than statements which are reporting results as well as statements of historical fact set forth herein, are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors; forward-looking statements include, without limitation, statements regarding strategic plans, future production, sales targets (including market share evolution as regards niobium), cost estimates and anticipated financial results; potential mineralization and evaluation and evolution of mineral reserves and resources (including but not limited to, Rosebel’s potential for further increases) and expected mine life; expected exploration results, future work programs, capital expenditures and objectives, evolution of development projects and exploration budgets and targets including, but not limited to, the Westwood, Quimsacocha, Buckreef and La Arena projects; construction and production targets and timetables, as well as anticipated timing of grant of permits and governmental incentives including, but not limited to, the Camp Caiman Project; outcome of negotiations with the Government of Ghana regarding fiscal stability agreements for the Damang and Tarkwa Gold Mines; expected continuity of a favorable gold market; and contractual commitments, royalty payments, litigation matters and measures of mitigating financial and operational risks; anticipated liabilities regarding site closure and employee benefits; continuous availability of required manpower; possible exercise of outstanding warrants and, more generally, continuous access to capital markets; and IAMGOLD’s global outlook and that of each of its mines. These statements relate to analysis and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning actual mineral reserves and resources estimates are also deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements, which involve assumptions and describe the Company’s future plans, strategies and expectations are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The following are some of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: hazards normally encountered in the mining business including unusual or unexpected geological formations, rock bursts, cave-ins, floods and other conditions; delays and repair costs resulting from equipment failure; liability under environmental legislation; uncertainties as to estimation of mineral reserves and resources; competition for qualified manpower and mining properties with Canadian and foreign companies that may have substantially greater financial and other resources; requirement of additional financing; risk related to hedging and non-hedge derivative instruments; fluctuations in the market price of gold, niobium, bauxite and fuel and in foreign currencies relative to the Canadian currency; labour strikes; community relations; risks involved with investments in emerging countries including stability of legislation and policy, unilateral revocation of mining or property rights and political instability; obtaining permits; federal, state and provincial legislation governing the acquisition and ownership of mining and property rights; mining duties; income taxes; labour, health, safety standards; exports and other related matters. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause results to differ from what is anticipated, estimated or intended.

Any forward-looking statement speaks only of the date on which it is made. New factors emerge from time to time, and it is not possible for the Company to predict which factor will arise. Readers are cautioned not to place undue reliance on forward-looking statements.

Glossary

Mining Terms and Frequently Used Abbreviations

AC: Aircore

By-product: a secondary metal or mineral product recovered in the milling process.

Carbon-in-leach (CIL) process: a process used to recover dissolved gold inside a cyanide leach circuit. Coarse activated carbon particles are introduced in the leaching circuit and are moved counter-current to the slurry, absorbing gold as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis. CIL is a process similar to CIP (carbon in pulp) except that the gold leaching and the gold absorption are done simultaneously in the same stage compared with CIP where gold absorption stage follow the gold leaching stage.

Carbon-in-pulp (CIP) process: a process used to recover dissolved gold from a cyanide leach slurry. Coarse activated carbon particles are moved counter-current to the slurry, absorbing gold as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.

Concentrate: a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

Contained ounces: ounces in the mineralized rock without reduction due to mining loss or processing loss.

Converter: a furnace in which the pyrochlore concentrate is converted into ferroniobium and heat is produced by the oxidation reaction.

Cut-off grade: the lowest grade of mineralized material considered economic; used in the estimation of mineral reserves in a given deposit.

DD: Diamond Drilling or Diamond Drill.

Deferred development: development of underground infrastructure to be used over an extended period. Costs related to this activity are capitalized.

Deferred stripping: The capitalization of additional waste material mined, deemed to be a betterment, in order to extract an ore body in an open pit operation.

Depletion: the decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production.

Dilution: an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an orebody.

EHS: environmental health and safety

EMS: environmental management system.

g Au/t: gram of gold per tonne.

Grade: the relative quantity or percentage of metal or mineral content.

ISO 14001: a standard established by the International Organization for Standardization setting forth the guidelines for an environmental management system.

ISO 9001: a standard established by the International Organization for Standardization setting forth the guidelines for a quality management system.

Leach/heap leach: to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

MW: megawatts

Mineral reserves: mineral reserves are divided into two categories; proven and probable mineral reserves, which are more particularly defined herein under Section 5 of Item III below.

Mineral resources: mineral resources are divided into three categories; measured, indicated and inferred, which are more particularly defined herein under Section 5 of Item III below.

Mtpa: Metric tonne per annum.

Ounce: refers to one troy ounce, which is equal to 31.103 grams.

QA-QC: quality-assurance and quality control.

Qualified person: an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination thereof, has experience relevant to the subject matter of the project or report, and is a member in good standing of a self regulating organization.

RAB: Rotary air blast.

RC: reversed circulation.

Recovery: the proportion of valuable material obtained during the mining or processing. Generally expressed as a percentage of the material recovered compared to the total material present.

Restoration: operation consisting of restoring a mining site to a satisfactory condition.

SAG:  Semi-autogenous grinding

SAMREC: South African Code for Reporting of Mineral Resources and Mineral Reserves.

Stope: the underground excavation from which the ore is extracted.

Stoping: the process of mining an underground orebody.

Stripping: the process of removing overburden or waste rock to expose ore.

Tailings: the material that remains after metals or minerals considered economic have been removed from ore during milling.

Tailings pond: a containment area used to deposit tailings from milling.

TGB: Tati Greenstone Belt

Financial Terms

2003 Credit Facility: means the amended and restated $65 million credit facility agreement entered into by Cambior Inc. with a syndicate of international financial institutions on February 7, 2003.

2003 Financial Creditors: means the syndicate of international financial institutions party to the 2003 Credit Facility, including the counter party to the Prepaid Gold Forward Sales Agreement.

Forward sales: the sale of a commodity for delivery at a specified future date and price, usually at a premium to the spot price.

Hedge: a risk management technique used to manage commodity price, interest rate, foreign currency exchange or other exposures arising from regular business transactions.

Hedging: a future transaction made to protect the price of a commodity as revenue or cost and secure cash flows.

Margin: money or securities deposited with a broker as security against possible negative price fluctuations.

Royalty: cash payment or physical payment (in-kind) generally expressed as a percentage of Net Smelter Returns (“NSR”) or mine production.

Spot price: the current price of a metal for immediate delivery.

TSX: the Toronto Stock Exchange.

Volatility: propensity for variability. A market or share is volatile when it records rapid variations.

Technical Information

For the Sadiola, Yatela, Tarkwa, Damang and Mupane gold mines and the Buckreef project, refer to the definitions of the Australasian Code under the heading “Australasian Code for Reporting of Mineral Resources and Ore Reserves” below.

Canadian Standards for Mineral Resources and Reserves

Unless otherwise indicated, in this Annual Information Form, the following terms have the meanings set forth below. Reference is made to the Cautionary Note to US Investors at the beginning of this Annual Information Form.

Mineral Reserves

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Metallurgical Recovery and Cut-off Grade

In calculating mineral reserves, cut-off grades are established using the Company’s long-term metal or mineral prices and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

*  *  *  *  *  *  *  *  *

Australasian Code for Reporting of Mineral Resources and Ore Reserves

The estimates of ore reserves and mineral resources for the Sadiola, Yatela, Tarkwa, Damang and Mupane gold mines and the Buckreef project set out in this Annual Information Form have been calculated in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and Minerals Council of Australia (the “JORC Code”). National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators (“NI 43-101”) provides that companies may make disclosures using the reserve and resource categories of the JORC Code, subject to the satisfaction of certain requirements.

The definitions of ore reserves under the JORC Code are as follows.

Ore reserve is the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are subdivided in order of increasing confidence into probable ore reserves and proved ore reserves.

Probable ore reserve is the economically mineable part of an indicated, and in some circumstances measured, mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Proved ore reserve is the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The definitions of mineral resources under the JORC Code are as follows:

Mineral resource is a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Inferred mineral resource is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and is assumed, but not verified, geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

Indicated mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Measured mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

Mineral resources, which are not ore reserves, do not have demonstrated economic viability.

The foregoing definitions of ore reserves and mineral resources as set forth in the JORC Code have been reconciled to the definitions in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines (the “CIM Standards”) adopted under NI 43-101. If ore reserves and mineral resources for the Sadiola, Yatela, Tarkwa, Damang and Mupane gold mines and the Buckreef project were estimated in accordance with the definitions in the CIM Standards, there would be no substantive differences in the reserve and resources estimates for such mines set forth herein.

Symbols Used

Ag	=	silver

Au	=	gold

Cu	=	copper

FeNb	=	ferroniobium

Mg	=	Magnesium

Nb	=	niobium

Nb2O5	=	niobium pentoxide (pyrochlore)

Item I	Name and Incorporation

The Company was incorporated under the Canada Business Corporations Act with the name “IAMGOLD International African Mining Gold Corporation” by articles of incorporation effective March 27, 1990. By articles of amendment effective June 23, 1995, the outstanding common shares of the Company were consolidated on a one-for-4.45 basis. By articles of amendment effective July 19, 1995, the authorized capital of the Company was increased by the creation of an unlimited number of first preference shares (“First Preference Shares”), issuable in series, and an unlimited number of second preference shares (“Second Preference Shares”), issuable in series, and the “private company” restrictions were deleted. By articles of amendment effective June 27, 1997, the name of the Company was changed to “IAMGOLD Corporation”. By articles of amalgamation effective April 11, 2000, the Company amalgamated with its then wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.). By articles of amalgamation effective January 1, 2004, the Company amalgamated with its then wholly-owned subsidiary, Repadre Capital Corporation (“Repadre”).

The registered and principal office of the Company is located at 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, Canada M5H 2Y4. The Company's telephone number is (416) 360-4710 and its website address is www.iamgold.com.

IAMGOLD’s Corporate Structure

(1)  The Doyon Division is comprised of the Doyon and Mouska Gold Mines.

Item II	General Development of the Business

1.	Three-Year History

IAMGOLD is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world. Through its holdings, IAMGOLD has interests in various operations and exploration properties as well as a royalty interest on a property that produces diamonds. As at the date hereof, IAMGOLD’s principal holdings are the following:

(i)
a 100% interest in IAMGOLD-Québec Management Inc. (“IMG-Qc”), the owner of the mining leases in the Province of Québec, Canada, on which the Doyon and Mouska gold mines (the Doyon and Mouska gold mines comprise the “Doyon Division”) and the Sleeping Giant gold mine (the “Sleeping Giant Gold Mine”) are located. Information on the above indicated properties is provided in Section 1 of Item III below. IMG-Qc also owns the leases in the Province of Québec on which is located the Niobec mine (the “Niobec Mine”). IMG-Qc is the operator of each mine named above;

(ii)
an indirect 95% interest in Rosebel Gold Mines N.V. (“RGM”) the owner of the mining rights and assets comprising the Rosebel gold mine (the “Rosebel Gold Mine”), in Suriname, and manager of the operations thereat. Information on the Rosebel Gold Mine is provided in Section 2.7 of Item III below;

(iii)
an indirect 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola S.A. (“SEMOS”), the owner of the mining rights for the mining permit area (the “Sadiola Mining Permit”) in Mali on which the Sadiola gold mine (the “Sadiola Gold Mine”) is located. Information on the Sadiola Gold Mine is provided in Section 2.4 of Item III below;

(iv)
an indirect 50% interest in Sadiola Exploration Limited (“SADEX”) which holds an 80% interest in Yatela Exploitation Company Limited (“YATELA”), the owner of the mining rights for the mining permit area (the “Yatela Mining Permit”) in Mali, immediately to the north of the Sadiola Mining Permit, on which the Yatela gold mine (the “Yatela Gold Mine”) is located. Information on the Yatela Gold Mine is provided in Section 2.5 of Item III below;

(v)
an indirect 18.9% interest in Gold Fields Ghana Limited (“GFGL”), the holder of the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine (the “Tarkwa Gold Mine”) is located. Information on the Tarkwa Gold Mine is provided in Section 2.2 of Item III below;

(vi)
an indirect 18.9% interest in Abosso Goldfields Limited (“Abosso”), the holder of the mineral rights to the Damang concession, which is contiguous with the Tarkwa concession in Ghana and on which the Damang gold mine (the “Damang Gold Mine”) is located. Information on the Damang Gold Mine is provided in Section 2.3 of Item III below;

(vii)
an indirect 100% interest in Mupane Gold Mining (Pty) Ltd., the owner of the mining rights for the mining permit area (the “Mupane Mining License”) in Botswana on which the Mupane gold mine (the “Mupane Gold Mine”) is located. Information on the Mupane Gold Mine is provided in Section 2.1 of Item III below;

(viii)	an indirect 100% interest in the Camp Caiman project (the “Camp Caiman Project”) in French Guiana. Information on the Camp Caiman Project is provided in Section 2.8 of Item III below;

(ix)
an indirect 100% interest in the Quimsacocha project (the “Quimsacocha Project”), an exploration project in Ecuador. Information on the Quimsacocha Project is provided in Section 2.9 of Item III below;

(x)
an indirect 100% interest in La Arena S.A., the owner of the mining concessions of the La Arena project (the “La Arena Project”) in Peru. Information on the La Arena Project is provided in Section 2.10 of Item III below;

(xi)
an indirect 100% interest in IAMGOLD Tanzania Limited, the owner to the prospecting and mining licenses to the Buckreef exploration project (the “Buckreef Project”) in Tanzania. Information on the Buckreef Project is provided in Section 2.6 of Item III below; and

(xii)	a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada. Information on this royalty is provided in Section 3.2 of Item III below.

Effective March 22, 2006, the Company completed a business combination transaction with Gallery Gold Limited (“Gallery Gold”). Prior to the completion of the transaction, the principal assets of Gallery Gold consisted of an indirect 100% interest in the Mupane Gold Mine and an indirect 75% to 80% interest in the Buckreef Project.

On April 26, 2006, the Company announced the sale of its portfolio of eleven gold royalties to Battle Mountain Gold Exploration in consideration of $13.8 million in cash, a $2 million convertible debenture and 12 million Battle Mountain shares, the whole having an aggregate value of $21.8 million.

Effective November 8, 2006 (the “Acquisition Date”), the Company acquired Cambior Inc. (“Cambior”) by amalgamating a wholly-owned subsidiary, IAMGOLD-Québec Management Inc., with Cambior pursuant to the terms of a court-sanctioned arrangement (the “Cambior Arrangement”). Prior to the completion of the transaction, the principal assets of Cambior consisted of an indirect 95% interest in the Rosebel Gold Mine, a 100% interest in the Doyon Division comprised of the Doyon and Mouska gold mines, a 100% interest in the Sleeping Giant Gold Mine, a 100% interest in the Niobec Mine and an indirect 100% interest in the Camp Caiman Project.

With the acquisitions of Gallery Gold and Cambior, the Company became a mine operator and the tenth largest publicly-traded gold company in the world with an annual production rate of close to one million ounces.

Effective February 27, 2008, the Company sold its 34% interest in the Nyakafuru joint venture to Resolute Mining (Tanzania) Limited (“Resolute”) for $6.0 million in shares of Resolute and a retained $10/oz royalty on additional ounces discovered and attributable to the Company’s former interest capped at an amount of $3.75 million.

Effective March 21, 2007, the Company sold its 70% interest in Omai Bauxite Mining Inc. and its 100% interest in Omai Services Inc. to Bosai Minerals Group Co. Ltd. (“Bosai Minerals”) for cash proceeds of $28.5 million.  Bosai Minerals assumed $17.7 million of third-party debt as part of the transaction.

2.	Significant Acquisitions

During the year 2007, the Company did not complete any significant acquisitions within the meaning of National Instrument 51-102.

3.	Trends

IAMGOLD's income, cash flow and gold bullion holdings are significantly affected by fluctuations in the price of gold which has experienced significant price movements over the past three years. During this period, the price of gold, based on the London PM Fix on the London Bullion Market, reached a low of $411 on February 8, 2005 and a high of $841 on November 8, 2007. While it appears that there is an upward trend in the price of gold since 2002, there has been significant volatility during this period, and future movements in the price of gold are beyond the control of IAMGOLD.

4.	Risk Factors

The Company is subject to various financial and operational risks that could have a significant impact on profitability and levels of operating cash flow, as described below.

4.1	Financial Risks

4.1.1	Commodity Prices

Revenues depend on the market prices for the mine production. The gold market is highly volatile and is subject to various factors including political stability, general economic conditions, mine production, and intent of governments who own significant above-ground reserves. The Company's business is strongly affected by the world market price of gold. If the world market price of gold were to drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period, the Company's profitability and cash flow would be negatively affected.

The factors that may affect the price of gold include industry factors such as: industrial and jewelry demand; the level of demand for gold as an investment; central bank lending, sales and purchases of gold; speculative trading; and costs of and levels of global gold production by producers of gold. Gold prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties.

The niobium marketplace is characterized by a dominant producer whose actions may affect the price. New entrants may affect the stability of the marketplace by engaging in a price discounting practice to gain initial market share.

4.1.2	Replacement of Depleted Reserves

The Company must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. The Company's exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions. The mineral base of the Company may decline if reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.

4.1.3	Projects

The Company's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects.  Risks and unknowns inherent in all projects include: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future prices of the relevant minerals.

Projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics.  Actual costs and economic returns may differ materially from the Company's estimates or that the Company could fail to obtain the governmental approvals necessary for the operation of a project, in which case, the project may not proceed, either on its original timing, or at all.

4.1.4	Currency

Metal sales are mainly transacted in US dollars. Movement in the Canadian dollar against the US dollar therefore has a direct impact on the Company’s Canadian divisions and executive office cost base. International operations have exposure to currency however a significant portion of each international operation’s cost base is denominated in US dollars. From time to time, the Company may enter into foreign exchange contracts to fix the exchange rate.

The Euro is the functional currency for the Company’s activities in French Guiana. The capital and production cost of the Camp Caiman project can be impacted by a change in the Euro exchange rate.

4.1.5	Financing and Interest Rates

A portion of the Company’s activities is directed to the search for and the development of new mineral deposits. There is a risk in obtaining financing as and when required for exploration and development. The Company is subject to movements in interest rates.

4.1.6	Taxation

Mining tax regimes in foreign jurisdictions are subject to change and may include fiscal stability guarantees.

4.1.7	Access to Capital Markets

To fund growth, the Company may depend on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects. To ensure the availability of capital, the Company maintains a relationship with key financial participants and has an investor relations program to communicate with and inform institutional and retail investors, as well as other stakeholders.

4.1.8	Title to Properties and Competition

The validity of mining interests held by the Company, which constitute most of the Company's property holdings, can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.

The Company competes with other mining companies and individuals for mining interests on exploration properties and the acquisition of mining assets, which may increase its cost of acquiring suitable claims, properties and assets, and the Company also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees.

The mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labour and these shortages have caused unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

4.1.9	Insurance

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies. The availability of such insurance is dependent on the Company’s past insurance loss and records and general market conditions. The Company utilizes the services of its insurance advisors and insurance underwriters to identify potential risks and mitigation measures.

4.1.10	Carried Value of Goodwill

The Company evaluates the carrying amount of recorded goodwill to determine whether current events and circumstances indicate such carrying amount may no longer be recoverable.  This evaluation involves a comparison of the estimated fair value of the Company’s reporting units to their carrying values.  The Company’s fair value estimates are based on numerous assumptions and it is possible that actual fair value could be significantly different than these estimates. In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its reporting units may, over time, result in an impairment charge.

4.2	Operational Risks

4.2.1	Mineral Reserves, Extractions and Mineral Resources

Reserves are statistical estimates of mineral content and ore based on limited information acquired through drilling and other sampling methods and require judgmental interpretations of geology. Successful extraction requires safe and efficient mining and processing.

The Company's mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because the Company prepares this Annual Information Form in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by NI 43-101, as well. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. You should not assume that any part or all of the Company’s mineral resources constitute or will be converted into reserves.

Market price fluctuations of gold, as well as increased production and capital costs or reduced recovery rates, may render the Company’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or the Company to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require the Company to reduce its mineral reserves and resources, which could have a negative impact on the Company's financial results. Failure to obtain necessary permits or government approvals could also cause the Company to reduce its reserves. There is also no assurance that the Company will achieve indicated levels of gold recovery or obtain the prices assumed in determining such reserves. Level of production may also be affected by weather or supply shortages.

To minimize the risks, reserves are estimated in accordance with accepted guidelines and standards within the mining industry, quality control programs are established, and competent personnel are employed. The Company also employs experienced mining engineers and a trained workforce to extract the ore from deposits.

4.2.2	Safety and Other Hazards

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labour force disruptions, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, groundfalls, slope failures, cave-ins, flooding, seismic activity, water conditions and gold bullion losses and other natural or man-provoked incidents that could affect the mining of ore, most of which are beyond the Company's control. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability.  As a result, production may fall below historic or estimated levels and the Company may incur significant costs or experience significant delays that could have a material adverse effect on the Company's financial performance, liquidity and results of operation. To minimize risks in these areas, the Company provides training programs for employees and has joint management-worker committees to review work practices and environment.

4.2.3	Energy and Availability of Other Commodities

The profitability of the Company’s business is affected by the market prices and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, such as diesel fuel, electricity, steel, concrete and cyanide. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the Company’s control. Operations consume significant amounts of energy, and are dependent on suppliers to meet these energy needs. In some cases, no alternative source of energy is available.  An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of the Company's projects. If the costs of certain commodities consumed or otherwise used in connection with the Company’s operations and projects were to increase significantly, and remain at such levels for a substantial period of time, the Company may determine that it is not economically feasible to continue commercial production at some or all of the Company’s operations or the development of some or all of the Company’s current projects, which could have an adverse impact on the Company.

4.2.4	Labour and Strikes

The Company is dependent on its workforce to extract and process minerals. The Company has programs to recruit and train the necessary manpower for its operations, and endeavour to maintain good relations with its workforce in order to minimize the possibility of strikes, lockouts and other stoppages at its work sites. A prolonged labour disruption at any of its material properties could have a material adverse impact on its operations as a whole.

4.2.5	Communities

Surrounding communities may affect the mining operations through the restriction of access of supplies and workforce to the mine site. Active community outreach and development programs are maintained to mitigate the risk of blockades or other restrictive measures by the communities.

4.2.6	Environment, Health and Safety

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species.  The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities.  Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations.  Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties.  The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company’s business, results of operations or financial condition.  The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites.  The Company could also be held liable for exposure to hazardous substances.  The costs associated with such responsibilities and liabilities may be significant.  In certain of the countries in which the Company has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the Company’s obligation to reclaim property after minerals have been mined from the site.  In some jurisdictions, bonds or other forms of financial assurances are required for security for these reclamation activities.  The Company may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions the Company has made for such reclamation.  In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on the Company’s financial condition, liquidity or results of operation. Various environmental incidents can have a significant impact on operations. To mitigate these risks, an ISO 14001-certified environmental management system that covers all aspects of the mining cycle is in place. In high-risk areas, such as the design and operation of tailings dams, the Company contracts independent review boards to oversee design and ongoing operating practices and has emergency plans to deal with any incidents.

4.2.7	Political Risk

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; war, terrorism and civil disturbances; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty and tax increases or other claims by government entities, including retroactive claims; risk of loss due to disease and other potential endemic health issues; risk of expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits; currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for US dollars, and on the ability of such companies to hold US dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold; limitations on the repatriation of earnings; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company's financial position or results of operations.

Operations, particularly those located in emerging countries, are subject to a number of political risks. Political risk insurance is maintained for some jurisdictions.

Operations in Mali, Guyana and Suriname are governed by mineral agreements that establish the terms and conditions under which affairs are conducted. These agreements are subject to international arbitration and cover a number of items, including: duration of mining licenses/operating permits; right to export production; labour matters; right to hold funds in foreign bank accounts and foreign currencies; taxation rates; and right to repatriate capital and profits.

The Company maintains active communications programs with host governmental authorities and the Canadian government.

4.2.8	Legislation

The Company is subject to continuously evolving legislation in the areas of labour, environment, land titles, mining practices and taxation. New legislation may have a negative impact on operations. The Company participates in a number of industry associations to monitor changing legislation and maintains a good dialogue with governmental authorities in that respect. The Company is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.

4.2.9	Joint Ventures

Certain of the properties in which the Company has an interest are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to the Company or to third parties, or any disputes with respect to the parties' respective rights and obligations, could have a material adverse effect on the joint ventures or their properties. In addition, the Company may be unable to exert control over strategic decisions made in respect of such properties.

4.2.10	Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial performance, cash flow and results of operations. See "Litigation" under Section 8 of Item III below.

4.2.11	Internal Controls over Financial Reporting

The Company has invested resources to document and analyze its system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

4.2.12	Acquisitions and Integration

Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographic, political, operating, financial and geological risks.  The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully with those of the Company.

Item III	Description of the Business

1.	Mining Activities: Canada

In Canada, the Company indirectly owns interests in three gold mines, all of which are in commercial production.

1.1	Doyon Division – Doyon and Mouska Gold Mines

i)	Property Description and Location

The Doyon Division is comprised of the Doyon and Mouska underground mines, located approximately 40 kilometres east of Rouyn-Noranda, in the Province of Québec, Canada. The Doyon Division covers an area of approximately 2,870 hectares and is situated on the prolific Cadillac-Bousquet gold belt in the Abitibi region. The Doyon property consists of 116 claims and a mining lease that was renewed for a 10-year period until July 2, 2010 which covers 1,993 hectares. The Doyon Division mines are held 100% by IMG-Qc, a wholly-owned subsidiary of the Company.

The Doyon Gold Mine is subject to a participation right in future revenues payable to Barrick Gold Corporation (“Barrick”), under which Barrick receives an annual payment equal to 24.75% of (i) the surplus, if any, of the average market price (as defined in the purchase agreement) for one troy ounce of gold over $375, multiplied by (ii) the number of gold ounces produced at the Doyon Gold Mine during the relevant year; this right applies to a maximum cumulative production of 2.6 million ounces of gold as from January 1, 1998, up to a maximum cumulative payment to Barrick of $30 million. As at December 31, 2007, either 1.1 million ounces or a maximum cumulative payment of $15.2 million remains subject to Barrick’s participation.

The Mouska property is adjacent to the western border of the Doyon property. This 876-hectare property is held through 22 claims and two mining leases, one expiring in 2011 and the second in 2018. The property’s production is subject to two royalties. The first, a 2% royalty on the value of gold recovered is payable to Newmont Mining Corporation. The second royalty is a 0.2% royalty on gold produced, payable to the estate of an individual.

All of IMG-Qc’s right, title and interest in and to the Doyon Division mines remains hypothecated pursuant to the 2003 Credit Facility in favor of the 2003 Financial Creditors.

ii)	Accessibility, Local Resources and Infrastructure

The Abitibi region is well known around the world for its prolific gold belt and surrounding gold mines. The mines of the Doyon Division are readily accessible by existing paved roads and benefit from available water supply and electric power supply sources.

The Doyon Gold Mine facilities and equipment include a conventional mill equipped with a SAG mill and cyanidation and CIP processing facilities, a high-density sludge plant, a water treatment plant, a tailings pond and settling pond (both allowing for natural degradation of the cyanide, decanting and recirculation of the water used in milling), electrical and mechanical maintenance shops and a headframe, mechanized mobile underground equipment, as well as a warehouse, a paste backfill plant and an administrative building. At the Doyon mill, a new copper flotation circuit was commissioned and was fully operational during the second quarter of 2007 with metallurgical results exceeding expectations.

Mouska Gold Mine’s principal facilities include a headframe, a service building housing electrical and mechanical shops and an administrative office. All of the ore mined is processed at the Doyon milling facilities. Access to underground is via a main shaft of 485 metres and an internal shaft of 560 metres. The internal shaft is located 1.2 kilometres east from the main shaft.

iii)	History

The Doyon Gold Mine was discovered in 1974 by Soquem Inc. Commercial open-pit mining began in March 1980, and underground mining in 1985. The transition to full-scale underground mining was completed on March 31, 1989. The Doyon Gold Mine has been a significant producer of gold for the past 26 years. In January 2006, it produced its 5,000,000th ounce of gold.

Cambior acquired its first 50% interest in the Doyon Gold Mine and 100% of the Mouska property in 1986, in connection with the privatization of most of Soquem Inc.’s assets.

Cambior became the sole owner of the Doyon Gold Mine by acquiring the remaining 50% undivided interest therein from Barrick in 1998.

Underground exploration at Mouska began in October 1987, pre-production development followed in May 1990, and commercial production commenced in July 1991. Production was suspended at the Mouska Gold Mine from December 2003 to October 2004 to allow for the deepening of the internal shaft to gain access to lower levels.

On November 8, 2006, the Company acquired Cambior pursuant to the Cambior Arrangement.

iv)	Geological Setting and Mineralization

The Doyon Division is situated on the prolific Cadillac-Bousquet gold belt in the Abitibi region, Québec. The Doyon Gold Mine deposit lies in a strongly altered and deformed corridor of the Blake River Group. The deformation is characterized by east-west striking schistosity with a 75 degree dip towards the south.

Vein-type mineralization dominates, with the main mineralized veins several centimeters thick. The veins are mainly composed of varying proportions of pyrite, quartz, chalcopyrite, carbonate and gold.

The Doyon Gold Mine deposit is divided in three sectors, namely the Zone 1.0, the Zone 2.0 and the West Zone. Both zones 1.0 and 2.0 lie within volcanic rocks while the mineralization in the West Zone is located in the Mooshla intrusive (dioritic to tonalitic) composition.

The Mouska property lies in the southern part of the Abitibi subprovince in the Bousquet Township. It is hosted by volcanic and plutonic rocks of the Blake River Group. Volcanic rocks dominate, composed essentially of basalts and andesites.

The Mouska deposit can be described as a lodetype deposit, with the economic mineralization confined in narrow quartz veins (less than one metre) with good lateral and vertical continuity.

Economic lenses are found in both andesites and in the Mooshla intrusive, which occupies the southeast third of the property. The composition of the Mooshla intrusive varies from mafic phases in the north (diorite) to more felsic phases in the south (leucotonalite). The intrusive hosts the current reserves and has the best potential for additional reserves.

v)	Drilling, Sampling and Analysis, and Security of Samples

All drill collars are surveyed and down hole surveys are conducted in exploration holes. The logging and sampling of drill holes are done in accordance with industry standards. Exploration core is split and mineralized zones sampled on 0.5 to 1.5 metre lengths. In definition drilling core is usually whole sampled. In unmineralized areas, sample lengths may be up to 3.0 metres. Most core samples are assayed at the Doyon Division laboratory. Samples from mineralized areas are assayed by fire assay method while unmineralized samples are assayed by atomic absorption (“A.A.”). All values greater than 3.0 g Au/t with the A.A. method are redone by fire assay.

The quality assurance procedures and assay protocols followed at the Doyon Division mines conform to industry-accepted quality control methods. The QA-QC program at the Doyon Division includes assaying of re-numbered pulps and rejects, addition of standards and blanks by geology department and pulps and rejects are routinely submitted to a commercial laboratory for external check assays.

vi)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided in Section 5 below.

vii)	Mining Operations

At the Doyon Gold Mine, the mining method used is sub-level stoping with backfill. At the Mouska Gold Mine, shrinkage stoping is used. All ore extracted from the Doyon Division is currently processed on site. The 2,300 tonnes per day Doyon plant uses the CIP process.  In 2008, an estimated 1,500 metric tonnes of copper concentrate will be shipped to the Horne Smelter in Rouyn-Noranda for further processing.  The 2008 mining plan for the Doyon Division anticipates the production of 107,000 ounces of gold. Based on mineral reserves as at December 31, 2007, only the Mouska Gold Mine is expected to continue in operation until 2010.

The following table indicates operating information for the Doyon Division for the last two years.

DOYON DIVISION	2007	2006 (1)
Ounces (Au)	131,000	153,000
Tonnage milled (tonnes)	642,000	864,000
Grade milled (g Au/t)	6.6	5.8
Recovery (%)	96	95
(1)
Effective November 8, 2006, the Company indirectly acquired 100% of the Doyon Division. From November 8 to December 31, 2006, the Doyon Division produced 23,000 ounces of gold at a cash cost of $451 per ounce.

Hourly employees at the Doyon Division are unionized. The collective agreements regarding employment of hourly employees expire on November 30, 2011 for the Doyon Gold Mine.  On February 7, 2008, the previous collective agreement for the Mouska Gold Mine was renewed for three years until October 17, 2010.  At the end of 2007, the Doyon Division employed approximately 500 individuals, including those employed by outside contractors.

viii)	Environment

The Doyon Division properties are in full compliance with environmental regulatory requirements in the Province of Québec. The EMS for the Doyon Division is certified under the 2004 revision of the ISO 14001 Standard and remains in compliance with the certification. The Doyon Division successfully passed the ISO 14001 recertification audit in November 2007.

The EMS is built on a database describing operational activities and their impacts or risks on the environment. Operational procedures aim at controlling said activities to minimize said impacts. Continuous improvement of environmental performance is obtained through programs with objectives and targets. Emergency response plans and closure plans for reclamation are also prepared.

A closure plan has been prepared and approved by the Québec Government. As at December 31, 2007, the recorded amount of estimated restoration and closure costs for the property was $34.2 million, representing the discounted costs.  The undiscounted cost of estimated restoration and closure costs for the property was $78.6 million, of which $11.7 million is currently funded.

ix)	Exploration and Development

The Company believes that its land holdings in the prolific Cadillac gold belt have the potential for further discoveries as demonstrated by the results on the Westwood orebody. In 2004, Cambior initiated the excavation of an exploration drift to gain access to the Westwood orebody discovered in 2003 and located 2.5 kilometres east of the Doyon Gold Mine. Since drilling from the exploration drift began, approximately 28,000 metres in 22 holes had been completed to the end of 2006. The program was accelerated in November 2006 with the addition of a third and fourth drill. Three gold bearing horizons have been identified and the two new drills are testing for continuity and to determine the mineral potential between 900 and 1,500 metres below surface.

In 2007, capital expenditures in connection with the Doyon Division were incurred mainly related to the development and purchase of equipment for the Westwood project, with the remaining related to underground. In 2007, 92,911 metres of development drilling and 7,237 metres of definition drilling were conducted at the Doyon-Mouska properties from underground drifts. Since the Acquisition Date, capital expenditures at the Doyon Division totaled $19.1 million, of which a $5.9 million impairment charge was recorded in 2007 relating to resource development costs incurred which, to date, have been unsuccessful in increasing the division’s resource profile.

Planned capital expenditures for 2008 are mainly related to exploration and development of the Westwood project. The 2008 underground exploration and mineral reserve development program will include more than 108,750 metres of DD.  Drilling will focus on the search for new mineral reserves and resources at depth and on the extensions of Doyon and the Westwood orebodies, as well as the Mooshla sector between the Mouska and Doyon mines.

In March 2008, the Company issued flow-through shares to finance the Westwood project totaling C$8.5 million which will have to be spent prior to the end of 2009.

x)	Taxation

The Company’s Canadian operations are subject to federal and provincial income taxes. Operations located in the Province of Québec are also subject to Québec mining duties at a statutory rate of 12%. Additional tax information is provided in Section 6.5 below.

1.2	Sleeping Giant Gold Mine

i)	Property Description and Location

The Sleeping Giant property covers an area of 2,908 hectares comprised of 71 claims and three mining leases, one expiring in 2008 and the others in 2018, and is located 80 kilometres north of Amos, Québec. The property is subject to two royalties: the first being a 2% royalty on gross operating earnings (as defined in the relevant agreement) held by Central Asia Goldfields Corporation; and the second being a 15% net profits interest (as defined in the relevant agreement) held by Mattagami Lake Exploration Ltd. on the greater part of the mine property. The property is held 100% by IMG-Qc, a wholly-owned subsidiary of the Company. No payment has been required pursuant to these royalties thus far, and the Company anticipates a payment of approximately $35,000 in 2008.

On October 9, 2007, an option agreement was signed with Cadiscor Resources Inc. (“Cadiscor”), granting them the right to purchase the Sleeping Giant Gold Mine (“Sleeping Giant”) after the completion of mining and processing, for a total consideration of up to C$7.0 million.

As part of the agreement with Cadiscor, IAMGOLD will continue to mine and process reserves at Sleeping Giant until the end of its current reserve life at which time, Cadiscor will purchase the property and all the related infrastructure assets.  Upon closing of the agreement on December 11, 2007, Cadiscor paid C$0.3 million in cash and issued to IAMGOLD 0.6 million common shares and 1.0 million common share purchase warrants, each warrant entitling IAMGOLD to purchase one common share at a price of C$1.00 until April 1, 2009.  These shares and warrants were valued at $0.5 million.  The total proceeds have been accounted for as an offset to mining assets until the sale is completed.  Upon exercise of the option to purchase Sleeping Giant, expected late in 2008 but no later than April 1, 2009, Cadiscor will pay C$5.0 million in cash or Cadiscor common share equivalent less the maximum allowable discount permitted by the TSX Venture Exchange.  IAMGOLD will also receive C$1.0 million in cash or Cadiscor common share equivalent after 300,000 tonnes of ore from any source are processed through the mill, and will retain a net smelter return royalty on future production from Sleeping Giant.

All of IMG-Qc’s right, title and interest in and to the Sleeping Giant Gold Mine remains hypothecated pursuant to the 2003 Credit Facility, in favor of the 2003 Financial Creditors.

ii)	Accessibility, Local Resources and Infrastructure

The Abitibi region is internationally known for its prolific gold belt and surrounding gold mines. The Sleeping Giant Gold Mine, as well as other mines in the area, is readily accessible by existing paved roads and benefits from available water supply and electric power supply sources.

The Sleeping Giant Gold Mine includes a 900-tonne per day capacity mill, a headframe and ancillary surface facilities as well as a tailings pond.

iii)	History

During the late 1980s, Aurizon Mines Limited (“Aurizon”) was the sole owner and operator of the mine, but a temporary reserve depletion in 1991 entailed a shutdown of operations. An exploration program funded by Cambior during 1992 led to the delineation of additional mining reserves and to Cambior’s acquisition of a 50% undivided interest in the property and related assets. Commercial gold production resumed on July 15, 1993. Effective April 30, 2005, Cambior acquired the remaining 50% undivided interest in the property and assets from Aurizon. Effective November 8, 2006, the Company acquired Cambior pursuant to the Cambior Arrangement.

iv)	Geological Setting and Mineralization

The Sleeping Giant property is located in the central portion of a volcanic zone positioned north of the Abitibi region. The geology of the mine is characterized by a sequence of volcano-sedimentary rocks cut by an intrusive felsic complex and post mineralization mafic dykes. Unlike most of the large gold deposits in the Abitibi Belt, the Sleeping Giant Gold Mine is not within a major shear zone. Furthermore, the cross-cutting vein morphology and the abundance of smoky quartz are not typical of many of the major gold lodes of Canada’s Superior Province.

The Sleeping Giant Gold Mine is a high-grade lode-type gold deposit. The narrow (1.0 meter or less) smoky quartz veins are characterized by a high sulphide content (5% to 50%). Vein continuity varies between 50 and 500 metres laterally and between 100 and 750 metres vertically. Some veins remain open at depth.

v)	Drilling, Sampling and Analysis, and Security of Samples

All drill collars are surveyed and downhole surveys are conducted in exploration holes. The logging and sampling of drill holes are done in accordance with industry standards. Exploration core is split and mineralized zones sampled on 0.5 to 1.0 metres lengths. In definition drilling, core is usually whole sampled. In unmineralized areas, sample lengths are usually 1.0 metre. All assays are performed on site at the Sleeping Giant Gold Mine laboratory. All samples are assayed by fire assay method.

The quality assurance procedures and assay protocols followed at the Sleeping Giant Gold Mine conform to industry-accepted quality control methods. The QA-QC program at Sleeping Giant includes assaying of re-numbered pulps and rejects, addition of standards and blanks by geology department and pulps and rejects are routinely submitted to a commercial laboratory for external check assays.

vi)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided in Section 5 below.

vii)	Mining Operations

Given the ore’s physical characteristics, shrinkage and room and pillar stoping are currently being used for mining operations. Mine access is by a 1,060-metre deep shaft. Ore is treated in a 900-tonnes per day mill that uses the CIL process. The 2008 production is estimated at 54,000 ounces of gold. Based on mineral reserves as at December 31, 2006, the Sleeping Giant Gold Mine is expected to continue in operation until the end of 2008.

The following table indicates operating information for the Sleeping Giant Gold Mine for the last two years.

SLEEPING GIANT GOLD MINE	2007	2006 (1)
Ounces (Au)	67,000	46,000
Tonnage milled (tonnes)	170,000	133,000
Grade milled (g Au/t)	12.5	11.0
Recovery (%)	97	97
(1)
Effective November 8, 2006, the Company indirectly acquired 100% of the Sleeping Giant Gold Mine. From November 8 to December 31, 2006, the Sleeping Giant Gold Mine produced 8,000 ounces of gold at a cash cost of $446 per ounce.

Hourly employees at the Sleeping Giant Gold Mine are unionized. The collective agreement was renewed for a period of three years by vote in 2007. At the end of 2007, the Sleeping Giant Gold Mine employed approximately 195 individuals, including those employed by outside contractors.

The Company continues to face challenges in recruiting qualified manpower due to traveling distances from the surrounding towns and competition from other mining operations and projects. Facing these challenges, in 2005, the mine instituted training programs for inexperienced miners. This initiative has contributed to improve productivity.

viii)	Environment

The Sleeping Giant Gold Mine is in full compliance with environmental regulatory requirements in the Province of Québec and all environmental permits are up to date. The EMS for the Sleeping Giant Gold Mine is certified under the ISO 14001 Standards effective 1998 and remains in compliance with the certification. The mine successfully passed the ISO 14001 recertification audit in November 2007.

A closure plan has been prepared and approved by the Québec Government. As at December 31, 2007, the recorded amount of estimated restoration and closure costs for the property was $4.1 million, representing the discounted costs.  The undiscounted cost of estimated restoration and closure costs for the property was $4.2 million, of which $1.8 million was funded.

ix)	Exploration and Development

In 2007, 11,807 metres of DD were completed at the mine. From this total, exploration and reserve development drilling represented 10,030 metres while definition drilling totaled 1,778 metres. All drilling is from underground drifts. Reserve development drilling mainly established reserves in the zone 50. Since the Acquisition Date, capital expenditures at Sleeping Giant totaled $0.5 million, principally related to underground exploration and deferred development.

Due to the agreement with Cadiscor, there will be no exploration program in 2008 since all of the exploration will be done by the new owner.

x)	Taxation

The Company’s Canadian operations are subject to federal and provincial income taxes. Operations located in the Province of Québec are also subject to Québec mining duties at a statutory rate of 12%. Additional tax information is provided in Section 6.5 below.

2.	Mining Activities – International

2.1	Africa: Botswana - Mupane Gold Mine

A technical report was prepared for the Mupane Gold Mine. The report, dated January 18, 2006 is entitled “Technical Report on the Mupane Gold Project” (the “Mupane Report”, which is available on SEDAR at www.sedar.com) and was prepared by Marcus Tomkinson and Linton Putland, “qualified persons” for the purposes of National Instrument 43-101 Standards for Disclosure of Mineral Projects (“NI 43-101”).

i)	Property Description and Location

The Mupane Gold Mine consists of an open pit mining operation exploiting the Tau, Kwena and Tholo gold deposits.  The mine area is located in the eastern part of Botswana roughly 30 kilometres southeast of the town of Francistown.

The Mupane Gold Mine is owned 100% by Mupane Gold Mining (Pty) Ltd., a wholly owned subsidiary of IAMGOLD since March 22, 2006.  The Mupane Mining License covers an area of 1,165.6 hectares and is located on two adjoining farms. The adjacent Shashe mining license is owned 85% by the Company.

The Mupane License grants permission to the holder to mine for gold in the mining license area for a period of 10 years commencing on September 5, 2003 and ending on September 4, 2013.  To retain the Mupane License, the holder must: pay an annual license fee to the office of the Director of Mines; carry out mining operations strictly within the license area and in accordance with the approved program of mining; and pay a royalty to the Government monthly.  In addition, the Mupane License area is subject to notarial mineral leases with each of the two farm owners which grant sole and exclusive access within the mining lease areas to search for, mine and recover gold in all forms in, on and under the mining lease areas, plus further rights set out fully within the lease documents.  To retain these lease arrangements, the holder must pay monthly rental fees, escalated annually.  The mineral leases endure for a period of 10 years from the date of issue of the Mupane License, and will be automatically renewed upon renewal of the Mining License for a further period of 10 years.

ii)	Accessibility, Climate, Local Resources and Infrastructure

The Mupane Gold Mine is located about 30 kilometres southeast of the town of Francistown having a population of approximately 300,000.  Transportation to Mupane is by private vehicles or staff buses. The mine is connected to the Botswana national power grid and obtains its water from the Shashe Dam located west of Francistown. A private airfield is located on a farm which comprises the southeast portion of the Mupane mining lease area.

Situated close to the subtropical high-pressure belt of the southern hemisphere, Botswana has a dry, semi-arid climate.  Rainfall is erratic and sporadic, with the mean annual rainfall of 450 millimetres. The main rainy season occurs in the summer months between November and April, with significant variations from year to year and periods of severe drought.

iii)	History

In 1994, Gallery Gold purchased the then operating Monarch Mine (now closed) in the Tati Greenstone Belt (“TGB”) and conducted small scale mining operations at Monarch and in the Golden Eagle area until mid-1998. In 1996, following a regional analysis of the Zimbabwe Craton, Gallery Gold acquired prospecting rights over the bulk of the TGB. Exploration over the TGB led to the discovery of what is now the operating Mupane Gold Mine.

A bankable feasibility study for a 1.0 million tonne per annum gold operation at the Mupane Gold Mine in Botswana was completed in May 2003.  An application for a mining license over the Mupane area was lodged in Botswana with the Department of Mines in June 2003 and approved at the end of September 2003 valid for a period of 10 years. Construction of the processing plant commenced in 2003 and full gold production was achieved in January 2005.

iv)	Geological Setting and Mineralization

The Mupane Gold Mine is hosted by metasediments within the TGB. The TGB is an isolated remnant of Archean volcanics and sediments located on the far western edge of the Zimbabwe Craton.

The gold mineralization at the Mupane Gold Mine is hosted almost exclusively within a series of disconnected bands and lenses of ferruginous chert-pelite.  These units of so-called “iron formation” are hosted by a sequence of metasediments including course grained carbonate bearing conglomerates, para-amphibolites, marbles, metapelites, and minor orthoamphibolites.  The host rocks are all variably schistose depending on the abundance of micaceous components.

Below the zone of oxidation, mineralization at Mupane is semi-refractory with the gold forming fine isolated grains mainly associated with pyrite.  The gold is not locked within the sulphide lattice and can be liberated by fine grinding prior to normal CIL processing.  In the oxidation zone the grunerite within the chert units has weathered to an unusual expanding layer clay known as nontronite and the gold is non-refractory.

v)	Exploration

In 1996, following an analysis of gold endowment of other greenstone belts in the Zimbabwe Craton, Gallery Gold recognized that the TGB, despite numerous known historical gold workings, had seen little modern gold exploration, and was able to secure a land position over 90% of the belt.

A high resolution, 19,900 line-kilometre aeromagnetic and radiometric program was completed in late 1996. Reconnaissance soil sampling on a handheld GPS controlled 400 by 40 metre pattern commenced in mid-1997 and by late 2000 coverage was complete over the entire greenstone sequence within the company’s tenements. Gold-in-soil anomalies resulting from this first pass sampling were followed up with 100 by 25 metre spaced infill sampling on DGPS controlled grids. The infill sample grids are the basis of subsequent geologic mapping, prospecting, ground geophysics, and drilling activities.  The reconnaissance soil geochemical work quickly defined several new and prominent anomalies together with a large number of anomalies associated with old workings.

One of these new anomalies was a 4 by 5 kilometre gold-arsenic-copper-zinc anomaly in the Mupanipani Hills. Follow-up trenching in 1998 led to the discovery of high-grade, bedrock hosted gold mineralization over approximately 6.5 kilometres of strike. Initial RC percussion drilling in mid-1999 intersected ore grade gold mineralization in several sub-areas and it became apparent the prospect had the potential to host a major gold resource.

Following the initial work, Gallery Gold completed four phases of drilling totaling 20,170 metres in 155 holes and excavated some 8,480 metres in 48 trenches prior to the decision to mine.

vi)	Drilling, Sampling and Analysis and Security of Samples

All drill hole collars are surveyed and downhole surveys are conducted in exploration holes.  All RC chips are collected for both exploration and grade control from the cone splitter into bags and all exploration and some grade control samples are weighed.  This procedure follows recognized industry standards.  All samples are analyzed regardless if they were collected from mineralized zones or not.  The exception is the dyke zones which are known to be barren.  RC holes are logged and entered in the database.  Core from all 8 DD holes was halved with half the core assayed and half the core retained for future reference.  All core is oriented, logged and photographed before cutting for future reference if required.

All exploration assaying is done using fire assay and grade control uses the leach well process, with the bulk of analysis being carried out at the Mupane assay laboratory and the remaining samples sent to Set Point laboratory in Johannesburg if required.  A select proportion of sample pulp rejects are sent from Mupane to Set Point for independent verification when required. A QA-QC program consisting of submitting blank, duplicate samples and standard samples is carried out and follows accepted industry standards.  Field duplicates are collected at 6 metres for every hole and analyzed for additional control.  A field duplicate is also collected within the expected mineralized zone in exploration holes where possible.

vii)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided in Section 5 below.

viii)	Mining Operations

Mining activity is conventional open pit mining. The majority of material mined from the Mupane pits requires drilling and blasting.  Mining benches are nominally 7.5 metres in height, with flitches mined at 2.5 metre intervals.  Mining is currently being conducted in two open pits: Tau and Tholo, which are all located within a 5 kilometre radius.  A third pit, Kwena has yet to be mined.  The largest pit, Tau, contains 45% of the total proven and probable reserve and is currently designed to be 520 metres in length with a maximum width and depth of 395 metres and 195 metres, respectively.

Mining activities at Mupane are undertaken utilizing Basil Reed, a mining contractor from South Africa.  Basil Reed has been the incumbent mining contractor since commencement of mining.  The mining contract is a schedule of rates contract. The 2008 production is estimated at 100,000 ounces of gold. Based on the mineral reserves at December 31, 2007, the Mupane Gold Mine is expected to continue in operation until mid-2010 including the processing of stockpiled ore.

The following table indicates operating information for the Mupane Gold Mine for the last two years:

MUPANE GOLD MINE	2007	2006 (1)
Ounces (Au)	86,000	65,000
Tonnage milled (tonnes)	909,000	692,000
Grade milled (g Au/t)	3.5	3.3
Recovery (%)	85	89
(1)	Effective March 22, 2006, the Company indirectly owned 100% of the Mupane Gold Mine.

The Mupane Gold Mine currently utilizes conventional CIL processing to recover gold.  The plant has been designed at a nominal throughput of 1.2 million tonnes per annum for oxide ores. For primary ores a combination of flotation and CIL processing is used at a designed nominal throughput of 1.0 million tonnes per annum.

ix)	Environment

The Mupane Gold Mine has an EMS to manage the environmental aspects and legal and other obligations relating to its activities.  The aspects addressed include those that the Company can directly control through its own operations and also those related to the activities of its contractors and suppliers that it can influence. The system is being developed and maintained based on the framework of ISO 14001, however, there is no plan at present to obtain ISO 14001 certification.

The Botswana Department of Mines has conducted annual to biannual EHS audits of the facility since August 2006.  Mupane has acted on recommendations from these audits and substantially completed their implementation.

The Botswana Department of Mines conducted inspections, from time to time, providing recommendations, and Mupane has acted on these recommendations and has substantially completed implementation.

The Botswana Mines and Minerals Act (1999) requires mining companies to develop mine closure and rehabilitation plans to make the site safe and rehabilitate the environment to as close as possible to its natural state.  These plans need to be submitted to the Director of the Department of Mines in Botswana for consideration and approval.  The 2007 closure plan will be submitted to the Department of Mines in 2008.

Completion criteria are an agreed set of environmental indicators which, upon being met, demonstrate successful rehabilitation of a site.  Completion criteria are specific to the operation and reflect the environmental, social and economic circumstances of the mine site, while also being flexible enough to adapt to changing circumstances without compromising the ultimate agreement.  While the current environmental management plan cover completion criteria, some criteria have yet to be fully defined.

As at December 31, 2007, the recorded amount of estimated restoration and closure costs for the property was $4.9 million, representing the discounted costs.  The undiscounted cost of estimated restoration and closure costs for the property was $5.8 million.

x)	Exploration and Development

During 2007, near mine exploration and resource development consisted of 5,148 metres drilled using RC and DD within the Mupane mining lease.  The DD holes were all drilled at the Tau deposit, while the RC holes were drilled at Tau, Tholo and Areas 1E, 6 and 9.  In addition, a total of 21,112 metres were drilled for grade control in Tau and Tholo.

Exploration was also carried out off the Mupane mining lease.  Exploration targets that were drilled were Signal Hill, Molomolo and Golden Eagle.  The DD and RC holes that were drilled came to 10,439 metres.  RC holes were also drilled for grade control, with the majority of the 16,799 metres being at Signal Hill and the rest at Molomolo.

For 2008, exploration will mainly be focused on Golden Eagle to determine the extent of the ore body and some further work will be done at Signal Hill and Molomolo.  Rainbow, Lesegolame, No Mathata and Matopi will also be targeted but to a far lesser extent.

xi)	Mining Taxation

The Mupane Gold Mine is operated under a mining license owned 100% by a Botswanan registered mining company and is taxed in accordance with the Twelfth Schedule of the Botswana Income Tax Act.  Mining profits are taxed according to the following formula: Annual Tax Rate equals 70-(1500 divided by x), where x is the profitability ratio calculated as taxable income as a percentage of gross income, provided that the minimum rate applicable is the company flat rate of 25% of annual taxable income.  Mining capital expenditure is deductible in full in the year in which the expenditure was incurred.  Sales of plant and equipment at the end of the project will be taxed at 25%.

2.2	Africa: Ghana - Tarkwa Gold Mine

An independent technical report was prepared for the Tarkwa Gold Mine. The report, dated July 1, 2004, is entitled “An Independent Technical Report on the Tarkwa gold mine, Ghana” (the “Tarkwa Report”, which is available on SEDAR at www.sedar.com) and was prepared by SRK Consulting.

i)	Property Description and Location

IAMGOLD holds an aggregate 18.9% interest in GFGL. GFGL has rights to operate and develop a property known as the Tarkwa concession in Ghana, which includes the Tarkwa Gold Mine. Gold Fields Limited (“Gold Fields”) is the operator of the Tarkwa Gold Mine and majority shareholder of GFGL with a 71.1% interest. The Republic of Ghana holds a 10% free carried interest.

The Tarkwa Gold Mine is located in southwestern Ghana, about 300 kilometres by road west of Accra, the capital. The Tarkwa Gold Mine consists of an open pit operation on the Tarkwa property and the adjacent northern portion of the Teberebie property acquired by GFGL in August 2000. The Tarkwa Gold Mine operates mining leases covering a total area of approximately 20,700 hectares. The Tarkwa property is covered by five mining leases, each dated April 18, 1997, in respect of operations at the Tarkwa property, and two mining leases dated February 2, 1988 and June 18, 1992, respectively, for the operations at the Teberebie property. The Tarkwa property mining leases expire in 2027 and the Teberebie property mining leases expire in 2018. The Government of Ghana is entitled to a royalty equal to 3% (increasing in certain events to 12%) of mineral revenue, after direct expenses, from the Tarkwa Gold Mine.

ii)	Accessibility, Climate, Local Resources, and Infrastructure

The Tarkwa Gold Mine has access to the national electricity grid, water and road infrastructure. Most supplies are trucked into the property.

The area has a tropical climate with two wet seasons (March to July and September/October), with a Hamattan dry season from mid-October to March. Temperatures range from 21ºC to 32ºC, and rainfall averages approximately 2,000 millimetres per annum. The vegetation is a mixture of tropical rain forests and semi-deciduous forest. Deforestation, due to subsistence farming by the local population, has altered the vegetation in the environs of the mines to secondary forest, scrub and cleared land. No primary forest is found on the concession. The operating season is continuous throughout the year.

iii)	History

IAMGOLD

Pursuant to an agreement dated October 13, 1993, Mutual Resources Limited (“Mutual”) acquired Crescent Mining Finance Limited (“Crescent Finance”), which held a 5% interest in GFGL. Golden Knight Resources Inc. (“Golden Knight”), a Canadian public company at the time, acquired Mutual in October 1995.

Pursuant to a letter agreement dated August 16, 1996 and amended on September 24, 1998 between Golden Knight and Cabo Frio Investments A.V.V. (“Cabo Frio”), Golden Knight acquired a further 12.5% interest in GFGL.

Pursuant to a share purchase and assignment agreement dated March 4, 1999 with Cabo Frio, Repadre purchased from Cabo Frio on April 30, 1999, shares of GFGL representing a 1.4% interest in GFGL.

In April 1999, Repadre and Golden Knight completed a business combination and, effective January 1, 2000, Repadre, Golden Knight and Mutual amalgamated under the name “Repadre Capital Corporation”. Effective January 7, 2003, Repadre was amalgamated with a wholly-owned subsidiary of IAMGOLD, pursuant to a court-approved plan of arrangement, and effective January 1, 2004, Repadre (in its amalgamated form) was amalgamated with IAMGOLD.

GFGL

GFGL was incorporated in 1993 to hold the Tarkwa concessions. In June 1993, the Government of Ghana entered into an agreement with GFGL under which GFGL would operate the mine under a management contract. The mine then became known as Tarkwa Gold Fields Limited. In 1996, a pre-feasibility study into an open pit/heap leach operation, undertaken on behalf of GFGL by SRK Consulting, concluded that such a project was economic. This study was followed up with a feasibility study and the subsequent approval to proceed with the project. Open pit operations began in 1998.

In August 1999, GFGL suspended all underground mining operations at the Apinto shaft and AVS sections as they had become uneconomic. The milling plant continued to process remaining ore and clean up material until shutdown in December 1999. At that stage, GFGL withdrew totally from the underground operations, allowing the mine to flood.

In August 2000, following the acquisition by Ghanaian Australian Goldfields Limited (“GAG”) of the Teberebie lease and operations, GFGL acquired the northern part of the Teberebie lease from GAG. The facilities, comprising the Teberebie open pit and heap leach pads and associated equipment, were recommissioned at a cost of $11 million, and placed into production. This expansion increased the heap leach production capacity from 7.2 Mtpa to 12.6 Mtpa. Currently the heap leach areas are capable of processing 16 Mtpa.

In 2003, a decision was made to expand the operation to 20 Mtpa by adding a CIL processing plant.  This plant was commissioned in late 2004.

iv)	Geological Setting and Mineralization

Gold mineralization at the Tarkwa Gold Mine is hosted by Proterozoic Tarkwanian metasediments, which unconformably overlie a Birimian greenstone belt sequence. Gold mineralization is concentrated in conglomerate reefs and is similar to deposits in the Witwatersrand Basin in South Africa. The deposit comprises a succession of stacked tabular palaeoplacer units consisting of quartz pebble conglomerates. Approximately 10 such separate units occur in the concession area, within a sedimentary package ranging from 40 metres to 110 metres in thickness. Low grade to barren quartzite units are interlayered between the separate reef units.

Gold occurs as sparsely distributed tiny specks hosted within the matrix of phyllosilicates, the silicified matrix of conglomerates and occasionally associated with recrystallized hematite. The gold occurs predominantly in a native state, with minor electrum and copper-gold alloy. The gold particles have an average size range from 50 to 150 microns. The finer gold is distinctly spherical in shape, whereas the coarser grains are more globular or hypidiomorphic. Silver content varies from 3% to 7% of the gold. Sulphide minerals have not been detected in the ore.

v)	Drilling, Sampling and Analysis, and Security of Samples

A total of 1,909 exploration boreholes have been drilled on the Tarkwa concession, of which 1,479 were drilled by GFGL, 177 by Pioneer (Teberebie), 11 by Ghana Australia Goldfields and the 224 by the State Gold Mining Corporation. All of these exploration drill holes are included in the database.

A total of 956,632 metres of grade control RC drilling have been drilled on the concession. All grade control drill holes have also been captured in the geological database.

The primary database captures the following: (1) the collar positions of all RC and diamond core drilling holes, (2) down-the-hole survey data, (3) lithological data, (4) assay data, and (5) the final stratigraphic zoning of all boreholes.

Mining software geological databases are used for final data storage and data manipulation. During import of raw data into the Surpac database, validation routines are carried out.

Tarkwa's quality control program consists of the following internal controls: (1) field re-splits every 20th sample, i.e. a coarse duplicate (a complete second sample is taken which provides information regarding fundamental sample error and repeatability of results); (2) laboratory repeats every 20th sample (a second sample taken after the first stage of comminution that indicates preparation errors), as well as repeat fire assays every 10th sample (every sample that assays above three g Au/t is repeat assayed using fire assay); and (3) the laboratory repeat assays pulps at random (indicates analytical variance). Five percent of all sample pulps are checked by an umpire laboratory to assess the quality of analysis. The laboratories also participate in regular round robin analyses. QA/QC protocols are in place with respect to sampling procedures.

The Tarkwa Gold Mine maintains an ongoing grade reconciliation program between current mineral resource grade and tonnage models, with actual tonnes mined and grades as measured across the belts feeding the heaps.

vi)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided in Section 5 below.

vii)	Mining Operations

Operator

Gold Fields is the operator of the Tarkwa Gold Mine. In consideration for its services, Gold Fields receives a management fee equal to 2.5% of GFGL gold revenues per annum. As of December 31, 2007, the Tarkwa Gold Mine had a compliment of approximately 3,400 employees, including those employed by outside contractors.

Processing

The Tarkwa Gold Mine currently utilizes a combination of conventional heap leach techniques and conventional CIL processing to recover gold. Heap leach operations consist of two separate heap leach circuits, namely, the Tarkwa “north” plant and the Teberebie “south” plant. The two plants each have multiple stage crushing and screening processes combined with agglomeration and a combined capacity of approximately 16 million tonnes per annum.

A new 4.2 million tonnes per annum CIL conventional mill operation was commissioned in November 2004 at a cost of $85 million, raising the total processing capacity to 20 million tonnes per annum. Since commissioning, the CIL plant throughput has risen to an annualized 5 million tonnes per year through a series of improvements.

Production

For 2008, the Company’s share of production is estimated at 127,000 ounces of gold.  Based on the June 20, 2007 mineral reserve statement, the Tarkwa Gold Mine is expected to continue in operation until 2021.

The following table indicates operating information for the Tarkwa Gold Mine for the last two years:

TARKWA GOLD MINE (1)	2007	2006
Ounces (Au)	657,000	721,000
Tonnage processed (tonnes)	22,338,000	22,153,000
Grade processed (g Au/t)	1.1	1.3
Recovery (%)	79	81
(1)	The Company’s 18.9% interest in Tarkwa represents 124,000 ounces in 2007 and 136,000 ounces in 2006.

viii)	Environment

GFGL has received all required environmental operating permits for the Tarkwa Gold Mine from the Ghana Environmental Protection Agency (“EPA”), and an environmental certificate covering all operations at the site has been issued by the EPA. GFGL has submitted a reclamation plan for the property which has been approved by the EPA. A reclamation security agreement with the EPA has been finalized and GFGL has posted a reclamation bond based upon the reclamation security agreement in the amount of $6 million covering disturbance associated with the operation. Bond levels are subject to review and update every two years under the agreement.

In 2007, there were no environment incidents that could result in medium-term or long-term environmental impact.

An environmental management plan for the Tarkwa Gold Mine has been submitted and approved by the EPA. The EMS is certified ISO 14001, additionally, the environmental permit for construction and operation of the CIL mill and tailings dam has been issued.

The EMS includes operational procedures related to minimization of risk associated with environmental impact. A comprehensive training program has been implemented to ensure that the workforce is competent in these procedures.

Concurrent rehabilitation continued as part of an integrated mine plan, with reclamation being completed on leach heaps, waste dumps and open pit areas. A comprehensive life of mine decommissioning and reclamation plan has been developed and pre-funding for reclamation liability is maintained, including a provision for monitoring after mine closure. No significant remediation issues have been identified for closure of the mine due to the favourable geochemical nature of the ore and waste materials.

A new tailings storage facility has recently been constructed. The designers were external consultants with an established reputation for the design of such facilities. The facility has a design capacity of 84 million tonnes and is a hillside impoundment south of the existing north heap leach pads.

As at December 31, 2007, the recorded amount of estimated restoration and closure costs for the property was $19.6 million (proportionate share: $3.7 million), representing the discounted costs.  The undiscounted cost of estimated restoration and closure costs for the property was $24.8 million (proportionate share: $4.7 million).

ix)	Exploration and Development

Exploration is initially carried out by Gold Fields using DD to produce continuous core sampling through the sequence of mineralized reefs. Core is logged and halved with one half retained for quality control and validation purposes. The remaining core is sent to SGS laboratories in Tarkwa, for assay.

Check assaying is carried out at the mine laboratory located on site. Core drilling is initially carried out on a wide spaced grid of 200 metres along strike, and 100 metres in the dip direction. This grid is then infilled to a final spacing of 100 metres by 100 metres. Core logging and sampling is carried out based on the recognition of geological boundaries and marker horizons.

Grade control is carried out by close spaced infill drilling of the exploration grid using RC drilling on a 25 metres by 25 metres grid spacing. In some areas of known structural complexity this spacing is reduced to either 25 metres by 12.5 metres or 12.5 metres by 25 metres.

A study was carried out in 2007 in the Kottraverchy zone to follow up on the underground potential of this area.  The results of this study were marginal.  Of the three hydrothermal targets identified on the property, one was drill tested in 2007 with negative results.

The Company’s attributable portion of capital spending at Tarkwa for the year ended December 31, 2007 was $32.0 million.

In November 2006, a decision was made to expand the annual capacity of the CIL plant to 12 million tonnes. Construction began in 2007 and will be commissioned in the third quarter of 2008. The project includes an expansion of the north heap leach facility, the tailings storage facilities and associated infrastructure.

These expansion projects will maintain the total ore tonnage treated annually at approximately 22.2 million tonnes consisting of 10.2 million tonnes of heap leach and 12.0 million tonnes of milled ore. The expansions will allow gold production to be maintained above 700,000 ounces per year, decrease the processing unit operating cost through economies of scale, and ultimately add one million ounces of recovered gold over the life of the mine.

x)	Mining Taxation

Ghanaian resident companies are subject to tax on the basis of income derived from Ghana. The standard corporate income tax rate is currently 25%, and there is also a national reconstruction and development levy of 0.75% of operating profit, introduced on January 1, 2001. Tax depreciation of capital equipment operates under a capital allowance regime. The capital allowance consists of an initial allowance of 80% of the cost of the asset and the balance depreciated at a rate of 50% per year on a declining balance basis. For the purposes of computing depreciation for the year following its acquisition, 5% of the cost of the asset is included in the balance. Under the memorandum of agreement entered into between the Government of Ghana and GFGL, the government has agreed that no withholding tax will be payable on any dividend or capital repayment declared by GFGL which is due and payable to any shareholder not normally resident in Ghana.

Ghana's exchange control laws require permission from the Ghanaian authorities for transactions by residents involving foreign currency. Under an agreement between GFGL and the Government of Ghana, GFGL is currently obligated to repatriate 20% of its revenue to Ghana and to either use such amounts in Ghana or maintain them in a Ghanaian bank account.

Negotiations are ongoing with the Government of Ghana with respect to a fiscal stability agreement which, among other things, guarantees tax rates and foreign currency repatriation rates at levels no less favourable than current rates.

2.3	Africa: Ghana - Damang Gold Mine

An independent technical report was prepared for the Damang Gold Mine. The report, dated July 1, 2004, is entitled “An Independent Technical Report on the Damang gold mine, Ghana” (the “Abosso Report”, which is available on SEDAR at www.sedar.com) and was prepared by SRK Consulting.

i)	Property Description and Location

IAMGOLD holds an 18.9% interest in Abosso. Abosso has rights to operate and develop a property known as the Damang concession in Ghana, which includes the Damang Gold Mine. GoldFields is the operator of the Damang Gold Mine and the majority shareholder of Abosso, with a 71.1% interest. The Republic of Ghana holds a 10% free carried interest.

Damang Gold Mine is approximately 280 kilometres by road west of the capital, Accra. The Damang property is covered by a mining lease granted to Abosso by the Government of Ghana on April 19, 1995. The mining lease was amended on April 4, 1996 and now covers 52.39 square kilometres. The mining lease was granted for a period of 30 years, expiring on April 19, 2025. In addition to its current 10% interest, the Government of Ghana has the right to purchase an additional 20% interest in the Damang Gold Mine at a fair market price. The Government of Ghana is also entitled to a royalty equal to 3% (increasing in certain events to 12%) of mineral revenue, after direct expenses, from the Damang Gold Mine.

ii)	Accessibility, Climate, Local Resources and Infrastructure

The Damang Gold Mine is located 40 kilometres north of the town of Tarkwa and 140 kilometres by road from the port of Takoradi on the Atlantic coast. It has good access roads and an established infrastructure, and most supplies are trucked into the property. The Damang Gold Mine has access to the national electricity grid. A description of the climate in the general area is provided above under subsection 2.2 ii) of Item III.

iii)	History

In 1989, Ranger Minerals Limited (“Ranger”), a public company listed on the Australian Stock Exchange, began an evaluation of the feasibility of re-treating the tailings at the old Abosso underground mine, located at the southern end of the lease area (the “Old Abosso Mine”). As that evaluation proceeded, the focus shifted from the tailings to the north-eastward extension of the auriferous Banket conglomerates, toward Damang village. Through 1990-92, a program of pitting and trenching demonstrated near-surface mineralization over about three kilometres of strike length. Drilling commenced in mid-1993 and progressively more intensive efforts saw a resource totaling about 3 million ounces established by early 1996. A feasibility study demonstrated that surface mining of the deposit to about 200 metres depth would be viable. Open pit mining operations commenced in August 1997, and gold production in November 1997, with a nameplate CIL plant throughput capacity of 3 Mtpa.

Repadre acquired an 18.9% interest, and Gold Fields a 71.1% interest, in Abosso on January 23, 2002 pursuant to an acquisition agreement dated October 20, 2001 among Repadre, Gold Fields, Ranger Minerals and Abosso Gold Holdings S.A., a wholly-owned subsidiary of Ranger which was the original holder and the vendor of the interest. The aggregate purchase price for the 90% interest in Abosso, and for the assignment of AU$75.7 million of indebtedness of Abosso to Ranger, consisted of

AU$63.3 million in cash contributed by Gold Fields, and 4 million common shares of Repadre, giving Repadre an 18.9% interest in Abosso and 21% of the shareholder loans. The shareholder loan has been repaid.

Effective January 7, 2003, Repadre was amalgamated with a wholly-owned subsidiary of IAMGOLD, pursuant to a court-approved plan of arrangement and, effective January 1, 2004, Repadre (in its amalgamated form) was amalgamated with IAMGOLD.

iv)	Geological Setting and Mineralization

The orebodies of the Damang Gold Mine comprise stockwork sulphide deposits and Banket conglomerates. The Kwesie-Lima and Tomento deposits are characterized as Tarkwaian palaeoplacer deposits, present as individual tabular quartz pebble conglomerate units interlaminated within quartzites and argillaceous sandstone units. The main Damang pit, Amoanda and Rex deposits are epigenetic hydrothermal quartz lodes also present within the Tarkwaian sedimentary host rocks.

The Abosso-Damang area lies close to the eastern margin of a structural basin, commonly referred to as the Ashanti Belt, an area that features a number of major regional fold structures including the Damang Anticline. The main Damang pit is located close to the closure of the anticline, whereas the Kwesie-Lima deposit is located within the eastern limb and the Amoanda, Rex and Tomento deposits are all located within the western limb of the antiformal structure.

Silicification and quartz veining are the most obvious and widespread effects accompanying hydrothermal gold mineralization. The majority of gold is intimately associated with pyrite-pyrrhotite mineralization which occurs in selvages around quartz veins.

The palaeoplacer mineralization present at the Damang Gold Mine is similar, but not identical in character to the Tarkwaian mineralization present and exploited at the Tarkwa Gold Mine. The conglomerates developed at Damang contain sub rounded to angular clasts and display poorer sorting compared to the conglomerates at Tarkwa. The Tarkwaian conglomerates contain volumetrically insignificant sulphides, and the opaque mineralogy of these rocks is dominated by hematite and magnetite. Sulphides are typically restricted to selvages of exogenic quartz veins or dykes within the sequence. Gold is typically concentrated within the lower parts of the conglomerate units.

v)	Drilling, Sampling and Analysis, and Security of Samples

The primary drilling database captures the following: (1) the collar positions of all RC and DD holes, (2) down-the-hole survey data, (3) lithological data, (4) assay data, and (5) the final stratigraphic zoning of all boreholes. Mining software geological databases are used for final data storage and data manipulation. During import of raw data into the Surpac database, validation routines are carried out. All grade control drill holes are also captured in the geological database.

The Damang Gold Mine has developed a stringent sample preparation and analysis regime along with a strict quality control program. All exploration drilling utilizes 50g fire assay analysis, unless otherwise prescribed. At times, bottle roll tests with catalyzed cyanide leach (800g charge) is employed where closer spaced infill grade information is required. Samples are always under the supervision of Abosso staff until submitted to the laboratory, and a system of sample submission ensures the tracking of sample progress in the system.

Damang follows industry standard quality assurance and quality control procedures, including employing standards, blanks, duplicates and check assays in external laboratories.

vi)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided in Section 5 below.

vii)	Mining Operations

Operator

Gold Fields is the operator of the Damang Gold Mine. In consideration for its services, Gold Fields receives a management fee of $1.5 million per annum.

Mining at the Damang Gold Mine is carried out by open pit method using a contractor fleet operated by African Mining Services (“AMS”). AMS has held the earth-moving contract since the commencement of operations in November 1997.  Mining is carried out at a number of pits located on the Damang Mining Lease. A different contractor, Engineers & Planners Co. Ltd., performs the ore haulage contract work at Damang.

Fresh rock and transitional zones are drilled and blasted in six-metre lifts with excavation in three-metre flitches. The majority of oxide material is excavated without the requirement of blasting. Ore and waste is loaded by three hydraulic excavators in backhoe configuration, while hauling is done using trucks with a payload capacity of approximately 90 tonnes.

Waste material is hauled to planned dumps located proximal to the pit. The mine has a progressive reclamation plan whereby, as areas become inactive, they are immediately rehabilitated through contouring, replacement of topsoil, seeding, planting and fertilization.

Processing

The plant is a conventional two-stage grinding circuit, with pebble crusher and gravity concentration, followed by a CIL recovery process. The average throughput of the plant is currently 600 tonnes per hour (14,000 tonnes per day or 5 million tonnes per annum) with an average availability of 92%.

The plant processes a blend of hard, unweathered ore or fresh rock (phyllite, dolerite and sandstone) and of highly weathered oxides (laterite, saprolite). The blend varies between 60% and 75% fresh rock, depending on the ore grade, availability of the ore and the state of the SAG liners.

Production

The Company’s share of 2008 production is estimated at 40,000 ounces of gold. Based on the June 30, 2007 mineral reserve statement, the Damang Gold Mine is expected to continue in operation until January 2013.

The following table indicates operating information for the Damang Gold Mine for the last two years:

DAMANG GOLD MINE	2007	2006
Ounces (Au)(1)	179,000	218,000
Tonnage milled (tonnes)	4,852,000	5,300,000
Grade milled (g Au/t)	1.2	1.4
Recovery (%)	93	93
(1)	The Company’s 18.9% interest in Damang represents 34,000 ounces for 2007 and 41,000 ounces for 2006.

As of December 31, 2007, the Damang Gold Mine had approximately 890 employees, including those employed by outside contractors.

viii)	Environment

Abosso is in full compliance with environmental regulatory requirements in Ghana and all environmental permits are up to date for the Damang Gold Mine. Abosso has signed a reclamation security agreement with the EPA, which is secured by the provision of an irrevocable letter of credit in the amount of $2 million and a cash deposit of $200,000. The EMS for the Damang Gold Mine has been certified under the ISO 14001 standard, effective July 2003, and remains in conformance with the certification.  In 2007, there were no environmental incidents that could result in medium-term or long-term environmental impact.

The Environmental Protection Agency of Ghana awarded Damang the “Most Environmentally Committed Company Award for 2005” at a ceremony held on June 5, 2006. As at December 31, 2007, the recorded amount of estimated restoration and closure costs for the property was $3.4 million (proportionate share: $0.6 million), representing the discounted cost.  The undiscounted estimated restoration and closure costs for the property was $3.6 million (proportionate share: $0.7 million).

ix)	Exploration and Development

Following the acquisition of the Damang Gold Mine in January 2002, an exploration program was started by Gold Fields to seek alternative sources of ore to replace the Damang pit, by testing both hydrothermal and conglomerate styles of mineralization across the Damang lease area. Following completion of the bulk of the drilling by the middle of fiscal 2003, a full time evaluation project, the Damang Extension Project (“DEP”), was launched to turn this exploration to account. This work has successfully brought additional mineral resources and reserves to account from the conglomerate Tomento North and Tomento East ore bodies, and from the hydrothermal Amoanda deposit, all of which were exploited during 2006. Rex is another hydrothermal deposit to the south of Amoanda where exploration and permitting were carried out in 2006.  In 2007, resource conversion drilling was carried out on the Tomento West, Bonsa North, Chida and Chida South resources.  Resource infill drilling was carried out at Rex (Phase 3 drilling) and at Amoanda North where a possible northern extension to the previously mined Amoanda pit is being tested.  Greenfields exploration was carried out at Nohokoa, Subiri, Huni Valley, Golf Course, Bonsa Hydrothermal (Phase 2) and the Greater Rex area including Rex South (Phase 2).  The DEP also identified an opportunity to undertake a cut-back of the main Damang pit. A positive decision for the cut-back of the Damang pit was made in the second quarter of 2005.  This cut-back is expected to access 9.7 million tonnes grading 2.04 g Au/t, or 635,000 ounces.

The Company’s attributable portion of capital expenditures at Damang for the year ended December 31, 2007 was $6.2 million, which was related to the Damang pit cut-back, raising the East tailings storage facility and the construction of a seventh CIL tank.

x)	Mining Taxation

The mining taxation applicable to the Damang Gold Mine is the same as that applicable to the Tarkwa Gold Mine: information is provided in subsection 2.2 x) of Item III above.

Under a deed of warranty between Abosso and the Government of Ghana, Abosso is currently obligated to repatriate 25% of its revenue to Ghana. The level of repatriation is subject to renegotiation every two years, and has increased from the initial rate of 20% set in 1996.

Negotiations are currently in process with the Government of Ghana with respect to a fiscal stability agreement which, among other things, guarantees future tax rates and foreign currency repatriation rates at levels no less favourable than current rates.

2.4	Africa: Republic of Mali - Sadiola Gold Mine

i)	Property Description and Location

The Sadiola Gold Mine consists of an open pit mining operation exploiting the Sadiola gold deposit, associated CIP processing plant, townsite and infrastructure at Sadiola, in Mali. The Sadiola area is located in the extreme west of the Republic of Mali, West Africa near the Senegal/Mali border, approximately 70 kilometres south of Kayes, the regional capital. The Sadiola Gold Mine is owned by SEMOS which holds the mining rights for gold, silver (and related substances) and platinoids for the Sadiola Mining Permit in which the Sadiola Gold Mine is located. The Sadiola Mining Permit covers an area of 302 square kilometres. The shareholders of SEMOS are IAMGOLD, which indirectly owns 38%, AngloGold Ashanti, which indirectly owns 38%, the Government of Mali, which owns 18%, and the International Finance Corporation (“IFC”), a member of the World Bank Group, which owns 6%.

The Sadiola Mining Permit is for an initial term of 30 years, expiring in 2024, and may be extended by order of the President of Mali if mining operations are ongoing. Under the Malian Mining Code, the Sadiola Mining Permit may be cancelled by a decree of the President in certain events, including: a delay of mining for longer than one year, without valid reason, in a manner prejudicial to the general interests of Mali; a default in the performance of the obligations under, or the failure to maintain proper records as required by, the concession agreement covering the Sadiola Mining Permit; the non-payment of taxes; conducting mining activities outside of the Sadiola Mining Permit; and ceasing to provide technical and financial guarantees required in order to proceed satisfactorily with mining activities.

SEMOS

SEMOS is the joint venture company which holds the Sadiola Mining Permit, owns the Sadiola Gold Mine and carries out exploration activities within the Sadiola Mining Permit. SEMOS is governed by an agreement dated September 8, 1994 (the “SEMOS Shareholders Agreement”) to which all of the shareholders of SEMOS are parties. Decisions of the directors of SEMOS are by majority vote; however, the approval of at least 75% of the directors of SEMOS is required for a number of significant decisions affecting the assets, operations or capitalization of SEMOS, including the modification of any mining plan, the encumbrance of assets, the development of another mine, a change in the nature or purpose of SEMOS and a decision to abandon the Sadiola Mining Permit, as well as for budget approvals, incurring of indebtedness and profit distributions. A shareholder (other than the Government of Mali) can be forced to relinquish its shares of SEMOS by any other shareholder for breach of the SEMOS Shareholders Agreement, in which event there is a requirement for the valuation of the terminated party's interest and a buyout at such value.

SEMOS makes distributions of profits after taking into account repayment of capital, the forecast operating and capital expenses of SEMOS, and legal reserves required by applicable corporate law. Operating expenses include all the expenses of SEMOS incurred in connection with its activities, including mine operations, depreciation, taxation and legal provisions, but excluding investments.

IAMGOLD and AngloGold Ashanti have agreed to vote together at shareholders' meetings with respect to any action requiring 75% shareholder approval or at meetings of directors with respect to any resolution requiring a similar level of approval. There is no requirement to vote together in the event of a conflict of interest with respect to one of the parties voting. If the two parties cannot agree, their shares of SEMOS must be voted against such resolution.

ii)	Accessibility, Climate, Local Resources and Infrastructure

The Sadiola Gold Mine is located in a remote part of Mali with almost no infrastructure. Establishing the mine and process plant required upgrading of the regional gravel road linking the mine to Kayes, and access to the Sadiola Gold Mine from Kayes is now by a regional all-weather road. There is an airstrip at the Sadiola Gold Mine capable of handling light aircraft. Kayes is serviced by rail, road and air from Bamako, the capital of Mali, and from Dakar, the capital of Senegal. Bamako has an international airport with daily flights to many other West African and European destinations. There are return flights twice weekly between Bamako and Kayes. Dakar is a major port of entry to West Africa by sea and air.

A 57 kilometre pipeline from the Senegal River, the only reliable source of water in the region, was built to provide approximately eight million cubic metres per year of process water. Electrical power is provided through Sadiola's diesel powered generating sets which are capable of meeting an average demand of 16.7 MW and a peak demand of 17.7 MW.

iii)	History

AngloGold Ashanti acquired its interest in the Sadiola Gold Mine from IAMGOLD as part of the financing of the project. As a result of this process, the IFC and the Republic of Mali obtained equity interests in SEMOS. Construction at the Sadiola open pit commenced in 1994 and full production was achieved in 1997.

iv)	Geological Setting and Mineralization

The Sadiola Gold Mine is located in the Kenieba-Kedougou inlier that straddles the boundary between Mali and Senegal. The inlier is made up of Lower Proterozoic Birimian metamorphic sediments and volcanics intruded by granitic batholiths.

The Sadiola Gold Mine lies to the east of the regional Senegalo-Malian Fault (“SMF”) and occurs along the Sadiola Fracture Zone (“SFZ”), a north-south striking, steeply west-dipping shear developed at the contact between impure limestone and greywackes. The SFZ is irregularly intruded by diorite dikes linked to a diorite sill dipping to the south and emplaced into a regional thrust in the impure limestone. The sediments are intensely folded, with two phases of folding identified. At depth, mineralization is closely associated with the SFZ and subparallel structures, and with north-northeast striking splays below the sill. A longitudinal section of the deposit and the localization of high-grade core intercepts show a well-developed, shallow (25 degrees) plunge to the south. Post-tectonic activity along 45 degree north striking steep reverse faults has stacked the deposit to the north, partly undoing the southern plunge. Late normal and/or reverse movement along north-south striking faults have also offset mineralized blocks.

Pervasive gold mineralization ranging in grade from 2 g Au/t to 20 g Au/t occurs along the SFZ over a strike length of more than two kilometres. The mineralization is mainly contained in altered carbonates and, to a lesser extent, in greywacke, diorite and occasionally in quartz-feldspar porphyry. Primary gold is extremely fine grained, dominantly less than 15 microns, with rare grains approaching 50 microns.

The deposit has been subjected to intense and deep weathering to variable depths that reach 220 metres along the SFZ structure. Weathering results in enhanced gold grades in the low-density saprolitic ore (specific gravity of 1.7). In the deeper portion of saprolite, sulphide mineralization still occurs. The transition from sulphidic saprolite to mineralized hard rock is abrupt.

The Sadiola gold deposit is considered to be a mesothermal-type gold deposit on the basis of the style of mineralization and the alteration associated with the deposit.

v)	Drilling, Sampling and Analysis, and Security of Samples

The collection and processing of all grade control and exploration samples prior to dispatch to the SEMOS laboratory is carried out by employees of SEMOS.

Blind quality control sample trays are given to the SEMOS laboratory containing 2.9% pulp repeats, 2.9% blanks and 2.9% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. The SEMOS laboratory processes principally all the grade control samples for the Sadiola Gold Mine.

In combination with the SEMOS laboratory, Analabs (in Kayes) processes the samples from exploration and the deep sulphide project. Blind quality control sample trays are given to Analabs containing 10% pulp repeats, 3% blanks and 7% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. Approximately 10% of a drill project's ore zone is submitted to an external laboratory (generally Chemex, in Canada) for check assay. More recently, certain projects have had 10% of their entire sample set sent for re-assay.

SEMOS resource drilling uses a custom designed SQL relational database. The database is marketed by Century Systems (Canada). The system has been pre-designed to check for errors so as to prevent geological overlapping and incorrect sample intervals. The system utilizes user security levels to prevent unauthorized access to data as well as data corruption by simultaneous multiple user use. The database is audited from time to time.

Resource modeling is undertaken by a dedicated team of on-site personnel. Datamine is used to construct geological and grade models, while Istatis software is used for Uniform Condition to estimate recoverable resources.

Reconciliations are carried out on grade, tonnage and contained metal between the individual anomaly resource models and grade control models on a monthly basis (for anomaly where mining has taken place). In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparisons of called mining grade and received plant grade are also undertaken.

vi)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided in Section 5 below.

vii)	Mining Operations

Operator

AngloGold Ashanti, through its wholly-owned subsidiary AngloGold Mali S.A. (“AngloGold Mali”), is the operator of the Sadiola Gold Mine. In consideration for its services, AngloGold Mali is entitled to receive a management fee of 1% of revenue derived from operations at the Sadiola Gold Mine, an engineering fee of 4% of capital expenditures at the Sadiola Gold Mine (with some exclusions) and reimbursement for technical and consultancy services (which are to be competitive and consistent with the standard rates charged by AngloGold to other non-operator companies). In addition, AngloGold Mali is entitled to reimbursement for all reasonable costs incurred by it in connection with its services as operator of the Sadiola Gold Mine.

Production

The oxide and sulphidic saprolite ores are being exploited by open pit mining techniques. The pit is currently designed to be approximately 2,000 metres in length with a maximum width and depth of 700 metres and 150 metres, respectively.

The pit slopes have been engineered to industry standards of stability for the range of lithologies present at Sadiola, following risk management principles. There are regular reviews of the slope designs and conditions by external geotechnical consultants.

Mining operations are carried out by Moolman Brothers, a mining contractor from South Africa with extensive open pit experience. Grade control is effected by drilling 10 metre long vertical holes on a 10 metre by five metre grid. Ore is transported to the ore stockpile, located approximately one kilometre from the pit, and waste is disposed of in dumps adjacent to the pit with minimal haul distances, usually less than 0.5 kilometres.

Approximately 90% of ore is stockpiled before processing. The ore stockpiling facility is located between the pit and the process plant, and its purpose is two-fold. Primarily, the area allows stockpiles of ore with differing oxide and sulphide mineralogy, gold grades, hardness, viscosity levels (resulting not only from variable clay contents but also from differing clay minerals) and grit contents to be laid down. Ore is reclaimed from the stockpiles and fed into the process plant on a blended basis, thereby contributing to the efficiency of the process plant and maximizing the recovery of gold. The second function of the stockpile is to provide a reserve of ore to feed the process plant at times when pit operations are temporarily affected by external factors such as heavy rains.

Processing

The processing plant consists of two identical parallel circuits, collectively capable of treating approximately 5.3 million tonnes of saprolite ores per year.

As described above, most of the ore is delivered from the pit to a stockpile/reclaim area, adjacent to the processing plant site. The ore blend is reclaimed from the stockpile using front-end loaders and trucks and, with the ore sourced directly from the pit, is fed to two parallel mineral sizers, a type of crusher designed to handle the softer ores which are found at the Sadiola Gold Mine. The ore passes to surge bins located ahead of the two SAG mills. A single regrind mill is incorporated, serving both circuits, to further grind the coarse fraction contained in the output from the SAG mills.

The discharge from the SAG mills is fed to cyclones, the overflow from which goes to the leach circuit where the pulp is subject to cyanide leaching, while the underflow goes to the regrind mill.

The barren slurry, after removal of the gold, is pumped to the tailings dam, located approximately three kilometres to the southeast of the process plant, for final disposal.

In March 2002, the existing Sadiola plant was modified to increase the recovery on the sulphidic saprolite ore from approximately 65% to 75%. The modification provided for pre-oxidation of the slurry feed, followed by oxygen enriched high-cyanide leaching. Installed equipment included an oxygen enrichment plant and two new generator sets to provide the incremental power.

viii)	Production

The 2008 production is estimated at 446,000 ounces of gold (the Company’s share would be 170,000 ounces).

Based on mineral reserves as at December 31, 2006, the Sadiola Gold Mine is expected to continue in production until 2013, including the treatment of ore currently in stockpiles.  A positive decision to proceed with the deep sulphide project would extend the mine life until 2023.

The following table indicates operating information for the Sadiola Gold Mine for the last two years:

SADIOLA GOLD MINE	2007	2006
Ounces (Au) (1)	369,000	499,000
Tonnage milled (tonnes)	4,157,000	4,800,000
Grade milled (g Au/t)	3.7	3.9
Recovery (%)	78	86
(1)	The Company’s 38% interest in Sadiola represents 140,000 ounces in 2007 and 190,000 in 2006.

ix)	Environment

Under the concession agreement with the Republic of Mali, SEMOS is obligated to minimize the environmental impact of mining activities and is required to rehabilitate the mine site once the mine permanently ceases operation. A baseline program monitors environmental parameters, including seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. There is also an integrated EMS for the Sadiola Gold Mine. The EMS ensures that the environment is protected and that environmental policies are adhered to. An annual independent environmental audit of the Sadiola Gold Mine is conducted, focusing in particular on the EMS, community relations and closure/rehabilitation.

The two principal environmental concerns are the potential for the contamination of surface and ground water resources, particularly with cyanide, arsenic and antimony, and the rehabilitation of the tailings dam and waste rock dumps. IAMGOLD believes that these issues are currently being adequately addressed. The gold plant and tailings dam are managed as a closed system, with water flow being strictly controlled and recycled. Spillage of contaminated process water inside the plant is contained in a concrete bunded area, from where the water is pumped back into the treatment plant process. The tailings dam is fenced and access to the area is controlled.

Two issues that continue to receive attention are the closure plan and environmental issues associated with the processing of the sulphidic saprolitic ore. An environmental impact assessment (“EIA”) was prepared in 2001 to address, among other things, acid mine drainage issues due to the resultant exposure of sulphide bearing material in the pit and placement of such material on waste rock dumps, ore stockpiles and the tailings dam. The recommendations of the EIA have been adopted and the EMS is being revised as appropriate to address all sulphide related impacts.

There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

As at December 31, 2007, the recorded amount of estimated restoration and closure costs for the property was $25.1 million, representing the discounted amount (proportionate share: $9.5 million).  The undiscounted amount of the restoration and closure costs for the property was $29.1 million (proportionate share: $11.1 million).

x)	Exploration and Development

All exploration activity on the Sadiola Gold Mine is carried out by SEMOS. Exploration, in 2007, continued to focus on the periphery of the open pits, the emphasis being to verify the continuity of the mineralisation intersected on previous drilling campaigns.  With exploration being carried at FN2 and FN3, Tambali South as well as FE3 and FE3 satellite pits.  In addition to the drilling, resources were estimated for FN2, FN3 and Tambali South.

At FN3 and FE3S a total of four diamond holes were drilled to test the potential for sulphide mineralization in the hard rock.

IAMGOLD's share of exploration work, including both the capital and expensed portions, at Sadiola was $2.7 million in 2007.

Exploration in 2008 will focus on Phase 9 of the Deep Sulphide Northern Hards and drilling will take place to follow up on new targets generated from a recent exploration workshop as well as on an assessment of hard sulphide potential at the satellite pits.  Oxide exploration drilling will be targeted at resource conversion at Sekekoto Main, FE3S gap area, Lakanfla E, Sekekoto SE and FN3S.

xi)	Mining Taxation

Net mining profits, as calculated under the Malian Mining Code, are taxable at the rate of 35%. All operating costs, depreciation and financing charges are deducted in calculating net profits.

A customs services tax of 3% based on the export value of gold production, and an ad valorem tax of 3% payable on the value of products sold to refineries or any other buyer less any refining expenses, are paid to the Government of Mali.

2.5	Africa: Republic of Mali - Yatela Gold Mine

i)	Property Description and Location

The mining permit area in Mali on which the Yatela Gold Mine is situated (the “Yatela Mining Permit”) is located immediately north of the Sadiola Mining Permit. The Yatela Mining Permit is owned by YATELA, and covers 195 square kilometres. The shareholders of YATELA are SADEX (which is indirectly owned 50% by IAMGOLD and 50% by AngloGold Ashanti) which holds an 80% interest and the Republic of Mali which holds a 20% interest.

YATELA is governed by a shareholders' agreement dated May 27, 2000. Decisions of the directors of YATELA are by a majority vote. The board of directors of YATELA currently consists of eight directors. SADEX is entitled to appoint six directors and the Government of Mali is entitled to appoint two directors.

Each shareholder of YATELA is entitled to receive dividends, which may be distributed after payment of the financial obligations of YATELA, including the shareholder loan advanced by SADEX for the development and construction of the Yatela Gold Mine. Dividend distributions by YATELA also take into account the projected operating and capital expenses of YATELA and legal reserves required by applicable corporate law.

The Yatela Mining Permit is for an initial term of 30 years, expiring in 2031, and may be extended by order of the President of Mali if mining operations are ongoing. The Yatela Mining Permit may be cancelled on the same bases as the Sadiola Mining Permit (see “Sadiola Gold Mine — Property Description and Location” above).

ii)	Accessibility, Climate, Local Resources and Infrastructure

The Yatela Gold Mine adjoins the Sadiola Gold Mine to the north and its location and access are the same as for the Sadiola Gold Mine. Information thereon is provided in subsection 2.4 of Item III above.

The Yatela Gold Mine is located approximately 25 kilometres north of the Sadiola Gold Mine and is situated close to the main gravel road to Kayes, the regional capital, which is approximately 60 kilometres from the Yatela Gold Mine. In 2005, a new access road was constructed between Yatela and Sadiola to facilitate movement between the two operations.

The water needed by the Yatela Gold Mine is sourced from a well field and from boreholes established to dewater the pit in advance of mining. Potable water for both the Yatela Gold Mine operation and the mine townsite is supplied from the well field and treated prior to distribution.

Electrical power is provided through six diesel powered generating sets located at the Yatela Gold Mine.

iii)	History and Exploration

SADEX, through a predecessor wholly-owned subsidiary, had the right to explore an exploration permit adjacent to the northern boundary of the Sadiola Mining Permit. The northern part of the Yatela property was acquired by SADEX on February 6, 1998 from Eltin Limited (“Eltin”) of Australia.

SADEX commissioned a feasibility study, which was carried out by AngloGold (now AngloGold Ashanti) and presented in June 1999. The feasibility study incorporated extensive engineering and metallurgical studies, which investigated a number of different alternatives for mining and treating the resource. It concluded that an open pit mine feeding a 2.5 Mtpa heap leach operation was the most financially attractive of the alternatives studied.

The final feasibility study prepared by AngloGold Ashanti in November 1999 advanced the heap leach option to a fully tendered capital cost status. The final feasibility study reported that an open pit 2.5 Mtpa heap leach operation should be capable of producing 1.2 million ounces from the Yatela deposit over a six year period.

SADEX received the Yatela Mining Permit from the Government of Mali in February 2000. Based on the final feasibility study, AngloGold and IAMGOLD approved proceeding with the Yatela Gold Mine after having negotiated the necessary Government of Mali approvals and authorizations in respect of shareholder agreements, company statutes and modifications to the original Eltin convention, pursuant to which Eltin held its interest in the northern part of the Yatela property. The first gold was produced from the heap leach and open pit operation in May 2001.

iv)	Geological Setting and Mineralization

The Yatela Gold Mine is located within the Malian portion of the Kenieba-Kedougou window, a major Early Proterozoic–Birimian outlier along the northeast margin of the Kenema-Man Shield. The Yatela Gold Mine is located in the north of the window and is hosted by sediments of the Kofi Formation, which have been intruded by numerous felsic intrusives. The sediments dominantly consist of a fine-grained greywacke, probably distal turbidites and impure carbonates, with minor tuffs and acid volcanics.

The primary gold mineralization at Yatela is mesothermal shear zone hosted. This primary mineralization is spatially associated with the contact between predominately dolomitic rocks of the Kofi formation to the west and a large dioritic intrusion to the east. This primary mineralization was concentrated to economic grades through dissolution of carbonate-rich rocks by supergene processes. Karsting of carbonate rocks resulted in the development of the Yatela Basin, which was gradually filled by sands and conglomerates during peneplanation and erosion of Proterozoic rocks. The chaotic collapse during karsting, coupled with high-energy sedimentary environments resulted in the orebody being hosted in a mélange-type rock made up of components of sedimentary rock and dissolution residue. Dissolution of dolomitic rocks results in large volume loss. Concentration of low-grade primary gold mineralization by this process is believed to be the most important factor in the genesis of the Yatela deposit.

v)	Drilling, Sampling and Analysis, and Security of Samples

The collection and processing of all grade control and exploration samples prior to dispatch to the SEMOS laboratory is carried out by employees of YATELA.

Blind quality control sample trays are given to the SEMOS laboratory containing 2.9% pulp repeats, 2.9% blanks and 2.9% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. The SEMOS laboratory processes principally all the grade control samples for the Yatela Gold Mine.

In combination with the SEMOS laboratory, Analabs (in Kayes) processes the exploration samples. Blind quality control sample trays are given to Analabs containing 10% pulp repeats, 3% blanks and 7% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. Approximately 10% of a drill project's ore zone is submitted to an external for check assay.

The resource drilling database system is the same as for the Sadiola Gold Mine. Information thereon is provided in subsection 2.4 v) of Item III above.

Reconciliations are carried out on grade, tonnage and contained metal between the individual anomaly resource models and grade control models on a monthly basis (for anomaly where mining has taken place). In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparisons of called mining grade and received plant grade are also undertaken.

QA-QC protocols are in place with respect to sampling procedures.

vi)	Mineral Resources and Ore Reserves

Information on mineral resources and reserves is provided in Section 5 below.

vii)	Mining Operations

Operator

YATELA has appointed AngloGold Mali as the operator of the Yatela Gold Mine on the same terms as those for the Sadiola Gold Mine.

Mining operations are carried out by Moolman Brothers, the same mining contractor employed at the Sadiola Gold Mine. The Yatela deposit is being exploited by open pit mining techniques.

Processing

The process plant consists of a standard heap leaching facility. It consists of a crusher feeding an agglomeration drum to produce a pelletized product.

The discharge from the agglomeration drum is transported by an overland conveyor to the “grasshopper” conveyor and radial stackers which build each heap leach pad in two lifts. Cyanide solution is fed through drip irrigation piping on the pads. The pregnant solution is collected after it has percolated through the pad and is eventually pumped through carbon filled columns which strip out the gold.

The average life of mine gold recovery rate incorporated in the feasibility study was 85%. The leach cycle of the Yatela Gold Mine is longer than originally anticipated, however, the ultimate recovery rate for the contained gold is still expected to be 85%.

Production

The Company’s share of 2008 production is estimated at 72,000 ounces of gold.

In July 2006 a decision was taken to deepen the main Yatela pit (the Pushback 7 project) which should extend the life of the Yatela mine into 2010 and add approximately 480,000 ounces to the life of mine production.

The following table indicates operating information for the Yatela Gold Mine for the last two years:

YATELA GOLD MINE(1)	2007	2006
Ounces (Au)	301,000	352,000
Tonnage crushed (tonnes)	3,079,000	3,205,000
Grade crushed (g Au/t)	3.3	4.1
(1)	The Company holds a 40% interest in Yatela representing 120,000 ounces in 2007 and 141,000 ounces in 2006.

Capital Costs and Financing

On the original Yatela property (the property purchased from Eltin), the feasibility and capital costs were to be shared equally by IAMGOLD and AngloGold Ashanti. On the original SADEX concession areas incorporated into the Yatela Mining Permit, costs were the responsibility of AngloGold, to be later repaid by cash flow from any mine established by SADEX. Since the deposit straddled the original Yatela property and the SADEX concession, AngloGold Ashanti provided 65% of the feasibility and capital cost of the Yatela Gold Mine, with IAMGOLD supplying the remaining 35%. The 15% difference between the 50:50 funding level and the actual 65:35 funding level is treated as an AngloGold Ashanti shareholder loan to AGEM Ltd., which was repaid in full in 2006.

Feasibility and capital development costs for the Yatela Gold Mine were $100 million.

viii)	Environment

Under the concession agreement with the Government of Mali, YATELA is obligated to minimize the environmental impact of mining activities, and is required to rehabilitate the mine site once the Yatela Gold Mine permanently ceases operation. An environmental impact assessment report prepared in accordance with Malian and international standards was approved by the Malian authorities and resulted in the Malian authorities issuing the necessary environmental permits.

A baseline program monitors seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. An integrated and comprehensive EMS has been implemented for the Yatela Gold Mine. The EMS ensures that disturbance to the environment is maintained within acceptable limits and that environmental policies are adhered to. An independent environmental audit of Yatela is conducted annually.

There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

As at December 31, 2007, the recorded amount of estimated restoration and closure costs for the property was $18.6 million, representing the discounted cost (proportionate share: $7.4 million).  The undiscounted amount of estimated restoration and closure costs for the property was $21.3 million (proportionate share: $8.5 million).

ix)	Exploration and Development

All exploration activity is carried out by YATELA.  In 2007, exploration was carried out in the NW Extension area, which lies adjacent to the main Yatela Pit and which could be mined during 2008.  In addition to the NW Extension, work was carried out at Dinguilou to target oxide material and several holes were drilled beneath the main Yatela pit to target sulphide mineralization.  The results from the deep holes at the main Yatela pit were inconclusive and additional work is required on this target.

x)	Mining Taxation

YATELA was exempt from taxation of net mining profits, as calculated under the Malian Mining Code, until July 5, 2006. Since that date, the mining taxation applicable to YATELA is the same as that applicable to SEMOS. Information thereon is provided in subsection 2.4 xi) of Item III above.

2.6	Africa: Tanzania - Buckreef Project

A technical report was prepared for the Buckreef project. The report, dated January 18, 2006, is entitled “Technical Report on the Buckreef Gold Project” (the “Buckreef Report” which is available on SEDAR at www.sedar.com) and was prepared by Marcus Tomkinson and Linton Putland, “qualified persons” for the purposes of NI 43-101.

i)	Property Description and Location

The Company owns or has the right to earn between 75% and 80% of various prospecting and mining licenses within the Buckreef Project area in Tanzania.  The Buckreef Project is located in north central Tanzania 85 kilometres South of Lake Victoria in the Mwanza provincial district.  It lies some 110 kilometres southwest of the town of Mwanza located on the southern shore of the lake.

The Buckreef Project consists of two main prospects.  At the western end of the area lies the defunct Buckreef gold mine, operated by the Tanzanian State during the late 1980s.  Some 30 kilometres to the east of the Buckreef Gold Mine is the Busolwa-Buziba prospect. The Buckreef Project encompasses approximately 259 square kilometres of contiguously held tenements extending east-west for approximately 40 kilometres covering the eastern half of the Rwamagaza Greenstone Belt (“RGB”) centred on 3° 7’ 18” N and 32° 7’ 5” E.

ii)	Accessibility, Climate, Local Resources and Infrastructure

The Buckreef Project area lies 85 kilometres due south of Lake Victoria in the Mwanza Administrative Division of Tanzania in East Africa.  The area south of Lake Victoria consists of gently undulating low hills and flat alluvium and black cotton soil filled valleys.  The original vegetation is typical savannah with a variety of tree species, predominantly acacias, scattered through grassland.  The area of the Lake Victoria goldfields has been heavily modified by human activity, in particular subsistence farming and tree clearing mainly for charcoal.  Certain areas have also been subject to major overgrazing.  Infrastructure is generally poor.  The project area is located 110 kilometres southwest of the town of Mwanza which lies on the eastern shore of Smith Sound, a southward extending arm of Lake Victoria.  Mwanza has a population of approximately one million people and is connected to Dar es Salaam, the capital of Tanzania, by a poorly maintained tar road.  An international airport is located at Mwanza.

Access to the project from Mwanza is via a series of unpaved roads of varying quality.  The project is also accessible from Mwanza at the western end by an unsurfaced airstrip.  The project area itself is heavily populated with scattered individual kraals and agglomerations of dwellings related to transient “artisinal gold rushes”.

The climate is semi arid with a well defined wet season between December and May.  Annual rainfall varies from 400 to 800 millimetres.  The period from June to August is usually dry.  The elevation of around 1,200 metres prevents excessively high temperatures.

iii)	History

The Buckreef Project area has a long history of small scale mining and exploration work by the UNDP, the Tanzanian Mineral Resources Division, Williamson diamonds and, since 1994, by East African Mines Limited (“EAM”), now a wholly owned subsidiary of the Company.  The Buckreef deposit itself was mined underground by the Tanzanian State Mining Company (Staminco) from 1982 to 1988.  The operation was closed in 1990 due to a number of operational reasons and the workings were allowed to flood.  It is estimated that approximately 100,000 tonnes of ore was mined at a diluted grade of approximately 3 g Au/t to 4 g Au/t.

A redevelopment agreement was signed between the United Republic of Tanzania and EAM in May 1994.  The agreement has been extended a number of times including most recently in July 2002.  The tenements under this agreement cover 17 square kilometres or roughly 6% of the total Buckreef Project.  Under the terms of the agreement EAM is earning an 80% interest through the funding of exploration and the finalizing of a feasibility study program into mining operations in the licensed areas.

In January 2004, EAM entered into a joint venture agreement that covers 75 square kilometres of the eastern portion of the Buckreef Project.  Under the joint venture agreement, EAM is entitled to earn a 75% interest through the funding of exploration activities and the completion of a feasibility study by July 2007.

iv)	Geological Setting

The Buckreef Project area covers the eastern portion of the east-west trending Rwamagaza Greenstone Belt (“RGB”), which is one of a number of Archean supracrustal belts lying within the Tanzanian Craton of east Africa.  Most geological data on the region exists within individual mining company databases and no large scale compilations have been undertaken.  Isotopic dating suggests the supracrustal sequences are approximately 2.6 Ga in age.

The RGB itself consists largely of a monotonous sequence of basaltic flows with well preserved volcanic features such as varioles, pillows, and flow top breccias.  Aeromagnetic data and minor outcrop indicates the presence of a number of elongate serpentinized ultramafics bodies parallel to the flow stratigraphy.  It is unclear if these are truly intrusive bodies or the cumulate portions of thick high Mg basaltic lava flows.

The Buckreef deposit is hosted by a steeply dipping, NE-SW trending brittle-ductile shear zone with an early phase of iron rich carbonate alteration, rebrecciation, and a later phase of auriferous grey quartz veining.  The Busolwa-Buziba deposit is a more disseminated hydrothermal system developed in zones of east-west trending, pervasive cleavage development and porphyry dyke intrusion within a relatively monotonous sequence of pillow basalts and minor ultramafic rocks. The gold at Busolwa is associated with a series of variably deformed quartz, carbonate, hematite, magnetite and pyrite veins with pervasive silicification and sericitization.

v)	Exploration

The Busolwa-Buziba resource was originally explored by Tanganyika Gold Limited (“TGL”) who drilled a total of 205 RC and diamond holes into the mineralization in the late 1990’s. Subsequently East Africa Mines Limited (“EAML”) continued to drill the deposit with a further 46,876 metres of RC and DD in 610 holes. From June to December 2006, IAMGOLD drilled 12,700 metres of RC, 2,000 metres of diamond and 12,400 metres of AC.

vi)	Mineralization

The Buckreef mineralization was developed on an ENE-WSW trending, 5 to 30 metres wide, brittle-ductile fault zone developed within relatively undeformed mafic volcanics.  The fault zone contains early developed pervasive iron carbonate alteration which has undergone later brittle fracturing and brecciation with recementation by multiple events of grey to white quartz veining.  Finely disseminated pyrite occurs in a halo surrounding the zones of quartz veining.  The degree of quartz veining is directly related to the tenor of gold mineralization.  Deep drilling has led to the definition of higher grade shoots plunging steeply to the north.  Several narrow, more discontinuous sub parallel zones of similar alteration and mineralization have been defined both to the west and to the east of the main fault zone.

Gold mineralization at Buckreef is non refractory in both fresh and oxide material and is associated with small amounts of fine grained pyrite within the grey quartz veining.  Detailed logging of drillcore reveals a prominent deepening of the oxidation profile above portions of both the main and north zones.

The Busolwa-Buziba mineralization is hosted in similar pillowed mafic rocks to that at Buckreef but the mineralization is much less confined and appears to be related both to discontinuously developed zones of cleavage and to zones of intense alteration associated with a suite of porphyry dykes.  The gold mineralization itself comprises two sets of quartz veins which developed contemporaneously with the cleavage zones.  Veins show all degrees of deformation into the fabric suggesting that mineralization continued right through the deformation event.

The geometry of the mineralization is highly irregular forming a zone up to 200 metres thick extending east-west for at least 2500 metres on the northern margin of a small granitic body.  The mineralized alteration envelope appears to dip steeply to the south sub parallel to the flow stratigraphy and to the variably developed cleavage.  Nearly all the gold mineralization is related directly to the veining and the deformation and dismembering of many of these veins has given rise to the highly variable distribution of gold through the zone.  The porphyritic dykes and associated alteration have also acted to localize veining by forming rheological contrasts in the mafic sequence during the deformation events.  Thus the original disposition of these dykes and their irregular alteration has also influenced the geometry and continuity of the later gold mineralization.

vii)	Drilling, Sampling and Analysis, and Security of Samples

Significant amounts of AC, RAB, RC and DD holes have been completed at the Buckreef Project resource areas.  The AC and RAB drilling is only used to identify potential mineralization and are excluded from all resource estimations.

The RC and DD drilling at both areas was supervised by experienced geologists and completed by professional drilling contract companies.  RC and DD drilling was completed by AfriDrill, West Side Drilling, Resource Drilling, Drillcorp, Stanley Mining Services and, most recently, by Tandrill.

Written sampling methodology and submission procedures are in place.  The majority of RC samples collected since 1992 are homogenized and reduced on site by passing reduced samples at least 4 times through a single tier Jones riffler.  The entire length of AC and RAB drill holes is collected as 1 metres samples.  Composite 3 metres assay samples are submitted for assaying.  DD core is all logged and processed for sampling on site.  Retained RC AC RAB samples are all collected from the field and stored in central sample farms at the Buckreef and Busolwa sites.  The retained half of the DD core is stored in galvanized core trays at the Buckreef and Busolwa core yards for future reference.  All assay samples are batched on site and collected for analysis by trucks from the analytical laboratories used in Mwanza.

Systematic quality control comprising field insertion of regular standards, duplicates (replicates) and blanks is undertaken on all sample batches collected at the Buckreef Project.  Written field QC procedures are in place and include:

•
standard reference samples being inserted into sample batches at a minimum frequency of 1 in 40, frequently within recognized mineralized zones; this normally means that every RC or DD holes has at least 2 to 3 standards;

•	field duplicate samples are taken at a nominal frequency of 1 in 40; and

•	blanks are submitted at a nominal frequency of 1 in 40.

Routine laboratory quality control sampling (pulp duplicates and pulp repeats) is also completed on pulps retained at the laboratory.

The majority of the drill samples from the Buckreef Project were analyzed at the independent SGS and Humac Laboratories in Mwanza. Check sampling has been completed at ALS – Brisbane, ALS – Johannesburg and Genalysis Laboratory – Perth.  All laboratories are internationally accredited.

viii)	Mineral Resource and Reserves

Information on mineral resources and reserves is provided in Section 5 below.

ix)	Environment

Environment baseline monitoring commenced in 2006, and community consultation and community development projects were initiated to support the exploration program.

2.7	South America: Suriname - Rosebel Gold Mine

A technical report dated September 2002 was prepared for the Rosebel Gold Mine. The report is entitled “Cambior – Rosebel Project Technical Report – Suriname, South America” (the “Rosebel Report”, which is available on SEDAR at www.sedar.com) and was prepared under the supervision of Paul M. Johnson, “qualified person” for the purposes of NI 43-101.

i)	Property Description and Location

The Rosebel property is located in Suriname, South America, approximately 100 kilometres south of the city of Paramaribo, the capital of Suriname. Suriname is a former Dutch colony located on the northeastern coast of South America. The Rosebel property covers 17,000 hectares in the Brokopondo district, between the Suriname

River to the East and the Saramacca River to the West. The property is held by RGM, a 95%-owned1 subsidiary of IAMGOLD.

The relationship between IMG-Qc (as successor to Cambior), a wholly-owned subsidiary of the Company, RGM and the Republic of Suriname is governed by a mineral agreement executed in 1994 (the “Mineral Agreement”), as amended and supplemented. The Mineral Agreement provides, in particular, for the Republic of Suriname holding a 5% carried participation in the share capital of RGM (the Class A shares) and 2 million redeemable shares (the Class B shares). The capital structure of RGM provides for the full redemption of Class B shares and the reimbursement of all capital invested by Cambior (now IMG-Qc) prior to distribution of dividends to its shareholders. As at December 31, 2007, the Republic of Suriname held 50 Class A shares and 800,000 Class B shares in RGM, 1.2 million Class B shares having been redeemed by it, and IMG-Qc held 950 Class A shares and 12,457,689 Class B shares in RGM.

The Company has obtained foreign investment insurance coverage for its investment in RGM for a portion of the losses resulting from certain political risks that may affect the Rosebel Gold Mine. Insurance was obtained from a syndicate of insurers including Export Development Canada (collectively the “Insurers”). The eventual proceeds of this insurance policy are assigned pursuant to the terms of the 2003 Credit Facility in favour of the 2003 Financial Creditors.

The Mineral Agreement outlines various business conditions, including the right to export gold, to hold funds in foreign bank accounts, to access local currency at market rates and to import goods, with few exceptions, on a duty-free basis.  The Mineral Agreement provides for an income tax rate being the lesser of the statutory rate in effect (currently 36%) and 45%, an international dispute resolution mechanism and a debt-to-equity capital structure of 4 to 1.

On December 16, 2002, RGM was granted a 25-year renewable Right of Exploitation for the Rosebel mine from the Government of Suriname, following the Government’s approval of the updated feasibility study and environmental impact assessment.

Production from the Rosebel mine is subject to a fixed royalty of 2% of production, paid in-kind, and, a price participation royalty of 6.5% on the amount exceeding a market price of $425 per ounce of gold, when applicable, both payable to Grassalco and the Government of Suriname, and a fixed royalty of 0.25% of production payable in-kind to a foundation established by RGM to promote the local development of natural resources. The Suriname Environmental and Mining Foundation’s board is composed of two representatives from RGM, two from Grassalco and one from the Government of Suriname.

[1]
As the Republic of Suriname also holds Class B voting shares since commencement of commercial production, its overall participation in RGM’s share capital is slightly different than 5% (currently approximately 6%). However, all Class B shares will be redeemed over the next years and, in any event, no dividends will be paid prior to the full redemption of Class B shares. Therefore, only Class A shares are considered for the purposes of reflecting each shareholder’s true and permanent participation in RGM’s share capital.

All of IMG-Qc’s shares of RGM were pledged in favor of the 2003 Financial Creditors under the 2003 Credit Facility subject, until March 31, 2013, to a then-existing first ranking pledge and hypothec granted to Golden Star, in respect of 50% of RGM shares, under an hypothec and pledge agreement executed by and between Golden Star and Cambior on April 1, 2003, in connection with the Rosebel Transaction (as hereinafter defined). Golden Star’s first ranking pledge and hypothec has since been assigned to Euro Ressources SA and the percentage of RGM shares which it secures has diminished to approximately 25% as a result of the issuance of additional Class B shares to IMG-Qc and the Government of Suriname.

ii)	Accessibility, Local Resources and Infrastructure

The Rosebel Gold Mine began commercial production on February 11, 2004. The property is accessible by plane or by road from Paramaribo. Its facilities and equipment include a processing plant, maintenance and warehouse facilities, a transmission line to tap into the Afobaka power generating station owned by a major bauxite producer, and related support infrastructure. RGM concluded two long-term power supply agreements, one with the Government being indexed to the price of gold, and one with a state-owned entity, EBS NV, being indexed to the oil price, both of which provide for the supply of 15 MW of average power and 19 MW for peak power to the mine and mill facilities.

iii)	History

The Rosebel property was optioned in 1992 by Golden Star Resources Ltd. (“Golden Star”) from Grasshopper Aluminum Company N.V. (“Grassalco”), a state-owned mining company. Cambior held a 50% interest in the property from June 1994 to May 2002 when it acquired Golden Star’s 50% interest (the “Rosebel Transaction”). Pursuant to the Rosebel Transaction, Golden Star has a gold price participation right equal to 10% of the excess gold market price above $300 per ounce for soft and transitional ore and above $350 per ounce for hard rock ore, up to a maximum of 7 million ounces produced.  Based on reserve estimates as of December 31, 2007, the composition of the ore deposit is split approximately equally between soft and transitional ore and hard rock ore.  Golden Star subsequently sold its price participation right to Euro Ressources SA.  Cambior, which held a 95% interest in RGM, was acquired by the Company on November 8, 2006, pursuant to the Cambior Arrangement.

A feasibility study and an environmental impact assessment were filed with the Government of Suriname in May 1997. Following additional drilling on the property, a revised feasibility study was submitted to the Government in December 1997. An updated feasibility study for the project was completed in August 2002 and submitted shortly thereafter to the Government of Suriname, with an environmental impact assessment, for approval.

Following the acceptance of the 2002 updated feasibility study and environmental impact assessment, the granting of the 25-year renewable Right of Exploitation, the securing of satisfactory business conditions, the completion of financing and implementation of political risk insurance coverage, Cambior, through its subsidiary RGM, officially commenced construction of the Rosebel mine in December 2002 and commercial production began on February 11, 2004.

iv)	Geological Setting and Mineralization

The Rosebel concession lies within the Lower Proterozoic Guiana Shield. The property covers the sediment-dominated Rosebel formation and the older Armina formation made up of volcanic flows, volcaniclastics and greywackes. The known gold-bearing ore deposits in the Rosebel concession have varying geological characteristics but all show the typical characteristics of highly weathered, quartz vein-hosted gold mineralization.

Early veins are usually deformed and are often cut by later veins. Primary gold mineralization mostly occurs in quartz and quartz-carbonite veins that are generally restricted to lithological contacts, fold closure and sub-vertical shear corridors. Veins vary from a few centimeters up to two metres in thickness. In general, gold mineralization is included in sub-vertical zones near the contact between the sedimentary and volcanic rocks. The mineralization shows good continuity and thickness.

The property hosts seven principal deposits as well as numerous gold prospects in two distinct areas: the Pay Caro, East Pay Caro, Koolhoven/Bigi and J-Zone deposits, Spin and Mama Creek prospects are located on the North Limb and the Rosebel, Mayo and Royal Hill deposits and Roma and Monsanto Hill prospects are located on the South Limb.

v)	Drilling, Sampling and Analysis and Security of Samples

The core is HQ size in soft rock and reduced to NQ size in solid rock. Most of the holes are sampled continuously from top to bottom of the hole and are normally 1.0 metre in length. The core is split. All drill collars are surveyed and downhole surveys conducted in exploration holes. The logging and sampling of drill holes is done in accordance with industry standards. Assays are performed on site at the Rosebel mine laboratory. All samples are assayed by fire assay method.

Industry standard quality assurance and quality control procedures, including standards, blanks, duplicates and check assays in external laboratories, are employed.

vi)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided below in Section 5.

vii)	Mining Operations

Processing involves crushing and grinding, gravity separation which recovers over 30% of the gold, a cyanidation circuit and a carbon-in-leach plant. The flowsheet recognizes the need to handle soft and sticky ore from the laterite and saprolite layers during the initial mining phase before treating harder material from the transition and hard rock zones.

At current production levels, the mine has an expected mine life of 12 years. The 2008 production is estimated at 267,000 ounces of gold.  The Company’s share would be 254,000 ounces.

The following table indicates operating information for the Rosebel Gold Mine for the last two years.

ROSEBEL GOLD MINE(1)	2007	2006
Ounces (Au)	276,000	301,000
Tonnage milled (tonnes)	7,705,000	7,709,000
Grade milled (g Au/t)	1.2	1.3
Recovery (%)	93	93
(1)
Effective November 8, 2006, the Company indirectly acquired 95% of the shares of RGM. The production attributable to the Company in 2006 subsequent to November 8, 2006 is 38,000 ounces of gold and the production attributable to the Company in 2007 is 262,000 ounces of gold.

At the end of 2007, Rosebel employed approximately 1,440 individuals, including those employed by outside contractors. An illegal work stoppage by a number of unionized employees in January, 2007 prompted a temporary suspension of operations. This work stoppage was resolved in mid-February with the signing of a labour agreement in principle.  In April, 2007, a new three-year collective labour agreement was concluded.

viii)	Environment

The EMS for the Rosebel Gold Mine is certified under ISO 14001, effective December 2005, and remains in compliance with certification. The Rosebel Gold Mine successfully passed the ISO 14001 recertification audit in December 2006.

As at December 31, 2007, the recorded amount of estimated restoration and closure costs for the property was $17.2 million, representing the discounted amount.  The undiscounted amount of estimated restoration and closure costs for the property was $30.6 million.

ix)	Exploration and Development

A total of 52,914 metres of DD were completed in 2007 to better define the J-Zone, which is now recognized as a deposit.

For 2008, the Company’s attributable production at the Rosebel Gold Mine is expected to be 254,000 ounces and, in 2008, Rosebel capital expenditures should be $71.7 million for the expansion and optimization of the mill, replacement of some mining equipment, tailings dam expansion and capitalized exploration and development.

x)	Taxation

Under the 1994 Mineral Agreement in effect for the Rosebel Gold Mine, as amended and referred to above, it is provided that the corporate income tax rate applicable during the first 25 years of operation is the lesser of the year-to-year applicable corporate tax rate (currently 36%) and 45%. Operating expenses, including interest expenses, are generally deductible from taxable income, and losses may be carried forward indefinitely. Capital expenditures are generally depreciated over a four-year period for plant and equipment during the pre-production period and the production phase. Dividends and interest may be paid without any withholding taxes. Legislative stability of taxation rules and rates is guaranteed by the 1994 Mineral Agreement, as amended.

2.8	South America: French Guiana - Camp Caiman Project

A technical report was prepared for the Camp Caiman Project. The report, dated September 2005, is entitled “Cambior – Rapport Technique – Projet Camp Caiman – Norme Canadienne 43-101” (the “Camp Caiman Report”), is available on SEDAR at www.sedar.com) and was prepared by or under the supervision of Patrick Godin, then General Manager, Camp Caiman Project, “a qualified person” for the purposes of NI 43-101.

i)	Property Description and Location

The Camp Caiman Project is located about 45 kilometres (directly by air) southeast of Cayenne, the capital city of French Guiana, an overseas department of France located on the northeastern coast of South America between Brazil and Suriname. French Guiana covers an area of 91,000 square kilometres and hosts a population of approximately 200,000 people.

The property is held by CBJ Caiman, an indirect wholly-owned subsidiary of the Company, and was acquired in November 2003 as a result of a merger transaction with Ariane Gold Corp. The Camp Caiman Project is comprised of a 30 square kilometres mining concession obtained in November 2004 for a period of 25 years and two adjacent exploration permits: Trésor (20 square kilometres) to the West and Patawa (21 square kilometres) to the East. The two exploration permits expire on July 31, 2009. The mineral rights held by the Company are subject to the French mining laws applicable in French Guiana.

All of IMG-Qc’s equity securities of CBJ-Caiman are pledged in favor of ASARCO Incorporated as guarantee for payment of the balance of the purchase price.

ii)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

Over 95% of French Guiana is covered by rainforest with no infrastructure. Access to the Camp Caiman Project area from Cayenne is by road, with approximately 65 kilometres of paved highway and 8 kilometres of all-weather unpaved road. There are presently no major infrastructures at Camp Caiman.

iii)	Exploration

Gold mining has been carried out in French Guiana since 1857 and a total of approximately 6.5 million ounces of gold has been declared, essentially from alluvial and eluvial deposits. Systematic regional exploration funded by the French government and carried out by the Bureau de Recherches Géologiques et Minières (“BRGM”) between 1975 and 1995, led to the identification of a number of primary gold targets that were auctioned to the private industry. BRGM identified a 7-kilometres long gold-in-soil geochemical anomaly at Camp Caiman and the project was auctioned in 1994 to Asarco Guyane Française S.A.R.L.

The initial drill program discovered the Scout Zone in 1996, which led to an expanded DD program in 1997 and the discovery of the CC-88 Zone. A pre-feasibility study of both deposits was carried out in April 1999. Further delineation drilling took place in 2000 and 2001 after the publication of the study. Intensive exploration drilling resumed in September 2002 when Ariane took over Camp Caiman.

A significant amount of exploration drilling has been carried out at Camp Caiman since 1996, with a total of 135,545 metres of drilling in 1,790 holes as at December 31, 2005: 82,530 metres of DD in 713 holes and 53,015 metres of RC drilling in 1,077 holes.

A 10,880-metre drilling program was completed on the property in 2005 of which about 62% were core holes, with the remainder drilled by RC methods. The geological model was updated with an estimated measured and indicated resource base of 20.4 million tonnes at an average grade of 2.46 g Au/t, representing 1.615 million ounces of gold contained, of which 59% are in saprolite material.

iv)	Geological Setting and Mineralization

The regional geology is dominated by northwest-trending belts of clastic, metasedimentary and metavolcanic rocks cut by a prominent east-west striking deformation zone. All premineral host rocks are cut by a zone of strong shearing and related deformation features. Post-mineral north-striking dolerite dikes of late Paleozoic age cut across the mineralized zone. All rocks have been intensely weathered to a fine-grained mixture of kaolinite, illite and saprolite, in which original rock-forming minerals have been destroyed but original rock textures have been variably preserved. A transition zone from saprolite to unweathered rock averages less than 5 metres thick, though, locally, it may be up to 20 metres thick. The depth to the base of weathered rock varies from 30 to 120 metres.

In the Scout Zone, mineralization appears to be structurally confined to numerous narrow and elongated zones averaging about 8 metres true thickness at a 1 g Au/t gold cutoff. Strike lengths vary up to a maximum of 250 metres and dips are steep to the north. Zone CC-88 is higher grade and appears to be both stratigraphically and structurally controlled. At a 1 g Au/t cutoff, the mineral deposit varies from 25 to 85 metres thick. Zone CC-88 plunges 35 degree to the southeast, where it has been intersected to a depth of 260 metres. Mineralization identified to date is open along strike and down dip. Correlation of the mineral deposit grade intersections in drill holes indicates good continuity along both strike and down dip. Deeper down-plunge intersections within hard rock are high grade and extensions of this mineralization may be amenable to underground mining methods.

v)	Drilling, Sampling and Analysis and Security of Samples

Resource calculations are calculated using 80% of the mining cutoffs: 0.66 g Au/t for saprolite, 0.88 g Au/t for transition and 1.40 g Au/t for hard rock.

The core is HQ size in soft rock and reduced to NQ size in solid rock. Majority of holes are sampled continuously from top to bottom of the hole and are normally 1.0 metre in length and the core is split. Sample lengths are 1.524 metre for RC drilling. All drill collars are surveyed and downhole surveys conducted in exploration holes. The logging and sampling of drill holes is done in accordance with industry standards. Assays are performed in Cayenne by SGS-Cayenne (Filab) laboratory. All samples are assayed by fire assay method.

The quality assurance procedures and assay protocols followed for the Camp Caiman Project conform to industry-accepted quality control methods. The QA-QC program includes assaying of field duplicates, re-numbered pulps and rejects, addition of standards and blanks by geology department and pulps and rejects are routinely submitted to a second commercial laboratory for external check assays.

vi)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided in Section 5 below.

vii)	Exploration and Development

In August 2005, Cambior released a Feasibility Study for the Camp Caiman Project which estimated probable ore reserves at 12.3 million tonnes at an average grade of 2.8 g Au/t representing some 1.1 million ounces of gold in situ. A gold price of $425/oz was used to calculate the cut off grades and pit design. The Camp Caiman ore body, located in a 30 square kilometres mining concession, will have two open pits. The Scout pit, comprised primarily of saprolite, represents 35% of the project’s probable reserves. Adjacent, to the east of the Scout pit, Pit 88 is composed of saprolite and fresh rock in equal proportions, and represents 65% of the project’s probable reserves. The deposits identified are open at depth in the north extension of Pit 88 and the western extension of the Scout pit.

Although the Company is currently working on fulfilling the conditions set by its Board of Directors to allow the beginning of construction, namely obtaining all operating permits, government grants under Loi Girardin and relief from certain regional fuel tax, there is no guaranty that the Company will fulfill said conditions.

The permitting process may be summarized as follows:
a)	South road access permits (loi sur l’eau)

•	The public enquiry took place from January 26 to February 28, 2006;

•	A favorable decision was given by the “commissaire enquêteur”;

•	The permit was delivered at the end of May 2006 and renewed in May 2007.

b)	Mine, Mill and Construction permits

•	The public hearings took place from mid-January to end of March 2006;

•	A favorable decision was given by the “commissaire enquêteur” for the Mine and the Construction permits at the end of May and June 2006 respectively;

•	A negative recommendation was given by the “commissaire enquêteur” for the Mill permit at the end of June 2006;

•	Following public pressure, the French government (Environmental and Industrial ministries) mandated a General Inspection in June 2006 to revise all aspects of the project and suggest recommendations;

•	The general inspection report was officially released on October 11, 2006, the main concerns were:

-	The fauna is not sufficiently developed in the impact study;

-	The discharge point for the tailings effluent should be displaced to the Kounana in order to respect a future regulation limiting the cyanide concentration in the receiver; and

-	The compensatory measures should be improved.

As a result, CBJ-CAIMAN retracted its permit applications and resubmitted ones that address each point of the inspection report. The new permit applications were submitted to the Prefecture de Guyane on December 11, 2006 and incorporated complementary information given to the administration since the first permits were filed and a revised impact and risk assessment studies.

The permits were instructed by the Prefecture on January 8, 2007 and public hearings were held from mid-February to the end of March 2007.  A favourable public hearing report for the project was issued on May 18, 2007.  A positive recommendation for the project was also received on June 15, 2007 by the CODERST, a government-appointed committee.

The decision to issue the permits was subsequently delayed to await the outcome of a public forum (the “Grenelle”) on the environment which was held in France and scheduled to be completed by the end of October 2007 and which examined the Camp Caiman Project.

The French President had committed to holding the Grenelle during his Presidential campaign.

As a result of opposition from environmental groups to the project during the Grenelle, the French government sent a delegation comprised of three inspectors acting on behalf of the French government in the areas of the environment, mining and administration to French Guiana to reevaluate the Camp Caiman Project.  This delegation delivered a report at the end of December 2007 in support of the Camp Caiman Project.

On January 30, 2008, the President of France announced that he would not grant the permits necessary to commence construction of the Camp Caiman Project.  This occurred despite the fact that the Company had fulfilled all the technical, legal and environmental requirements.

On March 13, 2008, IAMGOLD met the President of France.  At this meeting, IAMGOLD was provided with a copy of the official letter mandating the implementation of the new framework for mining in French Guiana, which is expected to be in place for mining in 2008.  The French President agreed to further dialogue with regards to the Company’s interests in the region and to consider all reasonable alternatives for mining projects which the Company may propose in the future.  All existing exploration permits remain in effect and the Company will be reviewing the various alternatives to exploit the known deposits.

Should the project eventually proceed, construction would be scheduled over a 21-month period following completion of the financing arrangements and the issue of operating permits.

The project would be expected to produce an average of 150,000 ounces of gold per year in its first three years of operations. Total production from currently identified reserves would be 866,700 ounces over a seven-year mine life.

viii)	Taxation

French Guiana being an overseas department of France, the general French system of tax applies, subject to some particularities such as the possibility of obtaining a tax exemption and the possibility of reducing capital expenditures through tax credits (Loi Girardin). The Camp Caiman Project benefits from a ten-year income tax exemption and the Company expects the construction of the mine to qualify under the Loi Girardin. The Company also benefits from a ten-year exemption on property tax. A royalty tax applies on gold production and there are significant indirect taxes, such as l’Octroi de mer and the fuel tax.

The France-Canada tax treaty provides for a withholding tax rate of 10% on interest payments from France to Canada and of 5% on dividend payments to shareholders holding 10% or more of a local entity.

2.9	South America: Ecuador - Quimsacocha Project

An independent technical report was prepared for the Quimsacocha Project. The report, dated November 25, 2005, is entitled “Technical Report on the Quimsacocha Gold Project, Azuay Province, Ecuador” (the “Quimsacocha Report”, which is available on SEDAR at www.sedar.com) and was prepared by Wayne W. Valliant, William E. Roscoe and David A. Ross of Roscoe Postle Associates Inc., “qualified persons” for the purposes of NI 43-101.  Francis Clouston, P. Eng., Manager of Project Evaluations at IAMGOLD is responsible for reviewing and updating the mineral resource and reserve estimates for the Quimsacocha Project, including the information contained in the Quimsacocha Report, and is also a “qualified person” for the purposes of NI 43-101.

i)	Property Description and Location

The Quimsacocha Project is 100% owned by the Company and is located approximately 30 kilometres southwest of the city of Cuenca, Azuay Province, Ecuador.  The property consists of four mining concessions covering an aggregate area of approximately 12,967 hectares.

ii)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property from Cuenca is by 40 kilometres of paved road to the town of Gerardo, 8 kilometres of winding gravel road to the exploration base camp and 10 kilometres of winding gravel road to the project.  The project is located at an elevation ranging from 3,500 metres to 3,900 metres.

The mean daily temperature is 8.4ºC and ranges from 1.2ºC in July-September to 9.3ºC in November-December. Total annual precipitation averages 1,281 millimetres. The wettest months are November, March and April which average 270 millimetres per month and the driest months are August and December, averaging 22 millimetres per month.  Vegetation is sparse and typical of Andean vegetation above the tree line.  Much of the property is covered by Andean “páramo”, a type of moorland vegetation consisting of mainly coarse grasses. Stands of small pine occur on hillsides adjacent to the property.

iii)	History

Initial exploration work was carried out by the United Nations in the 1970s.  A stream sediment geochemical survey identified base metal anomalies that were further investigated by geological mapping and DD.  COGEMA then acquired the property and carried out an exploration program in the 1990s.  Stream sediment geochemical surveys identified gold anomalies and subsequently a ten-hole, 1,869 metres DD program was completed in 1992 to 1993.

In 1994, COGEMA, Newmont Mining Corp., and TVX Gold formed a joint venture to further explore the Quimsacocha targets.  During 1994 to 1996 the exploration program comprised geological mapping as well as geochemical and geophysical surveys over the main areas of hydrothermal alteration.  The joint venture identified nine targets by geochemical and geophysical surveys. The targets were further investigated with a two-phase, 82-hole, diamond DD for a total of 7,581 metres.

In March 1999, IAMGOLD acquired the Cerro Casco, Cristal, and Rio Falso concessions from COGEMA. Upon completion of a bankable feasibility study, IAMGOLD is required to pay COGEMA $2.00 per ounce of gold in the proven and probable reserves plus the measured and indicated resources, as defined by the feasibility study, commencing on the date that a formal production decision is made.  In addition, COGEMA will be entitled to a 5% net profits interest (NPI) in any mining operation on the property.  IAMGOLD retains a first right of refusal should COGEMA elect to sell the NPI.  The San Martin concession is not subject to the COGEMA agreement.

iv)	Geological Setting and Mineralization

The local area is dominated by Upper Miocene volcanics and volcanoclastics, including the Turi, Turupamba, Quimsacocha and Tarqui Formations.  The property is located between two major faults, the Gañarin and Girón faults.  A caldera, 4 kilometres in diameter, lies along the Gañarin fault and 400 metres west of the main Quimsacocha deposit.  The Turi Formation is comprised of tuffaceous breccias, conglomerates, and sandstones with a high content of andesitic clasts as well as a few clasts of tuffaceous breccia.  Age dating has confirmed the Turi Formation to be late Miocene.  The Turupamba Formation overlies the Turi Formation which is overlain by the Quimsacocha Formation.  The Quimsacocha Formation hosts the Quimsacocha Deposit.

The Quimsacocha Deposit can be characterized as a high sulphidation epithermal gold-copper-silver deposit.  Mineralization is associated with a NNE striking structural feature and is hosted by Upper Miocene, coarse grained tuffs or at lithological contacts between flows and tuffs.  The alteration system on the property covers an area approximately 12 kilometres N-S by 6 kilometres E-W, likely introduced along structural zones.  Alteration is typical of high sulphidation systems with a nucleus of vuggy and massive silica, and more laterally, alunite, kaolin, dickite, pyrophyllite, and yet further out, argillic alteration represented by illite and smectite clays.  The zones of mineralization are characterized by multi-events of brecciation and open-space filling with sulphides such as pyrite, enargite, covellite, chalcopyrite and luzonite or, at lower sulphidation states, tennantite and tetrahedrite.

Gold mineralization is found in the Quimsacocha Formation in the tuffs or at the contact of the tuffs and lavas.  The principal area of economic interest is a flat lying mineralized zone (Main Zone >1.0 g Au/t Au) striking N-S for approximately 1 kilometre.  The E-W extent has been traced for greater than 300 metres and the thickness ranges from 10 metres to 100 metres.  There are numerous additional low to high grade intersections of gold mineralization in the footwall of the Main Zone but do not appear continuous for any significant distance and may represent patchy mineralization adjacent to the feeders.

Gold mineralization is found, for the most part, in one of the following mineralogical assemblages:

•	Vuggy silica plus fine grained pyrite and enargite;

•	Massive pyrite, including a brilliant arsenical pyrite;

•	Vuggy silica with grey silica banding with sulphide space filling and banded pyrite. Sulphides including pyrite, enargite, luzite, covelite and barite.

Occasionally, in the northern sections, gold is found in the hangingwall argillic alteration.

v)	Exploration and Development

The Company has compiled all the data assembled by previous operators and has conducted an exploration program to supplement the database.  Magnetometer surveys on 100 metres line spacing were conducted.  In areas covered by previous owners the spacing was reduced to 25 metres.  Magnetic highs in the central part of the caldera, as well as an area north of the D1 Zone, possibly correspond to a subvolcanic unit with a high magnetite content. Magnetic lows on the property are associated with shears or zones of silicification.  Soil geochemical surveys were conducted to supplement rock geochemical surveys previously conducted.  DD followed, and all alteration from drill holes was analyzed using a Portable Infrared Mineral Analyzer. Alteration vectors were plotted which led to the discovery of the main Quimsacocha mineralization. In addition to the Quimsacocha Deposit, the property hosts several additional mineralized zones. The zones include Cerro Casco, Gulag, Aguarangos and Rio Falso.

vi)	Drilling, Sampling and Analysis, and Security of Samples

The Quimsacocha mineralization does not outcrop and the resource estimate is based entirely on DD data.  DD core sample intervals were determined by Company geologists based on the type and intensity of alteration and sulphide mineralization.  Most mineralized zones were sampled using a maximum interval of one metre.  Intersections selected for sampling were halved with a diamond saw.  Half the core was placed in a plastic sample bag and samples were placed in bags, approximately eight per bag, secured, and shipped to the laboratory via public transport.  Core recovery is noted in most, but not all, of the drill logs.  Core recovery overall is very good and averages greater than 90% in the mineralized zones.

Until January 2005, split core samples were prepared in Quito, Ecuador, by ALSChemex and assayed at the ALS-Chemex, Vancouver laboratory.  Beginning in January 2005, the sample preparation and fire assays were done by BSI Inspectorate (“BSI”) in Lima, Peru.  Sample pulps were shipped to BSI in Sparks, Nevada for inductively coupled plasma (“ICP”) analyses, until July 2005 when BSI installed ICP analyses capability in Lima.  Most of the assays used in the resource estimate were conducted at the BSI facility and all samples are analyzed for gold by fire assay and a multi-element package using aqua regia digestion with an ICP finish.  BSI’s Quality Control program requires including one duplicate sample, standard reference sample, and blank sample per batch of ten samples.

The Company’s Quality Control program included the submission of standard reference samples and blank samples with the pulverized samples of DD core.  Reference material and blanks are inserted, one per fifteen samples.  Check samples are also analyzed at a second laboratory.

vii)	Mineral Resources and Reserves

Information on mineral resources and reserves, as estimated by the Company, is provided in Section 5 below.

viii)	Environment

The following section was not reviewed by the authors of the Quimsacocha Report.

The Company holds all the necessary environmental permits required to carry out exploration work at the Quimsacocha Project.  These permits are renewed annually upon the presentation of a plan of work. Environmental Impact Assessments are submitted for drilling programs and the environmental management plans and field activities are audited by relevant government agencies. All activities to date have been in conformance with laws, regulations and related agreements.

Community consultation and development programs are well advanced in support of the exploration activities. In 2007, in excess of 350 people have visited the site to observe and learn about the progress.

2.10	South America: Peru – La Arena Project

i)	Property Description and Location

The La Arena property is located near the town of Huamachuco, Sanchez Carrion province, in the La Libertad department, 480 kilometres north-west of Lima, Peru.

The mining concessions pertaining to the La Arena project total 21,971 hectares that are fully owned and registered to La Arena S.A. The La Arena deposit, its direct extensions and various mineral occurrences are entirely covered by the mining concessions. The surface rights requirements for the operation and infrastructure are estimated at 1,620 hectares of which the company controls presently 15%. The remaining area needs to be purchased and the titles of approximately 90% of this remaining area are publicly registered allowing for direct negotiations with land owners. The mining concessions are in good standing.

The project is subject to the obtainment of a number of permits in order to move forward. To date, this process is following its normal course.

ii)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The average altitude is 3,400 metres above sea level. It can be accessed by road from Lima via the Panamericana highway (550 kilometres) to the coastal town of Trujillo, and then from Trujillo to Huamachuco by a 160 kilometres road of which 30 kilometres are paved. From Huamachuco, the property is accessed by a 17 kilometres unpaved road to the La Arena village located at an elevation of 3,380 metres. An air strip is also present at Huamachuco and accommodates small airplanes. The property is near power infrastructures.

iii)	History

The La Arena deposit was first discovered in December 1994. At that time, Cambior’s field exploration crew recognized anomalous gold from reconnaissance rock sampling. During 1995, claims were staked and chip samples collected which confirmed the surface gold anomaly. In 1996, Cambior completed a geological reconnaissance survey and initiated geophysical surveys followed by DD. Approximately 70,000 hectares of land were secured within the Huamachuco and Cajabamba regions. During 1997, another 4,958 metres of drilling were completed in the main Au-Cu porphyry and brecciated sediment zone. A conceptual study, including preliminary metallurgical testing confirming the leaching character of the mineralization, was completed. During 1998, a 10,900 metres drilling program was completed and during 1999, a pre-feasibility study was prepared. Based on gold price of $350/oz, the results were negative due to limited leachable resources. Between 2003 and the first half of 2006, Cambior completed five drilling campaigns totaling 33,705 metres to complete infill drilling and test the extensions of the Au epithermal and the Au-Cu porphyry deposits. To date, some 50,965 metres in 313 holes were drilled on the La Arena project. Along with the last drilling campaign, metallurgical tests related to the heap leaching and flotation milling process were done, baseline studies both for environment and social aspects were completed and many other studies were started in order to evaluate the economical potential of La Arena.

A pre-feasibility study, in conjunction with social and environmental baseline studies, was completed on the project, and an archeological evaluation was filed with the Peruvian authorities. As at December 31, 2006, a relocation program was in progress for local landowners living in the vicinity of the oxide gold resource.

iv)	Geological Setting and Mineralization

The La Arena property lies within a multimillion ounces gold district that includes the Alto-Chicama, Tres Cruces, Shahuindo, La Virgen and Comarsa deposits. The property contains a gold oxide deposit hosted by highly fractured sandstones of the Chimu formation and a gold-copper porphyry deposit, directly adjacent to it. Several mineral occurrences of the same style are known on the rest of the property.

At La Arena, the main dacite intrusive is mineralized along the central part by a porphyry system associated to stockwork fracture development. Along the sedimentary-intrusive contact zone, the quartzite and sandstones have been fractured, brecciated and mineralized. Due to weathering of sulphides, mineralization of the sediments is largely oxidized whereas less pervasive and moderate oxidation is observed in the porphyry.

Two hydrothermal alteration and mineralization styles have been developed at La Arena which are spatially adjacent to one another and probably genetically related. These include a Cu-Au porphyry system hosted in dacite stock which is differentiated into three main mineralization units and a high-sulfidation epithermal Au system hosted in the quartzite-sandstone breccia. The deposit has been divided into 5 sectors based on mineralization types. The best gold values are located within the brecciated and fractured sediments. Copper mineralization is usually restricted to a late phase of porphyry intrusion that has been intensely altered and injected with quartz-sulfides stock work.

Many exploration targets remain untested regionally including four defined targets in the vicinity of the deposit.

v)	Drilling, Sampling and Analysis and Security of Samples

The current resource estimate is based on the result of 305 DD holes totaling 50,000 metres, 8 RC drill holes and 60 trenches. Drilling spacing obtained in the brecciated sediments is 50 metres and about 65 metres in the porphyry sector. Geological interpretation was carried out using East-West cross-sections spaced 25m apart and planview every 6m. Grade values were interpolated using 5m composites and ordinary kriging (in Gemcom) within 3D solids representing the major units. The tenors of some high-grade outliers were capped prior to estimation.

Core and RC cutting were collected at 2m wide intervals. Sample preparation and analysis was performed by independent laboratories and backed up by a full QA/QC program.

vi)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided in Section 5 below.

vii)	Exploration and Development

In 2006 Cambior accelerated its exploration program at La Arena, which has now undergone a total of 51,000 metres of drilling. A prefeasibility study completed in late 2006 investigated the economic and technical potential for an open pit mining operation using conventional milling, and incorporating a flotation circuit for the porphyry deposit and a heap leaching process for the gold oxide deposit. The study was based on concentrator throughput of 24,000 tonnes per day and leach pad loading at 12,000 tonnes per day. Average yearly production during the first seven years of operation would be approximately 110,000 ounces of gold and 80 million pounds of copper in concentrates. The pre-feasibility preparations included metallurgical testing and environmental and social baseline studies, a geotechnical assessment and mine planning and processing design.

In 2007, the Company decided not to proceed with a feasibility study and announced its intention to, instead, divest itself of the La Arena development project in northern Peru.  The process of selling La Arena began in the second half of 2007 and is expected to be completed in the second quarter of 2008.  This prompted renewed project regenerative activities, and three new projects were added to the Peruvian portfolio during the year.

3.	Non-Gold

3.1	Ferroniobium Production - Niobec Mine

i)	Property Description and Location

The Niobec underground mine is located on a 1,736-hectare property, comprised of two mining leases which have been renewed until 2015 and 43 claims, 15 kilometres northwest of Chicoutimi, in Simard Township, Québec. The Niobec property is held 100% by IMG-Qc, a wholly-owned subsidiary of the Company. All of IMG-Qc’s right, title and interest in the Niobec Mine remains hypothecated pursuant to the 2003 Credit Facility, in favor of the 2003 Financial Creditors.

The Niobec Mine is the only North American source of pyrochlore (the primary niobium ore) in operation and one of three major producers of niobium. Niobium is a greyish white metal which turns bluish when exposed to air for a long period of time. When polished, niobium resembles steel. Niobium is noted for its malleability, ductility and electrical conductivity. Niobium is characterized by its resistance to impacts, corrosion and high temperatures.

Niobium is mainly used in special alloys in the steel used in pipelines, the automobile industry and structures, as it enhances impact strength as well as wear and corrosion resistance. It is also used in the manufacturing of superconducting magnets, and in medical applications such as the design of artificial joints and pacemakers.

Discovered in 1801, it was not until 1874 that a Swedish scientist succeeded in isolating the niobium element for the first time. Although the International Union of Pure and Applied Chemistry adopted and confirmed the name “niobium” in 1950, this metal is sometimes called “columbium”. The Niobec Mine first produces a niobium pentoxide (Nb2O5) concentrate which is thereafter converted on site into standard grade ferroniobium (FeNb).

ii)	Accessibility, Local Resources and Infrastructure

The Niobec Mine is readily accessible by existing paved roads and benefit from available water supply and electric power supply sources.

The Niobec Mine facilities include a headframe, a pyrochlore-to-niobium pentoxide (Nb2O5) concentrator, a Concentrate-to-ferroniobium Converter and ancillary surface installations.

iii)	History

Prior to July 2, 2004, Cambior held a 50% interest in the mine on a joint venture basis with Sequoia Minerals Inc. (“Sequoia”), which held the other 50%. Mazarin Inc., Sequoia’s predecessor in interest, had purchased its 50% interest in the Niobec Mine from Teck Corporation (now Teck Cominco Limited) on March 2001. On July 2, 2004, Cambior acquired Sequoia through a merger transaction, thereby consolidating the ownership of the Niobec Mine. On November 8, 2006, the Company acquired Cambior (predecessor to IMG-Qc) pursuant to the Cambior Arrangement.

Commercial production of concentrates at the Niobec Mine began in 1976 and ferroniobium production followed from December 1994 onwards. The Niobec Mine has had an excellent history of mineral reserve renewal over 30 years of operation. It is currently producing approximately 9% of world consumption.

iv)	Geological Setting and Mineralization

The Niobec deposit is located in the southern portion of the Saint-Honoré carbonatite, which is mainly comprised of dolomitic carbonates in the centre and calcitic carbonates on the edges. The vertical lenses, which are irregularly shaped, are 10 to 80 metres wide and up to 300 metres long. The deposit is open at depth. The two niobium-bearing minerals are dispersed in the rock finely grained and rarely visible to the naked eye. DD is the only way to evaluate the economic content of the mineralized zones. The average grade is 0.63% Nb2O5. The mineral reserves are located in the four first mining blocks between 90 and 580 metres in depth, and the mineral resources mainly in the fifth block, below the 580 metres level. Mine workings are concentrated between levels 90 and 440 metres, operating simultaneously on three mining blocks.

v)	Drilling, Sampling and Analysis and Security of Samples

All drill collars are surveyed and logging and sampling of drill holes is done in accordance with industry standards. Mineralization is well disseminated and a majority of holes are sampled continuously from top to bottom of the hole, and samples are normally 3 metres in length. All assays are performed on site at the Niobec Mine laboratory and are assayed by fluorescence-X. Procedures and quality control at the laboratory are integrated with the mine’s ISO system. External assay checks are performed every year even if not at the same level than for gold mines. Grade is very regular at Niobec and the results from external labs confirm that the assays are highly reproducible.

vi)	Mineral Resource and Reserve

Information on mineral resources and reserves is provided in Section 5 below.

vii)	Mining Operations

The initial tailing ponds closed in 2005 and the second started operating in 2003. Both ponds are located close to infrastructures and cover 1.2 square kilometres. An ore stockpile is also located on the plant site covering between 7 and 20 operation days. The mining method used is blasthole stoping.

The pyrochlore concentrate produced at Niobec is transformed into ferroniobium grading 66% niobium using an aluminothermic process. Based on the current mineral reserves, the Niobec Mine is expected to continue in operation for 9 years. Sales and production in 2006 were higher than in 2005 as a result of expansion/optimization work performed in 2005 and 2006.

Hourly employees at the Niobec Mine are unionized and the collective agreement terminates on April 30, 2008. At year-end, the Niobec Mine employed approximately 286 individuals, including those employed by outside contractors.

viii)	Exploration and Development

In 2007, 12,288 metres of DD were completed at the mine. From this total, exploration and reserve development drilling represented 1,806 metres while definition drilling totaled 10,482 metres. All drilling is from underground drifts.

Since the acquisition, the Company invested $21.4 million on capital expenditures, mainly for a new hoist and headframe extension, underground infrastructure, equipment and deferred development.

For 2008, capital expenditures are estimated at $22.9 million, including $10.7 million primarily for a shaft deepening program.

ix)	Environment

The EMS for the Niobec Mine is certified under the ISO 14001 Standards effective 1998 and remains in compliance with the certification.

Niobec maintains the ISO 9001 and ISO 14001 certifications for its production processes and its EMS, since December 1995 and June 2002, respectively. The Niobec Mine has successfully passed the ISO 14001 recertification audit in December 2006.

Niobec received a warning letter from Environment Canada regarding exceedances of total suspended solids in mine water discharged from the site and for not giving notice of a change to the location of an effluent discharge point.  The presence of suspended solids arises from algae growth due to the processed ore containing low levels of phosphate minerals.  Additional sedimentation basins are planned for installation in 2008 to capture the suspended solids.  No environmental impact is anticipated as a consequence of the exceedance, and will be confirmed with the on-going aquatic environmental studies implemented at the operation.

A closure plan has been prepared and approved by the Québec Government. Reclamation of a tailings facility was completed in 2006. As at December 31, 2007, the recorded amount of estimated restoration and closure costs for the property was $1.6 million, representing the discounted amount.  The undiscounted amount of estimated restoration and closure costs for the property was $2.5 million.

x)	Taxation

The Company’s Canadian operations are subject to federal and provincial income taxes. Operations located in the Province of Québec are also subject to Québec mining duties at a statutory rate of 12%. Additional tax information is provided in Section 6.5 below.

3.2	Diamond Royalty – Diavik Project

IAMGOLD holds a 1% royalty (the “Lac de Gras Royalty”) in respect of diamond production from any claims staked by Dr. Christopher Jennings on his own behalf or on behalf of any person for whom Dr. Jennings acted as a consultant during the period from November 15, 1991 to November 15, 1992 in the Lac de Gras area of the Northwest Territories, Canada, between longitude 108 degrees and 112 degrees west and between latitude 64 degrees and 65 degrees north. During the relevant time period, Dr. Jennings was involved in staking certain claims (the “Lac de Gras Claims”) in the Mackenzie Mining District of the Northwest Territories and Nunavut which are subject to the Lac de Gras Royalty. The Lac de Gras Claims include the Diavik diamond property (the “Diavik Project”) in which Harry Winston Diamond Corporation (formerly Aber Diamond Corporation) (“HWDC”) owns a 40% interest and Diavik Diamond Mines Inc. (“DDM”), a wholly owned subsidiary of Rio Tinto plc, owns a 60% interest. Effective September 2003, Repadre (which subsequently merged with IAMGOLD) entered into a royalty agreement with HWDC and DDM formalizing the foregoing 1% royalty in respect of the Diavik Project.

The Lac de Gras Royalty was recorded at a carrying value of $32.2 million on the consolidated balance sheet of IAMGOLD as at December 31, 2007.

4.	Exploration

4.1	General

IAMGOLD’s Exploration Team entered 2007 with exploration projects located in twelve countries of Africa and the Americas following IAMGOLD’s acquisition of Cambior Inc. and Gallery Gold Limited in 2006. Throughout the year, the Exploration group has refocused and prioritized its efforts, and rationalized the portfolio of projects and programs where warranted. Four offices were closed as a consequence, providing a more balanced and strategic fit for the Company. Moving forward into 2008, the Company is concentrating on nine countries of South America and Africa, including the Guiana Shield of northern South America, which the Company sees as an important area for future growth.

Exploration spending totaled more than $46 million in 2007. Expenditures by region are shown in the table below:

($000s)	2007	2006	2005
Capitalized Exploration & Development Projects
South America
Ecuador-Quimsacocha	3,371	5,015	962
French Guiana-Camp Caiman	10,939	5	-
Peru-La Arena	3,156	491	-
Africa
Tanzania-Buckreef	5,511	4,144	-
Botswana	202	1,149	-
Total Capitalized	23,179	10,804	962

Expensed Exploration & Development Projects
South America	13,526	7,573	8,806
Africa	7,958	3,807	268
Canada	(229)	75	(73)
Australia	1,524	610	-
Opportunity fund for 2008	-	-	-
Total Expensed	22,779	12,065	9,001
Total Capitalized and Expensed	45,958	22,869	9,963

4.2	Capitalized Exploration and Development Projects

4.2.1	Africa - Botswana

The Company controls a large land package surrounding the Mupane mine operation, and a total of 12,693 metres of RC drilling was completed on six targets.  This work does not include the brownfields work carried out near the Mupane Mine. The Company’s exploration effort outside the Mupane lease area was discontinued at the end of 2007, and the Regional Exploration office closed. The Company successfully completed the sale of three large concession blocks in exchange for a retained royalty interest. At year-end, the Company was engaged in discussions with third parties concerning the possibility of additional exploration joint ventures.

4.2.2	South America - Ecuador

Work in Ecuador was directly entirely at IAMGOLD’s 100%-owned Quimsacocha project, located 40 km southwest of the city of Cuenca in southern Ecuador. Drilling resumed on the Loma Larga resource area, the Quimsacocha deposit, late in 2007 for purposes of metallurgical, geotechnical and geo-hydrological test work. Twenty-three DD holes, totaling 4,310 metres, were completed within the resource area during this campaign. Earlier in the year, two satellite target areas, Rio Falso Sur and Loma Tasqui, were drill-tested with a total of 9,742 metres of DD in thirty-six holes. In November, the Company agreed to relinquish 3,220 hectares of the Quimsacocha property position in cooperation with the Government’s request to protect a regional watershed. The relinquished lands represented about 25% of the Quimsacocha concession block and were located outside of the known resource area. Work is currently in progress on a scoping study and a pre-feasibility study is planned for June 2008. Community relations and public consultation programs are on-going and well advanced.

4.3	Greenfields Exploration and Development Expensed

4.3.1	Africa - Senegal

IAMGOLD maintains an exploration office in Dakar that serves as a Regional exploration office for West Africa. The Bambadji project, located in eastern Senegal near the international border with Mali, was joint-ventured with Randgold Resources Limited.  Elsewhere, the Company carried out a 10,680 metre RC and 2,389 metre DD program on the Boto Project, and more drilling is planned for 2008.

4.3.2	Africa - Tanzania

Work in Tanzania was directed almost entirely to exploration and evaluation of the Buckreef Project located in the Lake Victoria Goldfields of northern Tanzania. The Company controls more than 259 sq km at Buckreef, covering 40 km of strike of the Rwamagaza Greenstone belt. The Company continued with exploration and development work on the known resources and completed more than 32,700 metres in 325 RC drill holes and 1,896 metres in 26 DD in further evaluation of the known resources. In July, 2007, the Company announced an increase in the resource estimate for the Buckreef Project that incorporated the results of 37,734 metres of RC drilling and 1,876 metres of DD that had been completed over the preceding 11 months.

Portions of the belt have seen little modern exploration and are considered highly prospective for early stage exploration. To aid in the regional evaluation, more than

41,800 metres of AC drilling in 1,191 holes were completed in 2007 on ten regional targets. Follow-up exploration is planned for 2008 on two of the targets, together with additional early stage work.  In addition to Buckreef, the Company has interests in five large concession blocks elsewhere in the Lake Victoria Goldfields, including a minority interest in the Nyakafuru Joint Venture with Resolute Mining (Tanzania) Limited.  On February 27, 2008, the Company sold its 34% interest in the Nyakafuru joint venture to Resolute for $6.0 million in shares of Resolute Mining (Tanzania) Limited (“Resolute”) and a retained royalty of $10/oz on additional ounces discovered and attributable to the Company’s former interest capped at an amount of $3.75 million.

4.3.3	South America - Brazil

Exploration was directed at several early-stage exploration projects located principally in the southernmost State of Rio Grande do Sul, and in the historically important Minas Gerais mining district. Both projects will be drill-tested in 2008.  The Tocantins Joint Venture Project, located in central Brazil, is jointly held by IAMGOLD (55%) and Anglogold Ashanti (45%). The joint venture lands are currently under Option to joint venture with Australian-based Mundo Minerals Limited (Brazil).

4.3.4	South America - Peru

Late in 2007, the Company announced its intention to divest the La Arena development project in northern Peru. This prompted renewed project generative activities and three new projects were added to the Peruvian exploration portfolio during the year.

4.3.5	South America - French Guiana

Limited field surveys were carried out on IAMGOLD concessions located about 20-25 km southwest of the Camp Caiman development project. The field work, in conjunction with compilation and re-interpretation of earlier exploration results, was carried out in anticipation of drill programs planned for 2008. With the denial of final permits by the French Government, the 2008 program may be redesigned if warranted.

4.3.6	South America - Guyana

The Company’s field activities were directed principally at the Eagle Mountain project, located about 200 km south southwest of the coastal capital city of Georgetown. A DD program was implemented on a large gold anomalous trend last drill-tested in 1999, and that campaign will carry over into 2008. At year-end, 936 meters of DD in nine holes had been completed.  The Company continues to examine new opportunities in Guyana from an exploration office located in Georgetown.

4.3.7	South America - Suriname

In cooperation with Rosebel mine, the Company is engaged in a multi-year exploration effort on the Rosebel concession holdings.  Numerous large soil geochemistry surveys are on-going to evaluate the concessions and 3,100 metres of DD was completed on the Rosebel land position independent of the work described previously under Rosebel Gold Mine.

The Sara Creek project is situated in Brokopondo province about 80 km south southeast of Rosebel Gold Mine and 170 km south of the Capital of Paramaribo. The Company completed its earn-in obligations under an exploration option agreement and holds a 87.51% interest in the project.  The first drill-test of the area was successfully carried out with the completion of a 3,370 metre DD program.  The program is expected to continue into 2008 in conjunction with regional assessment of the 1,718 square km project area.

4.3.8	Canada - Quebec

The Val d’Or Regional exploration office was closed in mid-2007. The majority of the greenfields exploration portfolio was rationalized with the Company retaining a royalty or option for a future participation interest. Property positions were retained on the Company’s wholly-owned Rouyn-Merger, Porcupine and Gemini-Turgeon projects located in the Abitibi region of southern Quebec. A 924-metre DD hole program was completed at the end of the year on the Rouyn-Merger project. Future brownfield exploration in Quebec will be carried out from the Company’s mine sites.

The Company maintains an interest in numerous joint ventures and inactive royalty interests in Quebec. Some of the more important ventures are the Noranda Camp Project with Xstrata, together with partner Alexis Minerals; the Galinee project with Metco Resources; the Val-d’Or camp properties with Alexandria Minerals; and Superior Diamonds exploration efforts on the company’s Lesperance Project.

4.3.9	Australia - Perth Office

The Perth office was closed early in 2007. All corporate and exploration functions were relocated to the Company’s Corporate office in Toronto.

4.4	Outlook

The Company intends to search for new opportunities and pursue the discovery of new deposits in 2008.  The aggregate 2008 Greenfields and advanced Exploration and development expenditure is estimated at $51.2 million, with $22.8 million capitalized and $28.4 million expensed for programs and offices in nine countries in South America and Africa.

An estimated $32.8 million and $3.3 million is estimated to be incurred in capitalized and expensed, respectively, at the Company’s mines and for exploration and development expenditures exclusive of the Greenfields and advanced project budgets noted above. Capitalized expenditure estimates include underground development and drilling at the Doyon property, including the Westwood project; surface exploration and development at the Rosebel Gold Mine; and the Buckreef and Quimsacocha projects.

The Company finances exploration expenditures from internal cash resources. The Company also benefits from financial assistance from the Quebec government for some Quebec programs through the issuance of flow-through shares.

5.	Mineral Reserves and Resources

* * * * *

Except as indicated below, in the following table, reported mineral reserves and resources have been estimated by the Company’s technical personnel for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM “Standard on Mineral Resources and Reserves”), and available on its website at http://www.cim.org/mainEn.cfm. Mineral reserves and resources for the Sadiola, Yatela, Tarkwa, Damang and Mupane Gold Mines and the Buckreef Project have been estimated in accordance with or reconciled to the definitions for the Australian Code for Reporting of Mineral Resources and Ore Reserves. Mineral reserves and resources at Doyon, Mouska, Sleeping Giant, Rosebel, Camp Caiman, Quimsacocha, La Arena, Westwood and Grand Duc have been estimated in accordance with the Canadian National Instrument 43-101. Mineral reserves were estimated using a long-term gold price assumption of $600/oz in 2007, unless otherwise indicated. Mineral resources were estimated using a gold price assumption of $700/oz.  Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.

MINERAL RESERVES AND RESOURCES (1) (2) (3) (4)
December 31, 2007
GOLD OPERATIONS	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)	Attributable Contained Ounces
Tarkwa Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	147,400 152,200 299,600 138,500 191,000 51,100	1.3 1.2 1.3 1.5 1.3 2.4	6,154,000 6,054,000 12,208,000 6,440,000 8,122,000 3,879,000	(18.9%) 1,163,000 1,144,200 2,307,300 1,217,200 1,535,100 733,100
Damang Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	6,488 23,249 29,737 11,029 41,452 14,328	2.0 1.4 1.5 1.9 1.4 3.1	414,000 1,038,000 1,452,000 668,000 1, 806 ,000 1,408,000	(18.9%) 78,200 196,200 274,400 126,300 341,300 266,100
TOTAL (Tarkwa & Damang) Proven and Probable Reserves Measured and Indicated Resources Inferred Resources				2,581,700 3,219,900 999,200

(1)	Measured and Indicated Resources are inclusive of Proven and Probable Reserves.
(2)	In mining operations, Measured and Indicated Resources that are not Mineral Reserves and are considered uneconomic at the price used for reserves calculations.
(3)	Mineral Reserves have been estimated as at December 31, 2007 using a US $550/oz Au and Mineral Resources have been estimated as at December 31, 2007 using a US $715/oz Au.
(4)	Mineral Resources have been estimated in accordance with SAMREC.

MINERAL RESERVES AND RESOURCES (1) (2) (3)
December 31, 2007
GOLD OPERATIONS	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)	Attributable Contained Ounces
Rosebel (4) (9) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	34,878 49,683 84,562 113,465 144,005 1,789	1.2 1.3 1.3 1.1 1.0 1.5	1,384,000 2,019,000 3,403,000 4,166,000 4,553,000 83,000	(95%) 1,314,800 1,918,000 3,232,800 3,958,000 4,325,000 79,000
Mupane (9) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	2,982 200 3,182 7,037 3,424 104	2.4 3.2 2.4 2.2 2.2 2.3	226,000 21,000 324,100 493,000 246,000 8,000	(85-100%) 226,000 21,000 247,000 489,000 239,000 7,000
Sadiola (11) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	4,715 6,159 10,874 17,950 35,706 12,306	2.8 3.1 3.0 1.4 3.0 2.2	417,600 618,800 1,036,400 786,000 3,448,000 855,000	(38%) 158,700 235,100 393,800 298,700 1,310,200 324,900
Doyon Division (5) (9) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	426 78 504 1,164 2,451 3,515	9.6 8.0 9.3 6.4 4.7 5.1	131,000 20,000 151,000 239,000 368,000 576,000	(100%) 131,000 20,000 151,000 239,000 368,000 576,000
Sleeping Giant (6) (9) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	116 7 123 116 7 0	14.0 11.9 13.9 14.0 11.9 0.0	52,100 2,700 54,800 52,100 2,700 0	(100%) 52,100 2,700 54,800 52,100 2,700 0
Yatela (11) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	4,984 2,060 7,044 5,359 2,509 2,635	1.6 3.7 2.2 1.8 3.5 3.0	256,000 243,000 499,000 302,000 283,000 258,000	(40%) 102,400 97,200 199,600 120,800 113,200 103,200
Tanzania (17) Measured Resources Indicated Resources Inferred Resources	--- 7,657 16,135	--- 2.2 1.6	--- 534,200 827,000	(30-100%) --- 181,600 427,100

MINERAL RESERVES AND RESOURCES (1) (2) (3)
December 31, 2007
GOLD OPERATIONS	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)	Attributable Contained Ounces
Camp Caiman (7) (10) Probable Reserves Measured Resources Indicated Resources Inferred Resources	12,285 5,371 15,071 3,767	2.8 2.7 2.4 2.1	1,114,000 467,000 1,148,000 249,000	(100%) 1,114,000 467,000 1,148,000 249,000
La Arena (8) Measured Resources Indicated Resources Inferred Resources	26,000 113,700 9,890	0.5 0.4 0.3	443,400 1,554,000 89,900	(100%) 443,400 1,554,000 89,900
Buckreef (13) Measured Resources Indicated Resources Inferred Resources	3,066 12,887 10,872	2.7 1.8 2.4	265,000 734,000 833,000	(75-80%) 212,000 573,000 662,000
Westwood (12) (14) Inferred Resources	14,097	7.3	3,313,000	(100%) 3,313,000
Quimsacocha (16) Indicated Resources Inferred Resources	32,977 4,033	3.2 1.9	3,346,900 245,000	(100%) 3,346,900 245,000
Grand Duc (15) Indicated Resources Inferred Resources	150 249	1.3 1.4	6,300 11,500	(100%) 6,300 11,500
TOTAL (excl. Tarkwa & Damang) Proven and Probable Reserves Meas. and Indicated Resources Inferred Resources				5,393,000 19,447,900 6,087,600

(1)	Measured and Indicated Resources are inclusive of Proven and Probable Reserves.
(2)	In underground operations, Mineral Resources contain similar dilution and mining recovery as Mineral Reserves.
(3)
In mining operations, Measured and Indicated Resources that are not Mineral Reserves are considered uneconomic at the price used for reserves calculations but are deemed to have a reasonable prospect of economic extraction.

(4)	Effective November 8, 2006, the Company indirectly owned a 95% interest in the Rosebel Gold Mine.
(5)	Effective November 8, 2006, the Company indirectly owned 100% of the Doyon Division. Includes Mineral Reserves and Resources from the Doyon and Mouska Gold Mines.
(6)	Effective November 8, 2006, the Company indirectly owned 100% of the Sleeping Giant Gold Mine.
(7)	Effective November 8, 2006, the Company indirectly owned a 100% interest in the Camp Caiman Project.
(8)
Effective November 8, 2006, the Company indirectly owned 100% of La Arena Peru S.A. (formerly known as IAMGOLD Peru S.A.) which holds the La Arena Project. La Arena resources are confined within a pit shell based on US $550/oz Au and $1.50/lb Cu and have been estimated in accordance with NI 43-101.

(9)
Mineral Reserves have been estimated as at December 31, 2007 using a US $600/oz Au and Mineral Resources have been estimated as at December 31, 2007 using a US $700/oz Au and have been estimated in accordance with NI 43-101.

(10)	Mineral Reserves and Mineral Resources have been estimated as at Aug. 2005 using a US $425/oz Au and have been estimated in accordance with NI 43-101.
(11)
Mineral Reserves have been estimated as at December 31, 2007 using a US $600/oz Au and Mineral Resources have been estimated as at December 31, 2007 using a US $700/oz Au and have been estimated in accordance with JORC code.

(12)	Based on a 3 g/t cutoff.
(13)	Mineral Resources have been estimated as at July 2007 at a 1.0 g/t cutoff and have been estimated in accordance with JORC code.
(14)	Mineral Resources have been estimated as at December 31, 2007 using a US $600/oz Au and have been estimated in accordance with NI 43-101.
(15)	Mineral Resources have been estimated at US $500/oz Au and have been estimated in accordance with NI 43-101.
(16)	Mineral Resources have been estimated as at September 2006 using a US$500/oz Au and have been estimated in accordance with NI 43-101.
(17)	Mineral Resources have been estimated in accordance with JORC code.

MINERAL RESERVES AND RESOURCES Non-Gold Operations
December 31, 2007
NIOBIUM OPERATION	Tonnes	Grade Nb2O5	Contained tonnes (000)	Attributable contained tonnes (000)
	(000)	(%)	Nb2O5	Nb2O5
Niobec (100%) Proven Reserves	10,176	0.62	63.1	63.1
Probable Reserves	6,213	0.62	38.5	38.5
Measured Resources Indicated Resources Inferred resources	10,176 8,573 15,310	0.62 0.63 0.63	63.1 54.0 96.5	63.1 54.0 96.5
COPPER PROJECT	Tonnes	Grade Cu	Contained tons (short) (000)	Attributable contained tons (short) (000)
	(000)	(%)	(Cu)	(Cu)
La Arena (100%) Measured Resources Indicated Resources Inferred Resources	26,000 113,700 9,890	0.16 0.39 0.33	45,849 493,413 35,534	45,849 493,413 35,534

The Company’s reserve estimate is comprised of in-place material, i.e. contained ounces of gold and contained tons (short) of copper; metallurgical recovery factors must be taken into account in order to assess and quantify the recoverable material.

There are numerous parameters inherent in estimating proven and probable mineral reserves, including many factors beyond the Company’s control. The estimation of reserves is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.

The qualified persons responsible for the mineral resource and reserve estimates for each of the Company’s mine and project, accordingly, are as follows:

Mines	Location	Name	Title
Doyon	Québec, Canada	P. Simard	Chief of the Geology Department
		F. Girard	Chief Engineer

Mouska	Québec, Canada	P. Lévesque	Chief of the Geology Department
		E. Williams	Chief Engineer

Sleeping Giant	Québec, Canada	E. Tremblay	Mine Manager
		R. Asselin	Chief of the Geology Department

Mupane	Botswana	N. Chouinard E. Belzile*	Manager – Engineering Manager- Mining Geology

Tarkwa	Ghana	G. Chapman	Manager, Mine Planning and Resources Management, with Gold Fields Ghana Limited

Damang	Ghana	M. Brewster	Minerals Resources Manager with Abosso GoldFields Limited

Sadiola	Mali	K. Bartsch	Senior LT Planning Manager (Anglo Gold)
		S. Robins	Geology Manager with SEMOS

Yatela	Mali	K. Bartsch	Senior LT Planning Manager (Anglo Gold)
		S. Robins	Geology Manager with SEMOS

Rosebel	Suriname	G. Voicu	Geology Superintendent
		P. Pecek	Senior Mine Engineer

Projects

Buckreef	Tanzania	N. Johnson	Consulting Geologist - Hellman & Schofield Associates
		F. Clouston	Manager Project Evaluations

Camp Caiman	French Guiana	F. Clouston	Manager Project Evaluation
		E. Belzile*	Manager Mining Geology

Quimsacocha	Ecuador	F. Clouston	Manager - Project Evaluation

La Arena	Peru	F. Clouston	Manager - Project Evaluation
		R. Marchand*	General Manager, Business Development

Westwood	Québec, Canada	E. Belzile*	Manager - Mining Geology

Various	Tanzania	K. Bischoff	Project Manager – Exploration
		Richard Bray	Resource Geologist with Resolute Mining Ltd.

Industrial Minerals

Niobec	Québec, Canada	D. Villeneuve S. Thivierge	Chief of the Geology Department Engineering Superintendent

*	Mr. Marchand left the Company during the second quarter of 2007 and Mr. Belzile left the Company during the first quarter of 2008.

Estimation Procedures

For each of the projects and properties it operates, the Company has established rigorous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources. For each mine and project of the Company, the relevant qualified persons verified the data disclosed, including samplings, analytical and test data underlying the information contained herein. Quality control falls under the responsibility of Elzéar Belzile, P. Eng., IAMGOLD’s Manager, Mining Geology, or Francis Clouston, P. Eng., IAMGOLD’s Manager, Project Evaluations, who are “qualified persons” for the purposes of NI 43-101.

In calculating mineral reserves, cut-off grades are established using the Company’s long-term gold price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The nature of mining activities is such that the extraction of ore from a mine reduces reserves. In order to renew reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling at depth and laterally.

The Company’s attributable share of reserves for gold operations, excluding Tarkwa and Damang at December 31, 2007, was 5.4 million ounces. A sensitivity analysis on the price of gold used to calculate the mineral reserves would impact attributable ounces as follows: a 10% increase in the gold price would increase the Company’s attributable share of ounces by roughly 4% and, a 10% decrease in the gold price would decrease the Company’s attributable share of ounces by roughly 11%.

The Company’s attributable share of reserves for the Tarkwa and Damang gold operations at December 31, 2007 was 2.6 million ounces. A sensitivity analysis on the price of gold used to calculate the mineral reserves would impact attributable ounces as follows: a 10% increase in the gold price would increase the Company’s attributable share of ounces by roughly 7% and, a 10% decrease in the gold price would decrease the Company’s attributable share of ounces by roughly 8%.

6.	Other Aspects of the Business

6.1	Marketing of Production

The gold market is relatively deep and liquid, with the price of gold generally quoted in US dollars. The demand for gold is primarily for jewellery fabrication purposes and bullion investment. Gold is traded on a world-wide basis. Fabricated gold has a variety of uses, including jewellery (which accounts for 80% of fabricated demand), electronics, dentistry, decorations, medals and official coins. Central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

The use of gold as a store of value (the tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crisis) and the large quantities of gold held for this purpose in relation to annual mine production, has meant that historically the potential total supply of gold has been far greater than demand. Thus, while current supply and demand plays some part in determining the price of gold, this does not occur to the same extent as for other commodities. Gold prices have, in addition, been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks and global or regional political and economic crises. In times of inflation and currency devaluation, gold was often seen as a refuge, which increased purchases of gold and thereby supported its market price.

Most of the Company’s revenue and earnings are generated predominantly from the sale of gold. The gold price fluctuates continually due to factors beyond IAMGOLD’s control.

The following table indicates fluctuations in the gold price in US dollars per troy ounce based on the London PM Fix on the London Bullion Market for the periods indicated:

Year Ended December 31,
	2007	2006	2005	2004	2003
High	$841	$725	$537	$454	$416
Low	$608	$525	$411	$375	$320
Average	$695	$604	$444	$409	$363

Also, since revenue from sales of gold and ferroniobium are received in US dollars while a significant portion of operating and other expenses are incurred in other currencies, including Canadian dollars, the value of the Canadian dollar and other currencies relative to the US dollar has a direct impact on the Company’s profit margin.

The following table illustrates fluctuations in the exchange rates for US dollars expressed in Canadian dollars for the last five calendar years, as established for customs purposes by the Bank of Canada.

Year Ended December 31,
$C/$	2007	2006	2005	2004	2003
High	1.1853	1.1726	1.2704	1.3968	1.5747
Low	0.9170	1.0990	1.1507	1.1774	1.2924
Average	1.0748	1.1341	1.2116	1.3015	1.4015
End of Period	0.9913	1.1654	1.1630	1.2020	1.2965

6.2	Government Regulation

The Canadian mining industry has evolved with federal and state or provincial legislation governing the exploration, mining, processing and marketing of minerals. This legislation governs the acquisition and ownership of mining rights, mining duties and income taxes, labour, health and safety standards, exports and other related matters.

The North American mining industry is also subject to federal and state or provincial environmental protection legislation. This legislation imposes high standards in order to reduce or eliminate the effects of waste generated by ore mining and processing operations. Consequently, the construction and commercial operation of a mine necessarily entails compliance with applicable environmental legislation and the obtaining of permits for the use of land and water or other similar authorizations from various government bodies. Each mining company is under a strict obligation to comply with all applicable environmental laws.

Failure to comply with this legislation may lead to the issuance of orders suspending or curtailing operations or requiring the installation of additional equipment. IAMGOLD could be required to indemnify private parties suffering losses or damages arising from its mining activities and could be assessed fines if found guilty of penal infractions under the terms of such legislation.

In the Guiana Shield, RGM must comply, in the course of its operations, with a range of Surinamese laws similar in their effects to legislation to which IAMGOLD is subject in Canada. However, with respect to the Rosebel Gold Mine, the Mineral Agreement executed on April 7, 1994, provides exceptions to applicable Surinamese legislation in favour of RGM and its shareholders in certain instances, among which figure an alleviated tax system and, in certain cases, provisions for legislative stability. This mineral agreement provides a comprehensive legal framework that applies to the specific activities of the Rosebel Gold Mine.

The Company commissioned an environmental impact assessment for the Rosebel Gold Mine which was filed with, and approved by, the Surinamese Government in 2002 along with an updated feasibility study.

Elsewhere in South America and Africa, the Company must comply with various mining and environmental laws in force in such countries, which laws are generally similar in effect to comparable laws in North American jurisdictions.

The Company believes that it is in substantial compliance with all material current legislation, regulations and administrative standards applicable to its activities.

6.3	Environment

The Company’s challenge is to integrate its economic activities with environmental integrity, social concerns and effective governance, the four pillars of sustainable mining.

With respect to environmental stewardship, IAMGOLD will focus activities to understand the interaction between activities and the environment, and seek ways to protect the environment and maximize sustainable development.

None of the environmental measures taken by the Company should impact negatively on its competitive position, as the whole of the North American mining industry is subject to substantially similar regulatory standards. The medium and long-term financial impact of these standards lies in the cost of mine site restoration during mining and once mining activities have ceased. The Company annually reviews its provision for environmental obligations, and no material adverse effect on earnings is expected in the future. IAMGOLD believes that its operations are substantially in compliance with all relevant and material laws and regulations, as well as standards and guidelines issued from the relevant regulatory authorities.

The estimates for restoration and closure costs are prepared by knowledgeable individuals and are subject to review and approval by government authorities. Site closure costs are charged against a provision accumulated during the production phase.  These obligations are currently estimated as follows:

	Discounted (in millions of $)		Undiscounted (in millions of $)
Doyon Division	34.2		78.6
Sleeping Giant Gold Mine	4.1		4.2
Mupane Gold Mine	4.9		5.8
Tarkwa Gold Mine	3.7	*	4.7	*
Damang Gold Mine	0.6	*	0.7	*
Sadiola Gold Mine	9.5	*	11.1	*
Yatela Gold Mine	7.4	*	8.5	*
Rosebel Gold Mine	17.2		30.6
Niobec Mine	1.6		2.5
Other Sites	6.3		6.8
*	Proportionate share based on ownership as at December 31, 2007.

6.4	Community Relations

As part of its strategy, the Company plays an active role in the communities in which it operates. The positive economic impacts of mining operations are often more noticeable in emerging countries. Therefore, in such countries, the Company implements development programs, which can be sustained beyond the mine life, to assist in improving the quality of life for those residents neighbouring the operations and projects. The Company has also established community outreach programs to interact with stakeholders with respect to its activities and their impact on the local communities. Community support for mining operations is viewed as a key ingredient for a successful mining venture.

6.5	Taxes

IAMGOLD is subject to federal income tax in Canada on its worldwide earnings, although earnings of the Company’s foreign subsidiaries are not generally subject to Canadian tax until repatriated to Canada. Some of the foreign subsidiaries operate in countries which have concluded a tax treaty with Canada and, as a consequence, active business income earned in those countries would be exempt from Canadian taxes when repatriated to Canada. However, earnings of foreign subsidiaries operating in other countries could attract Canadian taxes depending on the tax rate in the relevant foreign country. The Company’s Canadian operations are also subject to provincial income tax. The statutory combined corporate tax rate is approximately 36%. The Company is also subject to Québec mining duties at a statutory rate of 12%.

6.6	Mining Development and Construction

In 2007, the Company created a Project Development department, consisting of three in-house divisions to support the existing operations on specific technical issues, extraordinary capital expenditures, expansions, and the advancement of projects. The goal consists of optimizing performance of each division’s activities with a view to achieving greater effectiveness in terms of costs and schedule.

The objective of the Technical Services Division is to provide technical assistance to mines operated by the Company on specific projects and to conduct technical studies.

The objective of the Camroc Mining Development Division is to form and manage specialized teams performing mining development works at various mines or projects, in accordance with corporate priorities.

The objective of the Engineering and Construction Division is to form and manage teams of professionals and technicians specialized in engineering and planning, implementing and supervising construction activities of mine facilities and infrastructure.

6.7	Intellectual Property

Operations of the Company are not dependent upon or subject to patents or intellectual property licenses or rights.

6.8	Competition

6.8.1	Gold Market

The Company is in competition with other mining companies for the acquisition of interests in precious metal mining properties. In the pursuit of such acquisition opportunities, IAMGOLD competes with several Canadian and foreign companies that may have substantially greater financial and other resources. Although IAMGOLD has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

6.8.2	Niobium Market

The Niobec Mine is currently the only ferroniobium producer in North America. The Company competes on a worldwide basis against two other producers, both located in Brazil, for the sale of the mine’s production. Companhia Brasilera de Metalurgia e Mineraçâo (“CBMM”) is the world’s largest producer of ferroniobium with an estimated market share in the range of 82%. Mineraçâo Catalâo, a member of the Anglo-American plc group, holds a market share similar to the Company’s, which is estimated at approximately 9% of worldwide supply.

Niobium demand has increased significantly over the past four years due to a general increase in the use of niobium driven by the production of higher quality steels and of pipeline steels, and by an increase in steel production in China. Its price has also increased significantly since the latter part of 2006. The Company’s competitiveness in certain markets may be impacted by tariffs and duties imposed by governments. Nevertheless, steady market and limited supply growth has enabled the Company to expand production and increase sales.

6.9	Sale of Production

The Company’s revenues are generated predominately from the sale of gold (more than 85% of total 2006 revenues on a consolidated basis). The gold price is subject to fluctuations resulting from factors beyond the Company’s control. These factors include general price inflation, changes in investment trends and international monetary systems, political events and changes in gold supply and demand on the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. In 1999, the gold market felt the effects of gold reserve sales by some central banks as well as the effects of the announcement at the end of September 1999 by European central banks of a self-imposed annual limit on gold sales (the “Washington Agreement”). In 2004, the group of 15 signatories to the Washington Agreement renewed this agreement for a period of five years, with additional participants joining the original group of signatories. The renewal should provide for continued stability in the marketplace.

Gallery Gold, a wholly-owned subsidiary of the Company, and Cambior, predecessor to IMG-Qc, used in the past various instruments to reduce the volatility of their revenues and secure the cash flows from their operating mines. Said outstanding instruments impact on the price that the Company realizes on the sale of gold.

From the commencement of commercial production until the end of 1994, production from the Niobec Mine was sold in the form of concentrates to firms in Europe, India, Japan and the United States for conversion into ferroniobium and distribution in their respective markets. Commercial production of ferroniobium at the mine site commenced in December 1994 following the construction of a plant to convert niobium pentoxide concentrates into ferroniobium grading 66% niobium using an aluminothermic process. Ferroniobium produced at the Niobec Mine is currently distributed, directly or through a distributor or an agent, mainly in North America, Europe and Asia.

A significant part of the annual production from the Niobec Mine is sold under the terms of commercial contracts with third party purchasers. However, these purchasers are not bound to purchase and take delivery of all of Niobec’s production under the terms of these contracts and there can be no assurance that these contracts will be renewed upon their expiry or that the Company will be able to enter into agreements with other purchasers in the event that the existing contracts are not renewed.

6.10	Employee Relations

All of the Company’s current Canadian operations are unionized. The Company’s operations may be affected by legal and illegal work stoppages.  In 2007, the Company successfully negotiated new collective agreements at Rosebel Gold Mine, Mupane Gold Mine, Sleeping Giant Mine and Mouska Mine.

The Company considers that it has good relations with its employees and unions. It offers a competitive compensation program, a secure and challenging working environment, and an open dialogue.

As at December 31, 2007, the Company employed approximately 2,750 individuals and approximately 700 contractor-employees.

7.	Dividends

The following table outlines the dividends declared per common share of the Company (“Common Share”) for the Company’s Common Shares for the three most recently completed financial years:

	2007	2006	2005
Dividend per Common Share (C$/share)	$0.06	$0.07	$0.07

IAMGOLD maintains a dividend policy with the timing, payment and amount of dividends paid by IAMGOLD to shareholders to be determined by the directors of IAMGOLD from time to time based upon, among other things, the cash flow, results of operations and financial condition of IAMGOLD, the need for funds to finance ongoing operations and development, exploration and capital projects and such other business considerations as the directors of IAMGOLD may consider relevant.

8.	Litigation

Reference is made to note 27(g) of the Company’s audited consolidated financial statements for its financial year ended December 31, 2007, on page 80 of the Company’s 2007 Annual Report, for information on this matter.

Item IV	Description of Capital Structure

The Company is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of Common Shares, of which 295,535,529 Common Shares and no First Preference Shares or Second Preference Shares were issued and outstanding as at March 25, 2008.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of the Company and the remaining property of the Company upon dissolution.

Item V	Market for Securities

The Common Shares of the Company are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “IMG”, on the New York Stock Exchange under the symbol “IAG” and on the Botswana Stock Exchange.

The following table sets forth the market price range, in Canadian dollars, and the trading volume of the Common Shares on the TSX for each month during the year ended December 31, 2007.

	High	Low	Close	Volume
	(C$)	(C$)	(C$)	(millions)
January	10.57	9.50	10.32	40.1
February	10.90	9.50	9.77	38.9
March	9.82	8.55	8.91	33.2
April	9.60	8.42	9.00	28.2
May	9.03	7.15	7.80	44.7
June	8.64	7.50	8.20	36.2
July	9.29	8.01	8.80	38.0
August	9.75	6.81	7.03	40.8
September	9.08	7.04	8.65	44.3
October	8.83	7.65	8.28	40.0
November	9.65	8.03	8.61	49.8
December	8.95	7.75	8.09	26.3

The following tables set forth the market price range, in Canadian dollars, and trading volume of the Company’s warrants on the TSX, for each month, since their listing, of the year ended December 31, 2007.

Warrants – TSX		C $ per Warrant
	High	Low	Close	Volume
January	1.69	1.35	1.60	656,378
February	1.65	1.39	1.48	877,982
March	1.48	1.08	1.26	782,340
April	1.33	1.04	1.15	692,471
May	1.16	0.76	0.90	499,363
June	1.03	0.68	0.90	327,491
July	1.13	0.86	1.05	480,240
August	1.09	0.41	0.66	669,030
September	1.10	0.61	1.04	734,420
October	1.02	.075	0.90	602,665
November	1.04	.079	0.83	985,300
December	0.85	.054	0.70	379,100
Year	1.69	.041	0.70	7,686,780

Item VI	Directors and Officers

1.	Directors

As of the date hereof, the list of IAMGOLD’s directors is as follows:

Name, Province and Country of Residence	Principal Occupation	Director Since
WILLIAM D. PUGLIESE (1) (3) Aurora, Ontario, Canada	Chairman of the Company	1990
DEREK BULLOCK (1) Bobcaygeon, Ontario, Canada	Mining Consultant	1994
JOHN E. CALDWELL (2) Toronto, Ontario, Canada	President and Chief Executive Officer of SMTC Corporation Limited (electronics manufacturing service provider)	2006
DONALD K. CHARTER (1) (3) Etobicoke, Ontario, Canada	Corporate Director and President, 3Cs Corporation (private company)	2003

JOSEPH F. CONWAY Toronto, Ontario, Canada	President and Chief Executive Officer of the Company	2003
W. ROBERT DENGLER (4) Aurora, Ontario, Canada	Corporate Director	2005
GUY G. DUFRESNE (4) Boucherville, Québec, Canada	Engineer and Corporate Director	2006
JEAN-ANDRÉ ÉLIE (2) Town of Mount Royal, Québec, Canada	Lawyer and Corporate Director	2006
STEPHEN FREEDHOFF (2) Toronto, Ontario, Canada	Chartered Accountant, Self-Employed Consultant	2005
PETER C. JONES (3) (4) Toronto, Ontario, Canada	Management Consultant and Corporate Director	2006
MAHENDRA NAIK (2) Markham, Ontario, Canada	Chartered Accountant and Chief Financial Officer of Fundeco Inc. (private investment company)	2000
JOHN SHAW (4) Sydney, New South Wales, Australia	Geological Engineer and Corporate Director	2006
(1)Member of the Corporate Governance Committee (2)Member of the Audit Committee (3)Member of the Compensation Committee (4)Member of the Environmental, Health and Safety Committee

All of the above-mentioned directors have held their current positions or another position with their current employer or a company related thereto during the last five years, with the following exceptions. Mr. Pugliese who, prior to January 2003, was Chief Executive Officer of IAMGOLD; Mr. Caldwell who, from 2001 to 2002, was a consultant with Geac Computer Corporation Limited (a software company); Mr. Charter, who prior to December 2005 was an Executive Vice President of Dundee Corporation and Dundee Wealth Management Inc., and the Chairman, President and Chief Executive Officer of Dundee Securities Corporation and Dundee Private Investors (financial services companies); Mr. Conway who, prior to January 2003, was President and Chief Executive Officer of Repadre Capital Corporation, a mining company; Mr. Dufresne who prior to November 2006, was President and Chief Executive Officer of Québec Cartier Mining Company (iron ore extraction and manufacturing company); Mr. Élie who, from 1998 to 2002, was managing director of a Canadian bank wholly-owned by Société Générale (France); and Mr. Jones who, prior to his retirement in November 2006, was President and Chief Operating Officer of Inco Limited (a metals and mining company).

Each director will, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

2.	Executive Officers

The current list of Company officers is as follows:

Name, Province and Country of Residence	Occupation	Officer Since
JOSEPH F. CONWAY* Toronto, Ontario, Canada	President and CEO	2003
CAROL BANDUCCI Mississauga, Ontario, Canada	Chief Financial Officer	2007
MICHAEL DONNELLY Oakville, Ontario, Canada	Senior Vice President, Exploration	2007
ROSS GALLINGER Oakville, Ontario, Canada	Senior Vice President, Health, Safety and Sustainability	2006
JOHN McCOMBE Toronto, Ontario, Canada	Senior Vice President, Africa	2005
DENIS MIVILLE-DESCHÊNES* Candiac, Québec, Canada	Senior Vice President, Project Development	2006
PAUL B. OLMSTED* Mississauga, Ontario, Canada	Senior Vice President, Corporate Development	2003
LARRY E. PHILLIPS Toronto, Ontario, Canada	Senior Vice President, Corporate Affairs and Corporate Secretary	1990
P. GORDON STOTHART Oakville, Ontario, Canada	Chief Operating Officer	2007
JANET WILKINSON Toronto, Ontario, Canada	Senior Vice President, Human Resources	2006
LINCOLN GREENIDGE Pickering, Ontario, Canada	Corporate Controller	2007
*	Prior to joining the Company, the individual was an officer or held another management position with a company acquired by IAMGOLD.

All of the executive officers of the Company have held their current positions or another management position with the Company or one of its affiliates during the last five years, with the following exceptions: Mr. Donnelly who, prior to November 2006, was General Manager Copper Exploration Latin America for Falconbridge Limited (a mining company) and from November 2001 to July 2003 was General Manager Exploration Southern Hemisphere for Noranda Inc. (a mining company); Mr. Gallinger who, prior to May 2006, was Vice President, Sustainability of Placer Dome Canada (a mining company), and, prior to May 2004, was Manager, Environment of BHP Billiton, Base Metals Division (a mining company); Mr. McCombe who, prior to September 2005, was Vice President, Operations of Breakwater Resources Ltd. (a mining company); and Mrs. Wilkinson who, prior to December 2006 was Director, Employee and Labour Relations at Falconbridge Limited (a mining company).

3.	Shareholdings of Directors and Officers

As at March 25, 2008, directors and executive officers of IAMGOLD as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 8 million Common Shares or 2.7% of all issued and outstanding Common Shares of IAMGOLD.

4.	Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director or officer of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while acting in such capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following: (i) Mr. Caldwell joined the Mosaic Group Inc. in October 2002 and was serving as a director thereof when, in December 2002, it filed for protection under the Companies’ Creditors Arrangements Act (the “CCAA”). Mr. Caldwell ceased being a director of the Mosaic Group in September 2003; Mr. Caldwell was a director of Stelco Inc. when, in January 2004, it obtained a court order under the CCAA to initiate the restructuring of its debt obligations and capital structure. Stelco Inc. emerged from CCAA on March 31, 2006. Mr. Caldwell was a director of Stelco Inc. from 1997 until March 31, 2006.

Personal Bankruptcies

To the knowledge of the Company, no director or officer of the Company has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties and Sanctions

To the best of management’s knowledge, no penalties or sanctions have been imposed on a director or executive officer of the Company in relation to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflict of Interest

To the best of management’s knowledge, there is no existing or potential material conflict of interest between the Company or any of its subsidiaries and any director or officer of the Company or a subsidiary of the Company.

Item VII	Audit Committee

1.	Composition and Relevant Education and Experience of Members

The directors of the Company have an audit committee (the “Audit Committee”) which consists of Messrs. John Caldwell (Chairman), Jean-André Élie, Stephen Freedhoff and Mahendra Naik. The directors of the Company have determined that all members of the Audit Committee are “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 Audit Committees and the US Sarbanes-Oxley Act of 2002. The directors of the Company have also determined that Mr. Freedhoff is an “Audit Committee Financial Expert” within the meaning of the US Sarbanes-Oxley Act of 2002. The designation of Mr. Freedhoff as an “Audit Committee Financial Expert” does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Audit Committee and the Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee.

Name	Relevant Education and Experience

John E. Caldwell (Chairman)
Mr. Caldwell is a Chartered Accountant and holds a Bachelor of Commerce degree from Carleton University, Ontario. He has over 20 years experience as a senior executive of various publicly held companies.  Mr. Caldwell has obtained significant experience in analyzing and evaluating financial statements as well as exposure to accounting and financial matters as President and Chief Executive Officer of SMTC Corporation (a global provider of advanced electronic manufacturing services) since 2003, as President and Chief Executive Officer of CAE Inc. (a flight simulation and training services company) for over 6 years, as Chief Financial Officer of CAE Inc. for 4 years and 12 years in various senior financial positions at a consumer products company.
Mr. Caldwell has acquired through his education and experience, an understanding of accounting principles used by the Company to prepare its financial statements and the implications of said accounting principles on the Company’s results, as well as an understanding of internal controls and procedures for financial reporting. Mr. Caldwell is also a member of the audit committee of a number of publicly traded companies.

Jean-André Élie
Mr. Élie holds a law degree from McGill University and an MBA from the University of Western Ontario.  He has over 35 years experience as a senior executive in the pulp and paper and energy industries as well as with securities and accounting firms.  Mr. Élie has obtained significant experience in analyzing and evaluating financial statements as well as exposure to accounting and financial matters as an officer of both medium and large sized companies.  Since his retirement in 2002, he serves on the boards of public and private companies.  Mr. Élie is a member of the Quebec Bar Association of Quebec.
Mr. Élie has acquired through his education and experience an understanding of the accounting principles used by the Company to prepare its financial statements and the implications of said accounting principles on the Company’s results as well as an understanding of internal controls and procedures for financial reporting.  Mr. Élie is also a member of the audit committee of a number of privately held companies.

Stephen Freedhoff
Mr. Freedhoff is a Chartered Accountant and a Certified Financial Planner. He holds a Bachelor of Commerce from the University of Toronto. Mr. Freedhoff was a partner of a national Canadian accounting firm for 30 years and has extensive experience with public company financial reporting. As a Chartered Accountant, Mr. Freedhoff has experience in preparing, auditing, analyzing and evaluating financial statements, understands internal controls and procedures for financial reporting and understands the accounting principles used by the Company to prepare its financial statements as well as the implications of said accounting principles on the Company’s results. Mr. Freedhoff is also a member of the audit committee of other publicly traded companies.

Mahendra Naik
Mr. Naik is a Chartered Accountant with mining and investment industry experience. He holds a Bachelor of Commerce degree from the University of Toronto. He practiced as a Chartered Accountant for nine years with a major Canadian accounting firm. As a Chartered Accountant, Mr. Naik has experience in preparing, auditing, analyzing and evaluating financial statements, understands internal controls and procedures for financial reporting and understands the accounting principles used by the Company to prepare its financial statements as well as the implications of said accounting principles on the Company’s results. He is also the Audit Committee Chairman for a TSX listed base-metals company and number of private companies.

2.	Mandate of the Audit Committee

The general mandate of the Audit Committee is to review and, if deemed appropriate, recommend the approval of the Company’s annual and quarterly financial statements to the Board of Directors, and more particularly to review the Company's financial reporting process, internal control system, management of financial risks and the audit process of financial information.

This committee reviews the general policies submitted by the Company's management in connection with financial reporting and internal control and deals with all matters relating thereto. Based on its review, this committee makes recommendations to the Board of Directors. Finally, the committee ensures that the external auditors are independent vis-à-vis management of the Company and makes its recommendations regarding their nomination for the ensuing year. The charter of the Audit Committee is attached hereto as Schedule A.

3.	Policies and Procedures for the Engagement of Audit and Non-Audit Services

The Audit Committee has adopted a policy to pre-approve permitted non-audit services to be performed by the Company’s external auditors. This policy delegates to the Chairman of the Audit Committee the power to authorize, upon request from management, the external auditors to perform services that are not Prohibited Services and for which fees are estimated not to exceed C$25,000. Management must report to the Audit Committee on a quarterly basis on the non-auditing services performed by the external auditors, at which time the Audit Committee ensures that the provision of such work is compatible with maintaining the external auditors’ independence.

4.	External Auditor Service Fees

External Auditor Service Fees

The aggregate fees billed by the Company's external auditor in each of the last two fiscal years for audit services were $1,210,000 in 2007 and $973,900 in 2006.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company's external auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not disclosed in the above paragraph were nil in 2007 and $145,900 in 2006.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company's external auditor for tax compliance, tax advice, and tax planning were $30,000 in 2007 and $20,800 in 2006. The nature of the services comprising these fees was advice regarding compliance and general tax matters.

Sample Chart for the above fee disclosure

The aggregate fees billed by the external auditor of the Company in each of the last two financial years of the Company are as follows:

	2007	2006
Audit Fees(1)	1,210,000	973,900
Audit-related fees(2)	Nil	145,900
Tax fees(3)	30,000	20,800
Total	1,240,000	1,140,600
(1)	"Audit fees" include the aggregate professional fees paid to KPMG LLP for the audit of the annual consolidated financial statements and other regulatory audits and filings.
(2)	"Audit related fees" include the aggregate fees paid to KPMG LLP, for the provision of technical, accounting and financial reporting advice services.
(3)	"Tax fees" include the aggregate fees paid to KPMG LLP for the provision of corporate tax compliance, tax planning and other tax related services.

Item VIII	Interest of Management and Others in Material Transactions

Within the three most recently completed financial years and during the current 2008 fiscal year to date, none of the directors or executive officers of the Company or associates or affiliates of any such individuals has, to the best of the Company’s knowledge, any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company and its subsidiaries.

Item IX	Transfer Agent and Registrar

The Company’s transfer agent and registrar is:
Computershare Trust Company of Canada
100 University Ave.
9th Floor, North Tower
Toronto, Ontario M5J 2Y1
Canada

Item X	Material Contracts

There are no other contracts, other than those herein disclosed in this Annual Information Form and other than those entered into in the ordinary course of the Company’s business, that is material to the Company and which was entered into in the most recently completed fiscal year or before the most recently completed financial year but is still in effect as of the date of this Annual Information Form.

Item XI	Interests of Experts

1.	Names of Experts

The following persons and companies have prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made by the Company under National Instrument 51-102 during, or relating, to the financial year of the Company ended December 31, 2007.

KPMG LLP, Chartered Accountants

The qualified persons whose names are set forth under Section 2 of Item III above being: Marcus Tomkinson, Linton Putland, Paul M. Johnson, Patrick Godin, Wayne W. Valliant, William E. Roscoe and David A. Ross.

To the knowledge of the Company, after reasonable enquiry, each of the foregoing persons and companies, except for KPMG LLP, beneficially owns, directly, or indirectly, or exercises control or direction over less than one per cent of the outstanding Common Shares.

KPMG LLP are the Company’s external auditors and have reported to the shareholders on the Company’s consolidated financial statements for the year ended December 31, 2007 in their report dated March 27, 2008.  In connection with their audit, KPMG LLP has confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

2.	Interests of Experts

To the best of management’s knowledge, the experts named above did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports.

Item XII	Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com. Information, including directors’ and officers’ remuneration, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular pertaining to its Annual General Meeting of Shareholders, scheduled for May 15, 2008, which will involve the election of directors. Additional information is also provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2007.

IAMGOLD CORPORATION

AUDIT COMMITTEE CHARTER

1.	Overall Purpose and Objectives

The audit committee (the "Committee") will assist the directors (the "Directors") of IAMGOLD Corporation (the "Corporation") in fulfilling their responsibilities under applicable legal and regulatory requirements.  To the extent considered appropriate by the Committee or as required by applicable legal or regulatory requirements, the Committee will review the financial reporting process of the Corporation, the system of internal controls and management of the financial risks of the Corporation and the audit process of the financial information of the Corporation.  In fulfilling its responsibilities, the Committee should maintain an effective working relationship with the Directors, management of the Corporation and the external auditor of the Corporation as well as monitor the independence of the external auditor.

2.	Authority

(a)	The Committee shall have the authority to:

(i)	engage independent counsel and other advisors as the Committee determines necessary to carry out its duties;

(ii)	set and pay the compensation for any advisors employed by the Committee;

(iii)	communicate directly with the internal and external auditor of the Corporation and require that the external auditor of the Corporation report directly to the Committee; and

(iv)	seek any information considered appropriate by the Committee from any employee of the Corporation.

(b)
The Committee shall have unrestricted and unfettered access to all personnel and documents of the Corporation and shall be provided with the resources reasonably necessary to fulfill its responsibilities.

3.	Membership and Organization

(a)
The Committee will be composed of at least three members.  The members of the Committee shall be appointed by the Directors to serve one-year terms and shall be permitted to serve an unlimited number of consecutive terms.  Every member of the Committee must be a Director who is independent and financially literate to the extent required by (and subject to the exemptions and other provisions set out in) applicable laws, rules and regulations, and stock exchange requirements ("Applicable Laws").  In this Charter, the terms "independent" and "financially literate" have the meaning ascribed to such terms by Applicable Laws, and include the meanings given to similar terms by Applicable Laws, including in the case of the term "independent" the terms "outside" and "unrelated" to the extent such latter terms are applicable under Applicable Laws.

(b)
The chairman of the Committee will be appointed by the Committee from time to time and must have such accounting or related financial management expertise as the Directors may determine in their business judgement.

(c)	The secretary of the Committee will be the Secretary of the Corporation or such other person as is chosen by the Committee.

(d)
The Committee may invite such persons to meetings of the Committee as the Committee considers appropriate, except to the extent exclusion of certain persons is required pursuant to this Charter or Applicable Laws.

(e)
The Committee may invite the external auditor of the Corporation to be present at any meeting of the Committee and to comment on any financial statements, or on any of the financial aspects, of the Corporation.

(f)
The Committee will meet as considered appropriate or desirable by the Committee.  Any member of the Committee or the external auditor of the Corporation may call a meeting of the Committee at any time upon 48 hours prior written notice.

(g)	All decisions of the Committee shall be by simple majority and the chairman of the Committee shall not have a deciding or casting vote.

(h)	Minutes shall be kept in respect of the proceedings of all meetings of the Committee.

(i)	No business shall be transacted by the Committee except at a meeting of the members thereof at which a majority of the members thereof is present.

(j)	The Committee may transact its business by a resolution in writing signed by all the members of the Committee in lieu of a meeting of the Committee.

4.	Role and Responsibilities

To the extent considered appropriate or desirable or required by applicable legal or regulatory requirements, the Committee shall:

(a)	recommend to the Directors

(i)
the external auditor to be nominated for the purpose of preparing or issuing an auditor's report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation, and

(ii)	the compensation to be paid to the external auditor of the Corporation;

(b)	review the proposed audit scope and approach of the external auditor of the Corporation and ensure no unjustifiable restriction or limitations have been placed on the scope of the proposed audit;

(c)
meet separately and periodically with the management of the Corporation, the external auditor of the Corporation and the internal auditor (or other personnel responsible for the internal audit function of the Corporation) of the Corporation to discuss any matters that the Committee, the external auditor of the Corporation or the internal auditor of the Corporation, respectively, believes should be discussed privately;

(d)
be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management of the Corporation and the external auditor of the Corporation regarding any financial reporting matter and review the performance of the external auditor of the Corporation;

(e)	review judgmental areas, for example those involving a valuation of the assets and liabilities and other commitments and contingencies of the Corporation;

(f)	review audit issues related to the material associated and affiliated entities of the Corporation that may have a significant impact on the equity investment therein of the Corporation;

(g)	meet with management and the external auditor of the Corporation to review the annual financial statements of the Corporation and the results of the audit thereof;

(h)	review and determine if internal control recommendations made by the external auditor of the Corporation have been implemented by management of the Corporation;

(i)
pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation and, to the extent considered appropriate: (i) adopt specific policies and procedures in accordance with Applicable Laws for the engagement of such non-audit services; and/or (ii) delegate to one or more independent members of the Committee the authority to pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation provided that the other members of the Committee are informed of each such non-audit service;

(j)
consider the qualification and independence of the external auditor of the Corporation, including reviewing the range of services provided by the external auditor of the Corporation in the context of all consulting services obtained by the Corporation;

(k)	consider the fairness of the interim financial statements and financial disclosure of the Corporation and review with management of the Corporation whether,

(i)	actual financial results for the interim period varied significantly from budgeted or projected results,

(ii)	generally accepted accounting principles have been consistently applied,

(iii)	there are any actual or proposed changes in accounting or financial reporting practices of the Corporation, and

(iv)	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure;

(l)
review the financial statements of the Corporation, management's discussion and analysis and any annual and interim earnings press releases of the Corporation before the Corporation publicly discloses such information and discuss these documents with the external auditor and with management of the Corporation, as appropriate;

(m)
review and be satisfied that adequate procedures are in place for the review of the public disclosure of the Corporation of financial information extracted or derived from the financial statements of the Corporation, other than the public disclosure referred to in paragraph 4(l) above, and periodically assess the adequacy of those procedures;

(n)	establish procedures for,

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters relating to the Corporation;

(o)	review and approve the hiring policies of the Corporation regarding partners, employees and former partners and employees of the present and any former external auditor of the Corporation;

(p)	review the areas of greatest financial risk to the Corporation and whether management of the Corporation is managing these risks effectively;

(q)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and consider their impact on the financial statements of the Corporation;

(r)	review any legal matters which could significantly impact the financial statements of the Corporation as reported on by counsel and meet with counsel to the Corporation whenever deemed appropriate;

(s)	institute special investigations and, if appropriate, hire special counsel or experts to assist in such special investigations;

(t)
at least annually, obtain and review a report prepared by the external auditor of the Corporation describing: the firm's quality-control procedures; any material issues raised by the most recent internal quality-control review or peer review of the firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, in respect of one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the independent auditor and the Corporation;

(u)	review with the external auditor of the Corporation any audit problems or difficulties and management's response to such problems or difficulties;

(v)	discuss the Corporation's earnings press releases, as well as financial information and earning guidance provided to analysts and rating agencies, if applicable;

(w)	review and assess annually this charter and recommend any proposed changes to the Board of Directors for approval;

(x)	perform an annual evaluation of the performance of the Committee, the results of which will be reviewed by the Board of Directors; and

(y)	review the selection of, and changes in the accounting policies of the Corporation.

5.	Communication with the Directors

(a)	The Committee shall produce and provide the Directors with a written summary of all actions taken at each Committee meeting or by written resolution.

(b)	The Committee shall produce and provide the Directors with all reports or other information required to be prepared under Applicable Laws.